Form 20-F
CUMBERLAND RESOURCES LTD
filed 2003-07-16
CIK 1016724

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F (Annual Report)

(Mark One)

Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934 or

 X

Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended   December 31, 2002    or

Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from

 to

Commission file number           0-29920

Cumberland Resources Ltd.

(Exact name of registrant as specified in its charter)

Province of British Columbia, Canada

(Jurisdiction of incorporation or organization)

950-505 Burrard Street, Vancouver, British Columbia, Canada V7X 1M4

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class

Name of each exchange on which registered

                N/A

                            N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares, no par Value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

N/A

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2002.

39,118,349

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes   X

No

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17    X

   Item 18

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes

No

  Not Applicable     X

The information set forth in this Form 20-F annual report is as at December 31, 2002 unless an earlier or later date is indicated.

All amounts in annual report are based on accounting principles generally accepted in Canada, unless stated otherwise.

TABLE OF CONTENTS

   PART I

       PAGE

ITEM 1

Identity of Directors, Senior Management and Advisors

              3

ITEM 2

Offer Statistics and Expected Timetable

ITEM 3

Key Information

ITEM 4

Information on the Company

ITEM 5

Operating and Financial Review and Prospects

ITEM 6

Directors, Senior Management and Employees

ITEM 7

Major Shareholders and Related Party Transactions

ITEM 8

Financial Information

ITEM 9

The Offer and Listing

ITEM 10

Additional Information

ITEM 11

Quantitative and Qualitative Disclosure about Market Risk

ITEM 12

Description of Securities Other than Equity Securities

57

PART II

        PAGE

ITEM 13

Defaults, Dividend Arrearages and Delinquencies

57

ITEM 14

Material Modifications to the Rights of Security Holders and

Use of Proceeds

57

ITEM 15

Controls and Procedures

ITEM 16

[Reserved]

PART III

        PAGE

ITEM 17

Financial Statements

57

ITEM 18

Financial Statements

58

ITEM 19

Exhibits

58

Glossary of Mining Terms

Amphibolite - a grade of regional metamorphism produced by high temperatures and pressures.

Anomaly – a value, or the location of a value that is unusual compared to other values in the same or similar data sets.

Arsenopyrite – a metallic mineral composed of iron, arsenic and sulphur.

Assay – the chemical test of rock samples to determine the mineral content.

Bedrock – unweathered rock below the soil.

Carbonate-sericite Alteration – hydrothermal alteration characterized by the presence of carbonate minerals (calcite, dolomite, siderite) and sericite (fine grained muscovite).

Chloritic – a term applied to a rock that contains an abundance of the mineral chlorite.

Clastic – pertaining to or being a rock or sediment composed principally of broken fragments that are derived from pre-existing rocks or minerals and that have been transported individually some distance from their places of origin.

Fault – a break across which rock units are displaced.

Feasibility Study – a study, which provides sufficient information to establish the commercial viability of a project.

Formation – a distinctive body of rock that is given a name to distinguish it from other rocks on a geological map.

Greenschist – a grade of regional metamorphism produced by low to intermediate temperatures and pressures, and characterized by an abundance of green minerals such as chlorite, epidote and actinolite.

Greywacke – a dirty sandstone that consists of a mixed variety of angular and unsorted or poorly sorted minerals and rock fragments in a matrix of clay and fine silt.

Host-Rock – the rock enclosing a particular feature such as mineralization or veins.

Isoclinal - a term referring to a style of folding, characteristic of strong deformation, in which the limbs of the fold are parallel to one another and therefore have the same dip.

Kimberlite – a rock type composed primarily of olivine and a mica in a fine grained groundmass and a potential host rock for diamonds.

Leaching – a chemical process of removing material from its source, such as gold from bedrock.

Magnetite-chert Iron Formation - oxide facies iron formation composed of interbedded magnetite (FeO) and chert (Si02), products of chemical sedimentation.

Metavolcanic – a metamorphosed rock of volcanic origin.

Mineralization – rock that contains an undetermined amount of minerals or metals.

Mineralogy – refers to the mineral content of a particular rock.

Mineralized Material – a mineralized body which has been delineated by appropriately spaced drilling and/or underground sampling to support a sufficient tonnage and average grade of metal(s).  Such a deposit does not qualify as reserve, until a comprehensive evaluation based upon unit cost, grade, recoveries, and other material factors conclude legal and economic feasibility.

Ore – rock, generally containing metallic or non-metallic minerals that can be mined and processed at a profit.

Outcrop – the total area over which a particular rock unit occurs at the surface whether visibly exposed or not.

Pelitic – pertaining to a rock originally formed from extremely fine clay and mud sized particles.

Pyrrhotite – a metallic mineral composed of iron and sulphur, which has the unique characteristic of being variably magnetic.

Schist – a strongly foliated crystalline rock formed by dynamic metamorphism which can be readily split into thin flakes or slabs due to well developed parallelism of more than 50% of the minerals present.

Splay – a minor secondary fault associated with a larger fault and trending at an oblique angle to the large fault.

Stratigraphic - refers to a relationship between strata, such as stratigraphically above or below a stratum.

Stratigraphy – sequence of stratified rocks in the earth’s crust.

Sulphide – means a compound of metal and sulphur. Metals such as copper, nickel, lead and zinc occur most commonly as suphides.

Supracrustal Rocks– rocks that overlie older basement rocks (e.g. supracrustal proterozoic rocks overlying Archean basement rocks).

Thermistor – a thermally sensitive resistor employing a semiconductor with a large negative resistance-temperature coefficient and used as an electrical thermometer.

Ton – means a dry short ton (2,000 pounds).

Tonne – metric unit of weight equivalent to 1.102 tons.

Ultramafic – said of an igneous rock composed chiefly of mafic minerals.

Volcaniclastic – a clastic rock containing volcanic material in whatever proportion, and without regard to its origin or environment.

Wacke - a dirty sandstone that consists of a mixed variety of angular and unsorted or poorly sorted minerals and rock fragments in a matrix of clay and fine silt.  Wacke is a shortened version of the term greywacke, which is defined above.

Forward-Looking Statements

Certain of the information contained herein constitutes “forward-looking statements”. Such forward-looking statements involve known or unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from those projected by such forward-looking statements. Such factors include, among others, the factual results of current exploration activities, conclusions of feasibility studies now underway, access to capital, as well as those factors discussed under the heading “Risk Factors”.  The Company undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

PART I

ITEM 1

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this Item.

ITEM 2

OFFER STATISTICS AND EXPECTED TIMETABLE

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this Item.

ITEM 3

KEY INFORMATION

A.

Selected Financial Data

The selected financial data in Table 1 have been derived from the consolidated financial statements of the Company which have been prepared in accordance with accounting principles generally accepted in Canada. All amounts are in Canadian dollars.

Table 1.  Selected Financial Data -- Canadian GAAP

	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 1998
Interest Revenue	$409,305	$239,381	$276,178	$405,124	$216,696
Net Loss	($8,916,590)	($1,932,818)	($844,213)	($943,147)	($2,081,592)
Net Loss Per Common Share	($0.26)	($0.07)	($0.03)	($0.04)	($0.09)
Total Assets	$28,233,336	$15,174,512	$40,525,589	$37,564,907	$37,003,811
Total Long Term Debt	$151,223	$0	$9,490,750	$6,948,185	$4,881,785
Total Share Capital	$67,085,948	$44,485,665	$41,982,665	$40,682,465	$40,661,125
Total Shareholders’ Equity	$27,009,568	$14,858,945	$30,839,711	$30,418,418	$31,302,725
Common Shares Outstanding	39,118,349	30,054,369	27,403,781	26,221,781	26,212,081

The Company has not declared or paid any dividends during the periods indicated.

Note: Refer to Note 3b of the Company’s 2002 consolidated financial statements for details of the changes in accounting policies effective January 1, 2001 and January 1, 2002.

The selected financial data in Table 1 above have been derived from the consolidated financial statements of the Company which have been prepared in accordance with accounting principles generally accepted in Canada which differ in certain material respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States (“U.S. basis”). Had the Company followed the U.S. basis, the items disclosed in Table 1 above would have been reported as follows (all amounts are in Canadian dollars):

Table 2.  Selected Financial Data -- U.S. GAAP

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	December 31, 2002	December 31, 2001	December 31, 2000	December 31, 1999	December 31, 1998

Interest Revenue	$409,305	$ 239,381	$276,178	$ 405,124	$ 216,696

Net Loss	($8,645,539)	($1,851,025)	($2,683,466)	($4,414,126)	($5,275,029)

Net Loss Per Common Share	($0.26)	($0.07)	($0.10)	($0.17)	($0.23)

Total Assets	$29,064,297	$16,014,422	$16,352,189	$19,540,825	$20,773,539

Total Long Term Debt	$151,223	$0	$0	$0	$0

Total Share Capital	$64,303,035	$43,235,822	$41,003,003	$39,737,497	$39,678,907

Total Shareholders’ Equity	$27,840,529	$15,698,855	$16,157,061	$19,342,521	$20,270,345
Common Shares Outstanding	39,118,349	30,054,369	27,403,781	26,221,781	26,212,081

The Company has not declared or paid any dividends during the periods indicated.

Note:

Refer to Note 12 of the Company’s 2002 consolidated financial statements for a reconciliation of the Canadian and U.S. basis.

Currency and Exchange Rates

All dollar amounts set forth in this report are in Canadian dollars, except where otherwise indicated.

1.

On July 10, 2003, the noon buying rate in New York City for cable transfer in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was $0.7234 U.S. = $1.00 Canadian.

All exchange rate calculations in #2 and #3 below are based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

2.

The following table sets forth the high and low exchange rates for each month during the six months preceding the filing due date for this Form 20-F Annual Report.

Month	1/03	2/03	3/03	4/03	5/03	6/03
High Rate	.6570	.6720	.6822	.6975	.7437	.7492
Low Rate	.6349	.6530	.6709	.6737	.7032	.7263

3.

The following table sets forth the average exchange rates for each of the past 5 fiscal years, calculated by using the average of the exchange rates in effect on the last day of each month during the period indicated.

	Year Ended December 31,
	2002	2001	2000	1999	1998
Average Rate During Period	.6369	.6457	.6725	.6744	.6740

B.

Capitalization and Indebtedness

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

C.

Reasons for the Offer and Use of Proceeds

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

D.

Risk Factors

Speculative Nature of Gold and Diamond Exploration and Uncertainty of Development Projects

Gold and diamond exploration are highly speculative in nature, involve many risks and frequently are not productive. There can be no assurance that the Company’s gold and diamond exploration efforts will be successful.  Success in identifying and increasing mineralized material and converting such mineralized material to reserves is the result of a number of factors, including the quality of a Company’s management, its level of geological and technical expertise, the quality of land available for exploration and other factors. Once gold or diamond mineralization is discovered, it may take many years in the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish mineralized material and proven and probable reserves through drilling, to determine the optimal metallurgical process to extract metals from the ore and to construct mining and processing facilities and related access, transportation, power and fuel infrastructures, particularly in environmentally sensitive remote locations, such as the areas of Nunavut where the Company’s properties are located. As a result of these uncertainties, no assurance can be given that the Company’s exploration programs will result in commercial mining operations.

Kimberlites are the most common form of rock in which diamonds are found. Compared to other mineral deposits, kimberlites occupy comparatively small surface areas that typically are less than a few hectares. As a result, the search for kimberlites requires very disciplined and meticulous procedures in order to identify small targets within large areas. Most importantly, only a small number of kimberlites discovered throughout the world contain diamonds in commercial quantities. These factors make diamond exploration a high-risk activity.

Development projects have no operating history upon which to base estimates of future cash operating costs. Particularly for development projects, estimates of mineralized material and proven and probable reserves and cash operating costs are, to a large extent, based upon the interpretation of geological data obtained from drill holes and other sampling techniques, feasibility studies which derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of gold or diamonds, estimated operating costs, anticipated climatic conditions and other factors. As a result, it is possible that actual cash operating costs and economic returns will differ significantly from those estimated for a project prior to production. It is not unusual in new mining operations to experience unexpected problems during the start-up phase, and delays often can occur in the commencement of production.

Environmental and Other Regulatory Requirements

At present, none of the Company’s properties are at the development stage.  However, when a property is identified as having economic potential, government approval permits and licenses covering all aspects of development and production will be required.  These approvals will include water licenses, land use permits, fuel storage permits, mine construction and mining operation licenses (which include mine waste and tailing disposal sites). Delays related to approvals and licensing could materially adversely affect the financial performance of the Company. Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted.  Before production can commence on any properties the Company must obtain regulatory approval and there is no assurance that such approvals will be obtained.  Under the current regulations, approval to develop a mining operation in Nunavut requires approval under the Canadian Environmental Assessment Act (CEAA), a Canadian federal government requirement.  Please see “Item 4. Information on the Company -- B.  Business Overview -- Applicable Government Regulation in Canada -- Nunavut Settlement”.  The Designated Inuit Organization (DIO) will have significant impact in reviewing the submission under CEAA and may eventually be responsible for the approval. Although the Company believes its mineral and exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development.

Title Matters

Some of the mining claims in which the Company has an interest have not been surveyed and, accordingly, the precise location of the boundaries of the claims and ownership of mineral rights on specific tracts of land comprising the claims may be in doubt. Such claims have not been converted to lease and tenure, and are, accordingly, subject to annual compliance with assessment work requirements.  Other parties may dispute the Company’s title to its mining properties. All of the claims on the Meadowbank property have been surveyed and converted to leases. Annual rent of $1.00 per acre is paid on the Meadowbank leases. While the Company has diligently investigated title to all mineral claims and, to the best of its knowledge, title to all properties is in good standing, this should not be construed as a guarantee of title.  The properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects.

Operations Risks

The business of exploratory searches for gold and diamonds and gold and diamond mining is subject to a number of risks and hazards including environmental hazards, industrial accidents, labor disputes, encountering unusual or unexpected geologic formations or other geological or grade problems, unanticipated changes in metallurgical characteristics and gold or diamond recovery, encountering unanticipated ground or water conditions, cave-ins, pit wall failures, flooding, rock bursts, periodic interruptions due to inclement or hazardous weather conditions, and other acts of God or unfavorable operating conditions and bullion losses. Such risks could result in damage to, or destruction of mineral properties or processing facilities, personal injury or death, loss of key employees, environmental damage, delays in mining, monetary losses and possible legal liability. The Company’s properties are located at high latitudes and, as a result, conducting mineral exploration operations may be hampered by severe weather conditions.

Risks of Non-Availability of Insurance

Where considered practical to do so, the Company maintains insurance against risks in the operation of its business in amounts, which it believes to be reasonable. Such insurance, however, contains exclusions and limitations on coverage. There can be no assurance that such insurance will continue to be available, will be available at economically acceptable premiums or will be adequate to cover any resulting liability. In some cases, coverage is not available or considered too expensive relative to the perceived risks. The Company may become subject to liability for cave-ins, pollution or other hazards against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons.  The payment of such liabilities would reduce the funds available for exploration and mining activities.

Financing Risks and Dilution

Although the Company currently has sufficient financial resources to undertake its presently planned exploration and development program at Meadowbank, further exploration on, and development of, the Company’s mineral properties in Nunavut will require additional capital. In addition, a positive production decision on the Company’s Meadowbank project would require significant additional capital for project engineering and construction. Accordingly, the continuing exploration and development of the Company’s projects depends upon the Company’s ability to obtain equity and debt financing on reasonable terms. There is no assurance the Company will be successful in obtaining the required financing. If the Company is unable to acquire additional capital it may be forced to curtail exploration and development activities and general administrative spending and may seek to joint venture or farm-out some of its properties.  In addition to the need to complete additional equity financings in order to advance its exploration and development projects, there are outstanding share purchase warrants and stock options pursuant to which common shares of the Company may be issued in the future. This would result in further dilution to the Company’s shareholders.

Mineralized Material

The mineralized material described in this document is estimated only and no assurance can be given that any proven or probable reserve will be discovered or that any particular level of recovery of minerals will in fact be realized or that identified mineralized material will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Material changes in mineral resources, grades, stripping ratios or recovery rates may affect the economic viability of projects. “Mineralized material” has a great amount of uncertainty as to its existence and a great uncertainty as to its economic and legal feasibility. It cannot be assumed that mineralized material will ever be upgraded to reserves.

Limited Operating History: Losses

The Company has limited experience in the development of mines and in the construction of facilities required to bring mines into production. The Company has relied and may continue to rely upon external consultants and others for expertise in these areas. The Company may determine that it is not commercially feasible or it is impractical to commence commercial production on its projects or, if commenced, to continue commercial operations.

The Company has no experience in mining or processing of metals. The Company has experienced, on a consolidated basis, losses in all years of its operations. As at December 31, 2002, the Company’s deficit on a consolidated basis totaled $40,076,380. All of the Company’s activities have been of an exploration nature.  There can be no assurance that the Company will generate profits in the future.

Share Price Volatility

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  In particular, the per share price of the Company’s common shares fluctuated from a high of $3.44 to a low of $0.60 within the two most recent fiscal years of the Company, being 2002 and 2001.  The stock price has not traded as high as $5.35 since the quarter ended March 1997. Share price fluctuations are likely to continue in the future.

Gold Price Volatility

The market price of gold is volatile and cannot be controlled. If the price of gold should drop significantly, the economic prospects of the projects which the Company has an interest in could be significantly reduced or rendered uneconomic. There is no assurance that, even if commercial quantities of gold are discovered, a profitable market may exist for the sale of gold. Factors beyond the control of the Company affect the marketability of any gold discovered or produced. Gold prices have fluctuated widely, particularly in recent years. The marketability of gold is also affected by numerous other factors beyond the control of the Company, including government regulations relating to royalties and allowable production, the effect of which cannot be accurately predicted.

Competition

There is aggressive competition within the mining industry for the discovery and acquisition of properties considered having commercial potential. The Company competes with other mining companies, many of which have greater financial resources than the Company, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel.

Key Executives

The Company is dependent on the services of key executives, including its President and Chief Executive Officer, its Chief Financial Officer and a small number of highly skilled and experienced executives and personnel. Due to the relatively small size of the Company, the loss of these persons or the Company’s inability to attract and retain additional highly skilled employees may adversely affect its business and future operations.

Potential Adverse Tax Consequences to U.S. Shareholders if Registrant is a PFIC

It is possible that the Registrant could be considered a passive foreign investment company (“PFIC”) for U.S. holders of the Company’s common shares.  If the Registrant were considered a PFIC, U.S. shareholders could face potential adverse tax consequences.

A U.S. shareholder holding stock in a foreign corporation during any year in which such a corporation qualifies as a PFIC is subject to U.S. federal income tax under one of two alternative tax regimes at the election of each such U.S. shareholder.  A U.S. shareholder who elects in a timely manner to treat such corporation as a Qualified Electing Fund (“QEF”) will be subject to current U.S. federal income tax for any taxable year in which the shareholder holds stock in such corporation and in which that corporation qualified as a PFIC on (i) their pro-rata share of the Company’s net capital gains and (ii) ordinary earnings regardless of whether such amounts are actually distributed.  The amounts described above are included in the U.S. shareholder’s tax year during which the Company’s taxable year ends.

Where the U.S. shareholder does not make a timely QEF election, then special taxation rules apply to (i) gains realized on the disposition or deemed disposition of their common shares of the corporation and (ii) to excess distributions as defined.  Generally, non-electing shareholders would be required to pro-rate all gains realized on dispositions of their shares and excess distributions over the entire holding period of such common shares (regardless of whether the pro-rata amounts reflect actual earnings for the period).  All gains and distributions allocated to prior years would be taxed at the highest tax rate for each such prior year applicable to ordinary income.  The non-electing U.S. shareholder would also be liable for interest on the foregoing tax liability for each such prior period calculated as if such liability had been due for each such prior year.

Please see “Item 10. Additional Information – E.  Taxation” for more detailed discussion of U.S. federal income tax consequences for U.S. holders as defined.

The PFIC provisions under the Code are very complicated, and U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the PFIC rules and how they may impact their U.S. federal income tax situation.

Conflicts of Interest

Certain of the Company’s directors and officers serve as directors or officers of other natural resource companies or have significant shareholdings in natural resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the Company making the assignment. Under the laws of the Province of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.  In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Dividends

Investors cannot expect to receive a dividend on the Company’s common shares in the foreseeable future. To the extent that investors seek dividend-paying stocks to the exclusion of stocks that do not pay dividends, this could reduce liquidity for the Company’s common shares, thus decreasing the likelihood that shareholders would be able to sell their shares when they want and at favourable prices.

Enforceability of Civil Liabilities

The enforcement by investors of civil liabilities under the federal securities laws of the United States may be adversely affected by the fact that the Company is incorporated under the laws of a foreign country, that most of its officers and directors are residents of a foreign country and that all or a substantial portion of the assets of the Company and such persons are located outside the United States. As a result, it may be difficult for holders of the common shares to effect service of process on such persons within the United States or to realize in the United States upon judgments rendered against them.

ITEM 4

INFORMATION ON THE COMPANY

A.

History and Development of the Company

Organization; Registered Office; Etc.

The Company is engaged in the exploration, development and acquisition of mineral properties.  The head office and principal address of the Company is located at Suite 950, 505 Burrard Street, Vancouver, British Columbia, Canada, V7X 1M4.  The registered office of the Company is located at Suite 2323, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, Canada, V7X 1K8.

General Development of the Business of the Company

Corporate

The Company was incorporated under the name of Eton Resources Ltd. on December 4, 1979, under the laws of the Province of British Columbia by filing its Memorandum and Articles with the British Columbia Registrar of Companies.  On April 11, 1980, the Company's name was changed to Cumberland Resources Ltd. On November 30, 1982, the Company was extra-provincially registered in the Province of Ontario and effective January 19, 2001 the Company was extra-provincially registered in Nunavut. At the Company's extraordinary general meeting held on September 13, 1993, the members passed a special resolution to increase the Company's authorized capital to 25,000,000 common shares effective September 17, 1993.

The first non-exempt distribution of securities by the Company was by way of Prospectus with an effective date of January 4, 1984; on which date the Company became a reporting issuer in the Province of British Columbia.  On March 5, 1984, the securities of the Company sold under the Prospectus were posted and called for trading on the Vancouver Stock Exchange (which subsequently merged with the Alberta Stock Exchange to form the Canadian Venture Exchange, renamed the "TSX Venture Exchange").

On September 18, 1995 the Company's shares were listed and called for trading on The Toronto Stock Exchange and on November 8, 1995, at the request of the Company, its shares were delisted from the Vancouver Stock Exchange.

At the Company's annual general meeting held on May 16, 1996, the members passed special resolutions increasing the authorized capital to 50,000,000 common shares without par value and amending the Articles to permit terms of office for the directors to exceed one year.

At the Company's annual general meeting held on May 14, 1998, the shareholders passed special resolutions increasing the authorized capital to 100,000,000 common shares without par value.

Acquisition and Exploration of Significant Mining Properties

By an agreement dated June 2, 1993, between the Company and Asamera Minerals Inc. ("Asamera"), the Company acquired a 50% interest in the Meliadine (the other 50% owned by Comaplex Minerals Corp. ("Comaplex"), a publicly traded company based in Calgary, Alberta), a 60% interest in the Meadowbank, and a 50% interest in the Parker Lake properties from Asamera in exchange for $187,500 for each of the Meliadine and Meadowbank properties, $75,000 for the Parker Lake property and a 2% net smelter royalty, based upon 100% of the production but payable from the Company's interest in each property.  By an agreement dated August 10, 1994, the Company acquired Asamera's 2% net smelter royalty in each of the aforementioned properties in exchange for 50,000 shares, $396,500, and transferable share purchase warrants for 100,000 shares of the Company exercisable for five years at prices ranging from $1.70 in year one to $2.973 in year five.  All warrants were exercised by September 1997.  Parker Lake no longer has any significance to the Company and was written off during the year ended December 31, 1998.  The write-off consisted of $1,062,993 of deferred exploration costs and $155,810 of acquisition costs, for total charges of $1,218,803.

In 1995, the Company and Comaplex divided the Meliadine mineral rights into East and West in order to option Meliadine West to WMC International Limited ("WMC"), a subsidiary of Western Mining Corporation of Australia, a publicly traded company.

In June 1995, the Company and Comaplex signed an agreement with WMC, whereby WMC can earn up to a 60% interest in the western portion of the Meliadine Property including the Wesmeg and Musket Bay grid areas.

By an agreement dated June 24, 1997, the Company acquired the remaining 40% in the Meadowbank Property from Comaplex, for $3,200,000 cash and 1,500,000 units of the Company.  Each unit consists of one common share and one warrant.  Two warrants would entitle Comaplex, upon payment of $4.25, to acquire one common share of the Company until July 28, 1999.  These warrants expired unexercised.

Principal Capital Expenditures/Divestitures Over Last Three Fiscal Years

In the three years beginning in 2000, the Company's exploration expenditures focused on Meadowbank and Meliadine West:

	Meadowbank	Meliadine West
2000	$1,783,689	$2,542,565
2001	$1,381,337	$1,841,929
2002	$7,912,695	$1,020,681

Pursuant to the Meliadine Mining Venture Agreement, all of the abovementioned exploration expenditures on Meliadine West were entirely funded by WMC.  Please see "Item 4.  Information on Company-- D. --Property, Plant and Equipment- Meliadine Property, Nunavut-Ownership".

There were no material dispositions in the period.

Current and Planned Capital Expenditures/Divestitures

In 2003, the Company's principal area of exploration will be its Meadowbank Project in the Nunavut, Canada.  The initial budget for 2003 for Meadowbank is $10.5 million, which will be financed from the Company's working capital.

The Meliadine West project is operated by WMC, and the Company's share of expenditures at Meliadine West is covered by the operator through a non-recourse loan.  In 2001, WMC announced that it was divesting its interest in the Meliadine West project and it was limiting its activities to property maintenance.  Efforts, by WMC, to sell it interest in the Project are ongoing.  In the interim, a $2,070,000 work program for 2003 has been approved by WMC.  The program will consist of infill drilling on the Tiriganiaq Zone and regional exploration on the existing targets on the property. It is anticipated that the drilling program in the Tiriganiaq area will consist of 4700 meters in 17 drill holes.

A $625,000 exploration program, to be shared on a 50/50 joint venture basis with Comaplex, is planned for the Meliadine East Property in 2003.  This program will consist of additional ground geophysics and diamond drilling of priority targets to follow up on kimberlite indicator minerals detected in 2002.

Public Takeover Offers

During the current and previous fiscal year, the Company has not received any public takeover offers from third parties nor has the Company made any such takeover offers.

B.

Business Overview

Summary

The Company is considered to be an exploration stage company, as its properties have not reached commercial production.  During the past five years, the Company has been involved in mineral exploration primarily in Nunavut.  Historically, the Company has explored in Ontario, and to a lesser degree Newfoundland and Portugal.  The Company's properties contain no known proven or probable reserves.  To date, the Company has not received any income from operations, and as at December 31, 2002 had a deficit of $40,076,380.

The Company has a direct interest in three principal precious metals properties, which are known as the Meadowbank, Meliadine East and Meliadine West properties, all located in Nunavut, Canada.  For further discussion respecting all of the foregoing, see " -- D.  Property, Plant and Equipment," below.

The Company has spent approximately $48 million on mineral exploration and development on its properties (including, interest costs), of which approximately $13.2 million was funded by WMC pursuant to the Meliadine Mining Venture Agreement.  Please see "Item 4. Information on Company.  D. Property, Plant and Equipment- Meliadine Property, Nunavut -Ownership".

The Company's interests in its properties range from 22% to 100% ownership.  The Company is currently concentrating its efforts on expanding the amount of mineralized material, and completing economic studies on the Meadowbank Property and on advancing exploration at the Meliadine East Property.  Activities on the Meliadine West Property are currently limited to property maintenance.

The Company continually reviews acquisition opportunities to acquire interests in mining properties and evaluates their economic potential.  Properties that are explored and do not warrant further work are abandoned and written off.  Some interests are retained until the mineral dispositions lapse or the agreements are terminated.  Detailed disclosure is made only on significant properties of merit.

Applicable Government Regulation in Canada

Mining Industry and Nunavut Final Agreement

Minerals in Canada are owned generally by the state (i.e., the public). Provincial governments administer the mineral resources within their respective provinces.  However, in Nunavut, management responsibilities with respect to minerals is shared by the Canadian federal government and certain Inuit organizations.  Please see discussion below.

Under a July 3, 1993 Nunavut Final Agreement entered into between the Government of Canada and the Inuit of the Nunavut Settlement Area of the Northwest Territories (the “NFA”), the Inuit were granted ownership of 355,968 square kilometers of land in the Settlement Area. There are 944 parcels (16% of Nunavut) of Inuit Owned Lands (“IOL”) where Inuit hold surface title only (“Surface IOL”). The Crown retains the mineral rights to these lands. Inuit also hold fee simple title, including mineral rights, to the remaining 150 parcels of IOL (“Subsurface IOL”) which total 38,000 square kilometers and represent approximately 2% of the territory. Surface title to all IOL is held in each region by one of three Regional Inuit Associations (“RIA’s”) which are responsible for the administration and management of surface lands falling within their respective jurisdictions, including the granting of third party surface rights in those lands. Subsurface title to IOL is held by Nunavut Tunngavik Incorporated (“NTI”), which is responsible in consultation with the RIA’s, for the administration and management of subsurface rights in those lands, including the granting of third party subsurface interests in those lands. NTI’s mandate includes safeguarding, administering and advancing the rights and benefits of the Inuit of Nunavut to promote their economic, social and cultural well-being through succeeding generations. The Lands and Resources Department of NTI is responsible for the implementation of Inuit responsibilities related to the management of IOL, the environment, minerals, oil and gas, and marine areas. NTI issues rights to explore and mine through its own mineral tenure regime. Mineral rights (mineral claims or leases) that existed at the time of the signing of the NFA, known as “grandfathered rights” continue to be administered by the Canadian federal Department of Indian Affairs and Northern Development (“DIAND”) until they terminate or the holder transfers its interests to the NTI regime. For both Surface IOL and Subsurface IOL, access to the land, through a Land Use License or Commercial Lease, must be obtained from the appropriate RIA.

DIAND administers mineral rights to the 98% of Nunavut for which the Crown owns these rights through the Canadian Mining Regulations pursuant to the Federal Territorial Lands Act. This includes Surface IOL, for which access to the land must nevertheless be obtained from the RIA as explained above. Crown-owned minerals may be acquired by staking and recording a mineral claim in accordance with the procedures set out in the Regulations. The mineral properties administered by the Canadian federal government under the Canadian Mining Regulations are subject to a lower royalty structure than the properties administered by the NTI.

There are two forms of mineral tenure that grant exclusive rights on Subsurface IOL, administered by NTI. These are the IOL Mineral Exploration Agreement (usually referred to as the “Mineral Exploration Agreement” or “EA”) and the IOL Mineral Production Lease (referred to as the “Production Lease”). The Mineral Exploration Agreement grants a company or individual the exclusive right to explore and prospect for minerals (excluding oil and gas and specified substances, such as construction materials and carving stone) on a portion of Subsurface IOL. This area, referred to as the Exploration Area, is similar in many ways to a mineral claim under the Canada Mining Regulations. The Production Lease grants the holder of a Mineral Exploration Agreement the right to produce minerals from a portion of the Exploration Area known as the Production Lease Area.

Since 1999, NTI has had in place a system of application that does not require staking when applying for a Mineral Exploration Agreement. Rather, the application requires only a description of the Exploration Area based on a latitude and longitude. Under the standard terms, successful applicants, upon executing the new Mineral Exploration Agreement and submitting the first year’s annual fees, will be granted the exclusive rights to explore for minerals in the Exploration Area. In order to gain access to the land, however, the applicant must obtain a surface right issued by the RIA.

Existing third party interests in IOL (“grandfathered” interests) are protected under the NFA as follows:

(a)

where a third party has been granted a surface interest in IOL (e.g. a Land Use Permit under the Territorial Land Use Regulations), that interest will continue in accordance with the terms and conditions on which it was granted. However, the rights and obligations of the Canadian federal government in relation to that interest are assumed by the appropriate RIA and that RIA is entitled to receive from the third party whatever consideration was payable to the Canadian federal government for the interest granted;

(b)

where a third party has been granted a subsurface interest (e.g. a mining lease under the Canada Mining Regulations) in IOL, that interest will continue in accordance with the terms and conditions on which it was granted, including any rights granted under the legislation which gave rise to the interest, or any successor legislation applicable to similar interest in Federal Lands.  However, where any successor legislation would have the effect of diminishing the rights afforded to the Canadian federal government, it will not bind Nunavut Tunngavik without its consent.  Nunavut Tunngavik is entitled to receive whatever compensation is payable by the interest holder for the use or exploitation of mineral rights.  The Canadian federal government will continue to administer the third party interest on behalf of Nunavut Tunngavik, unless the third party and Nunavut Tunngavik enter into an agreement under which the third party agrees to the administration of their interest by Nunavut Tunngavik.  In the event an agreement is reached, the applicable Canadian federal legislation will cease to apply to the third party interest.

With respect to the Company’s interest in its “grandfathered” claims or leases at the Meadowbank and Meliadine Properties:

(i)

if any interest in subsurface rights lapses and is re-staked, or if additional ground is staked, then, pursuant to the NFA, such interests would be administered by the Designated Inuit Organization (“DIO”) and subject to the rules established by the DIO; NTI is the DIO in respect of subsurface rights and the regional Inuit Association is the DIO in respect of surface rights.

(ii)

the Company has the option of having the “grandfathered” claims or leases administered by the Canadian federal government under the Canadian Mining Regulations or administered by Nunavut Tunngavik. The Company’s “grandfathered” claims or leases that make up the Meadowbank and Meliadine properties were acquired by staking prior to the signing of the NFA. Under the NFA, the mineral rights of existing claims are administered by the Canadian federal government.  If the Company determines there is a benefit to having its “grandfathered” claims or leases administered by the NTI, it may choose to lapse the tenure thereon and immediately re-acquire them under a NTI Mineral Exploration Agreement.

(iii)

surface access is allowed pursuant to Article 21 of the NFA, however, since the Inuit have the surface title to the area of the Company’s claims, negotiations will be required with the DIO before mineral development could proceed.  There are currently no negotiations with the DIO regarding development of the Meadowbank Property due to the early stage of the project.  When a decision is made to bring the properties into production, an Inuit Impact Benefits Agreement (“IIBA”) will be necessary.  The IIBA is negotiated with the DIO.  Surface access to the properties is currently granted by a Land Use Permit issued by the local Inuit Association.

Environmental Regulation

Mining operations in Canada are subject to regulation at both the federal and provincial levels.  Mining industry groups have pressured the government bodies that regulate mining for reform of the dual regulatory system in recent years, but no major reforms were pending as of December 2002.

Annual and Other Reports.  Persons engaged in exploration for minerals are required to submit statistical reports annually to the provincial government detailing their activities during the prior year.  The reports must include the nature and type of work undertaken, costs incurred, and locations of active projects.  In addition, persons wishing to maintain their tenures in good standing must file reports, from time to time as required, detailing expenditures, work programs and results on mineral properties.

Reclamation.  Upon completion of work at a property, a company engaged in exploration must perform certain tasks in order to restore the land to its pre-exploration state.  All trenches, stripped areas or sample sites must be backfilled; all disturbed land areas that could affect bodies of water must be stabilized; and all materials, equipment and waste material must be stored in an approved manner or removed from the site if no longer required.

Compliance Costs for the Company.  The principal environmental regulations to which the Company is subject require that the Company engage in land reclamation efforts.  Land reclamation costs are currently not significant for the Company because the Company’s projects are at the exploration stage, and exploration activities do not cause much disruption to the exploration site.  The Company expects that such costs will increase as its activities expand beyond the exploration stage.

Ownership, Income Tax, Repatriation of Profits.  Corporations resident in Canada are subject to Canadian federal income taxes on their worldwide income, including income derived directly from carrying on business in a foreign country, as earned.  Double taxation may be avoided by foreign tax credits for foreign taxes paid on income derived from non-Canadian sources.  In addition, resident corporations may be currently taxable on certain passive income earned by foreign subsidiaries and other foreign affiliates.

As of January 1, 2003, the basic rate of Canadian federal income tax on corporate income was approximately 27 percent, and when combined with the “typical” provincial rate of 16 percent, the total income tax rate for foreign corporate income was approximately 43 percent.

Mining and oil and gas companies are generally allowed a 100 percent deduction for Canadian exploration costs.  Canadian development costs are deductible at the rate of 30 per cent on a declining-balance basis.  Royalties, levies and taxes imposed by Canadian government authorities in respect of production are not deductible for tax purposes.  Instead, a resource allowance is allowed equal to 25 percent of resource profit, which is production income after deducting operating expenses and capital cost allowance, but before deducting interest and exploration and development expenses.  Foreign exploration and development expenses are deductible against foreign source resource revenues and as to 10% balance against other income.

C.

Organizational Structure

The Company has no subsidiaries.

D.

Property, Plant and Equipment

Overview

The main properties of the Company which are currently being explored or on which exploration is planned within the next year are the Meadowbank and Meliadine (divided into East and West) properties, both located in Nunavut, formerly part of the Northwest Territories, Canada. These properties were acquired as detailed in “Item 4.  Information on the Company -- A.  History and Development of the Company -- General Development of the Business of the Company -- Acquisition and Exploration of Significant Mining Properties.”  The following is a detailed description of the properties.

Meadowbank Property, Nunavut

Introduction

The Meadowbank Property is located 70 kilometers north of the barge accessible community of Baker Lake, Nunavut. The Property hosts six closely spaced, near surface gold deposits hosted within an Archean greenstone belt of some 25 km in length. The Company has incurred expenditures of approximately $26 million on the property from 1995 to 2002 resulting in approximately 507 diamond drill holes in 84,571 meters of drilling. As of June 2003 mineralized material1

 A mineralized body which has been delineated by appropriately spaced drilling and/or underground sampling to support a sufficient tonnage and average grade of metal(s).  Such a deposit does not qualify as reserve, until a comprehensive evaluation based upon unit cost, grade, recoveries, and other material factors conclude legal and economic feasibility.

 from all six of the deposits was estimated at 15,471,000 tonnes grading 4.66 grams of gold per tonne. In October of 2002 the Company initiated a feasibility study on the Property on the basis of open pit mining at a rate of approximately 4,700 tonnes per day for 8 to 10 years.

Ownership

 The Company holds a 100% working interest in the Meadowbank Property.  Please see “Item 4. -- Information on the Company -- A.  History and Development of the Company -- General Development of the Business of the Company -- Acquisition and Exploration of Significant Mining Properties”, for a discussion of the terms of the Company’s acquisition of the Meadowbank Property.

Description of the Property

The Meadowbank Property covers an area of approximately 28,887 hectares. A total of 10 Crown Mining Leases encompassing 7,370 hectares cover the area surrounding the four gold deposits near Third Portage Lake: Third Portage, North Portage, Goose Island and the Bay Zone. These leases were grandfathered as part of the Nunavut Land Claims Agreement. The remainder of the property, including the Vault and the recently discovered PDF deposit, is contained within three NTI Exploration Areas encompassing an area of 21,517 hectares, acquired by the Company in 1999. An application for additional ground from NTI is pending.  These Exploration Areas are located within IOL parcel BL-14 and are contiguous with the grandfathered mineral leases. This land position covers a series of gold deposits and mineral occurrences extending over 25 kilometers in strike length.

Location and Access

The Meadowbank Property is located approximately 70 kilometers north of the Hamlet of Baker Lake, Nunavut. The property is centred at approximately Latitude 65°00’N and Longitude 96°03’W.  The relevant NTS sheets are 66H/1, 66A/16 and 56E/4.

Access to the Meadowbank Property is via float or ski-equipped plane or helicopter from the Hamlet of Baker Lake, which is the nearest town and offers daily scheduled air service to southern Canadian centres.   Seasonal barge access from Montreal or Churchill, Manitoba to Baker Lake is possible from mid-July to October. Winter overland transport of supplies is particularly convenient and cost-effective by Nodwell-type all terrain type vehicle service available in Baker Lake.

Regional Geology

The Meadowbank property is underlain by rocks of the Archean aged Woodburn Lake Group, which comprises a deformed sequence of supracrustal rocks of the western Churchill Province.

Property Geology and Mineralization

The Meadowbank property is underlain by metasedimentary and metavolcanic rocks of the Archean Woodburn Lake Group.  The Property covers a structurally complex, narrow neck of supracrustal rocks, sandwiched between granite plutons and metamorphosed to upper greenschist facies.

Stratigraphy in the Property area consists of a complex assemblage of intermediate volcaniclastic rocks and wackes with subordinate, interlayered, iron-formation, pelitic and ultramafic schists, and quartzite.

Three principal areas hosting gold mineralization are known on the property.  At the Portage area, mineralization is present in four gold deposits (Goose Island, Third Portage, North Portage and Bay Zone) hosted in a distinctive iron formation.  In the area of the Vault deposit, located five kilometers northeast of the Portage area, carbonate-sericite altered metavolcanic rocks are the host to gold mineralization.  Work conducted in 2002 identified gold mineralization in iron formation at the PDF deposit, located approximately 10 kilometers northwest of the Vault deposit.

Stratigraphy in the Portage area consists of ultramafic volcanics, overlain by intermediate volcaniclastic and/or greywacke, with interbedded magnetite-chert iron formation and lesser pelitic schists.  In the area of the four deposits, this package of rocks is isoclinally folded about an ultramafic core and later refolded and metamorphosed at greenschist to amphibolite facies. The geometry of the mineralized units define an early recumbent fold.

In the area of the Vault deposit, early isoclinal folding is also the dominant fold pattern, however the ultramafic volcanic is absent and iron formations tend to occur as rare discontinuous beds. The Vault area is dominated by intermediate volcaniclastic and/or greywacke units that display similar characteristics to the clastic rocks at the Portage area. The stratigraphy in the area of the Vault Deposit is relatively flat lying.

The recently discovered PDF Deposit, located approximately 10 kilometers north of the Vault, is hosted by a similar stratigraphic assemblage, consisting of isoclinally folded intermediate volcaniclastic rocks interbedded with iron formation and pelitic schists.

Gold mineralization in all of the deposits is associated with sulphide mineralization in the form of pyrrhotite and pyrite and is notably absent in arsenopyrite.

History and Exploration to Date

Government records indicate exploration for base metals and uranium since 1969 with discovery of the first gold occurrences in the Meadowbank area recorded in 1985. In 1985, a joint venture agreement between Asamera Minerals and Comaplex Minerals resulted in 415,000 acres staked over the area.

From 1985 to 1994 exploration was largely focused on the area surrounding the Third Portage deposit with 8,146 meters of diamond drilling completed in 64 holes.  In 1991 a mineral inventory estimation was completed at the Third Portage deposit with 522,223 tonnes of mineralized material grading 7.93 grams of gold per tonne.

From 1994 to 1997 exploration programs, chiefly consisting of diamond drilling and operated by the Company under a joint venture agreement with Comaplex Minerals, focused on the identification of new resources and resulted in the identification of the Goose Island deposit and further expansion of the Third Portage deposit.  Environmental base-line studies, including water, lake sediment chemistry and fish population studies, were initiated in 1996. Engineering initiatives in 1997 continued on a multi-disciplinary level with enhancement of specific studies relating to geotechnical, environmental, conceptual transportation corridors and mining techniques. Traditional knowledge studies also commenced in 1997 and collection of climatic data was enhanced by the addition of an on site remote data collector.  Golder Associates of Vancouver, British Columbia continued to evaluate detailed geotechnical data collected by the Company and augmented this data with thermister installations within the Third Portage deposit.  A short program of oriented core drilling was also performed to provide more data on joint and fracture patterns in several design sectors of the Third Portage open pit.

In 1998 and 1999 the Company, as sole owner, completed 24,191 meters of diamond drilling in 160 drill holes resulting in the discovery of the Bay Zone gold deposit. In addition to the diamond drilling, engineering studies continued including environment baseline, geotechnical studies, quality control/assurance program for assays and a chain of custody audit to ensure proper sampling procedures.  A community consultation program was also implemented to advance local awareness of the project. Extensive surface excavation of the Third Portage deposit was completed in 1999. Prospecting programs focused on lands to the northeast of the Portage area and resulted in the acquisition of three contiguous NTI Mineral Exploration Agreements covering 21,517 hectares.  Mineralized material estimates completed at the end of 1999 yielded an estimated 7,775,000 tonnes of mineralised material grading 5.79 grams of gold per tonne in the four known deposits.

In the spring of 2000, MRDI Canada completed a pre-feasibility study on the Meadowbank Project.  The study indicated sufficient mineralized material for 7 years of open pit and underground production at a production rate of 2,250 tonnes per day. Preproduction capital costs were estimated at US$93 million, and cash operating costs estimated at US$187 per ounce.  The study concluded that additional mineralized material could significantly improve the economics of the project. In the summer of 2000, wide spaced drilling totaling 2,671 meters in 25 holes discovered the Vault Deposit, located 5 kilometers north of the Third Portage deposit.

During 2001, 4,044 meters of diamond drilling in 19 drill holes was completed at the Vault deposit, expanding the deposit at depth and along strike.  With the addition of the Vault deposit MRDI Canada estimated total mineralized material on the Property at 7,775,000 tonnes grading 5.79 grams of gold per tonne.  In the fall of 2001, a preliminary economic evaluation was initiated with MRDI Canada, to assess the economic impact of the additional mineralized material identified at the Vault deposit. This study indicated that the combination of the five known deposits at the Property could potentially support a larger, dominantly open pit operation with lower forecast operating costs using a revised mining rate of 4700 tonnes per day.

Based on the positive conclusion of the 2001 preliminary economic evaluation, the Company initiated an $8.0 million work program at Meadowbank which included 16,000 meters (150 holes) of diamond drilling comprised of definition, exploration, metallurgical and geotechnical drilling.  The majority of the drilling was completed at the Vault deposit where 60 holes (7,346 meters) were drilled, both expanding and improving the definition of the deposit.  A new shallow zone of mineralization, the Connector Zone, was outlined between the Third Portage and North Portage deposits.  A new gold deposit, called the PDF deposit, was discovered 10 kilometers north of the Vault deposit with 12 of 18 holes drilled intersecting gold mineralization.  A reverse circulation drill program consisting of 411 holes was completed over the area between the Vault and North Portage deposits and was successful in generating several areas of anomalous gold geochemistry, in areas of limited exposure. The Company also accelerated environmental baseline studies to ready the Meadowbank project for environmental impact analysis and the commencement of the mine development permitting process.  The program included aquatic, terrestrial, engineering and socio-economic components.  Geotechnical engineering focused on drill data collection for open pit designs at the Vault and North Portage deposits.  In addition, the Company expanded its metallurgical studies to include a wider representation of potential ore volumes from the Meadowbank deposits.  Initial results from metallurgical studies performed by SGS Lakefield Research indicate the Meadowbank deposits are amenable to conventional gravity/whole ore leach processing with recoveries indicated at 93% to 94%.

In October 2002, the Company initiated a feasibility study and commenced mine development permitting on the Meadowbank project.

Mineralized material estimates, incorporating the results from 2002 drill programs, including drilling at both the Vault deposit and the new PDF deposit, were completed in June 2003.  As a result, the Meadowbank mineralized material increased to an estimated 15,471,000 tonnes grading 4.66 grams of gold per tonne based on total of 84,561 meters of diamond drilling in 570 drill holes.

The 2003 work program at Meadowbank, budgeted at $10.5 million, is designed to complete feasibility and mine permitting requirements and also includes a substantial field exploration program.  The program will include approximately 16,000 meters of diamond drilling focused on further delineation and expansion of known deposits, exploration drilling of prospective targets and geotechnical drilling of foundations for proposed water retention dikes and mine buildings.  A reverse circulation drill program is planned as a continuation of the 2002 program.

The Company employs an extensive QA/QC program on all of their assays.  International Plasma Laboratory Ltd. completed all assaying using one-assay ton samples.  Primary assaying is done by fire assay with an atomic absorption finish on a 30-gram sample.  Assays yielding greater than 1.0 gram/tonne gold are re-assayed for precision using fire assay with a gravimetric finish.  Diamond drilling of the deposits employs NQ sized drill core with some HQ sized core drilled for metallurgical purposes.  All core is measured for recovery and for rock quality determinations.  After geological logging, the samples of core selected by the geologist for assaying are split in half with one half shipped to the assay laboratory and the other remaining in the core box and archived on site.  For quality control duplicates, standards and blanks samples are randomly inserted into the sample sequence prior to shipment to the assay lab.

Meliadine Property, Nunavut

Introduction

The Meliadine Property is located on the west side of Hudson Bay near the Hamlet of Rankin Inlet.  WMC has an option to earn an interest in the Western half of the Meliadine Property, now referred to as Meliadine West.  The Company is actively exploring the balance of the property now referred to as Meliadine East.

The Property is underlain by metasedimentary and metavolcanic rocks of Archean age that contain two east-trending bands of iron formation.  Gold mineralization occurs within three areas of folding and shearing, named, from east to west, the Discovery Zone, Wesmeg Area and Musket Bay.  Within the iron formation and shear zones gold is spatially associated with pyrrhotite and arsenopyrite within zones of quartz and quartz-carbonate veining.

On the Meliadine West Property, the Tiriganiaq Zone and the F Zone were outlined by WMC in 1995 during drilling on the Wesmeg Area.  Extensive diamond drilling was conducted on these two zones from 1995 to 2000. In October of 2000 WMC estimated that the zones contained 5,212,000 tonnes of mineralized material at an average grade of 7.7 grams of gold per tonne.

On the Meliadine East Property, the Discovery Zone, located 13 kilometers east of the Wesmeg Area, is the most-explored prospect.  Mineralization has been traced within a zone approximately 150 meters in length, four meters in width, and to a depth of 470 meters.  The estimated amount of mineralized material currently stands at 1.8 million tonnes with an average grade of 6.72 grams of gold per tonne.  A till sampling program, completed during 2002, detected kimberlite indicator minerals associated with circular airborne magnetic geophysical anomalies.

Ownership

The Meliadine Property (the “Property”) is held under a comprehensive joint venture agreement dated July 6, 1988, as amended November 26, 1990 and February 14, 1991 and as assigned June 2, 1993 (the “Initial Meliadine Agreement”) between the Company and Comaplex Minerals Corp.  Please see  “Item 4. -- Information on the Company -- A. History and Development of the Company -- General Development of the Business of the Company -- Acquisition and Exploration of Significant Mining Properties”.  In June 1995, the Company and Comaplex signed the Meliadine Mining Venture Agreement (the “MMV Agreement”) with WMC, granting WMC the right to earn up to 60% interest in the western portion of the Meliadine Property, now referred to as the Meliadine West Property.  The remainder of the Property is referred to as the Meliadine East Property.  The Meliadine East Property is under terms of the Initial Meliadine Agreement and is held 50% by the Company and 50% by Comaplex.  The Company is the operator of the Meliadine East Property.

Under the terms of the MMV Agreement, WMC has earned the right to a 56% interest in the Meliadine West Property by expending an initial $12.5 million on the property.  In order to perfect its interest, WMC must make annual cash option payments and provide non-recourse loans to the Company for its share of all costs over the initial $12.5 million until commercial production is achieved.  The non-recourse loans are repaid to WMC from the Company’s share of proceeds from production if a mine is developed.

The remaining interest of the Meliadine West Property is owned 22% each by the Company and Comaplex.  If WMC fails to make cash option payments as outlined in the June 1995 agreement, the Meliadine West Property reverts back to the terms of the Initial Meliadine Agreement.  If commercial production is achieved, WMC can purchase an additional 4% interest (2% from each of the Company and Comaplex) bringing WMC’s interest to 60% resulting in the Company and Comaplex each retaining a 20% ownership.  Until commercial production is achieved WMC must make cash payments to the Company and Comaplex to maintain its interest in the property.

To December 31, 2002, WMC reported $60 million of exploration expenditures on Meliadine West.

Location and Access

The Meliadine Property is located approximately 25 kilometers north of the Hamlet of Rankin Inlet, Nunavut.  The Property extends westward from the shoreline of Hudson Bay for approximately 65 kilometers.  The claims are situated within NTS sheets 55 J, K, N and O, and the center of the claim group is at approximately 63° north latitude and 92° west longitude.

Rankin Inlet is accessible by daily, scheduled aircraft from other Canadian cities (Winnipeg and Yellowknife).  Bulk supplies are brought to Rankin Inlet on an annual barge from Churchill or Montreal.  Access to larger ocean-going vessels is possible, although Rankin Inlet currently does not possess appropriate docking facilities.

Transportation between Rankin Inlet and the Meliadine Property is by helicopter in the summer and by snowmobile during the winter.  Movement throughout much of the property is possible by all-terrain vehicle.

Description of Property

The original Meliadine Property consisted of 44 located mineral claims with an aggregate area of 39,979 hectares (98,786 acres).  In 1995 the western portion of the property, now called Meliadine West, was optioned to WMC.

The Meliadine West property consists of 41 Crown claims (NAT Claims) covering an area of 74,418.87 acres, 13 (covering 31,039.28 acres) that have been surveyed and on which leases are pending and 12 Crown claims (CWM Claims) covering an area of 30,990.00 acres.  In addition, the Meliadine West property consists of 13 NTI Mineral Exploration Agreements covering an area of 82,836.00 hectares.

The Meliadine East property consists of 9 Crown leases covering an area of 21,920.93 acres and 9 Crown claims (claims have been surveyed and have leases pending) covering an area of 20,298.45 acres.  In addition, the Meliadine East property consists of 1 NTI Exploration Area (Fay 4) covering 1,741 hectares.  As of 2001, the Meliadine East property is no longer considered a material gold asset of the Company, however in 2002, a small exploration program was completed at Meliadine East to evaluate specific areas for diamond potential.  In June 2003 drilling programs intersected kimberlite bodies on the Property.

Geology and Mineralization

Rocks of the Archean Rankin - Ennadai greenstone belt of the Churchill Structural Province, underlie the Meliadine Property.

As much of the gold mineralization that occurs within the Meliadine Property is hosted by iron formation, these rocks are of obvious specific interest. Two types of gold mineralization have been recognized on the Meliadine Property: the “Discovery Type” is characterized by an H2O-rich mineralogy, and the “Wesmeg Type” is characterized by CO2-rich mineralogy.  The Discovery Zone, underlain predominantly by metasediments and mineralization, occurs within a more northerly, magnetite-rich formation.  Wesmeg mineralization occurs within a southern, less-magnetic iron formation and is contained within predominantly metavolcanic rocks.  Differences in character of mineralization in the two areas can reasonably be attributed to differences in host-rock chemistry.

History of Exploration

Between 1969 and 1972, the Rankin Nickel Syndicate (the “Syndicate”) carried out exploration for copper and nickel within the present limits of the Meliadine Property.  The Syndicate drilled only one hole in the project areas to test a coincident airborne magnetic and electromagnetic anomaly.  This hole intersected 3.43 grams of gold per tonne over 1.98 meters in what was described as a sulphide-rich zone in a chloritic, magnetite-rich quartzite.  This rock was in fact iron formation and the reported gold occurrence drew Asamera and Comaplex into the area in 1987.

Asamera and Comaplex staked one claim, the NAT, in 1987 to cover the gold occurrence.   In the fall of 1989, a prospecting team collected 58 rock samples that returned gold values over an area named the Discovery zone.

In 1990, a drill program of 14 holes (1,113 meters) defined the Discovery zone over an approximate length of 175 meters and to a depth of 100 meters.  Regional prospecting in 1990 encountered mineralized boulders containing anomalous gold values located 13 kilometers west of the Discovery Zone.  This area became known as the Wesmeg Area.

In 1991 and 1992, Rio Algom Exploration Inc. (“Rio Algom”) optioned all of the Meliadine Property west of the Discovery Zone and conducted geophysical surveys, prospecting and 3,200 meters (22 holes) of diamond drilling in the Wesmeg and Musket Bay areas of the Property.  Rio Algom terminated its option at the end of 1992.

During 1991 and 1992, Asamera and Comaplex drilled 28 holes (5,066 meters) on the Discovery Zone, 35 holes (3,529 meters) elsewhere on the Discovery Grid, and four holes (242 meters) on the Snowgoose Grid, 6.4 kilometers east of the Discovery Zone, and two holes (208 meters) on the Slug Grid, 22 km east of the Discovery Zone.  The Discovery Zone drilling intersected gold mineralization to a vertical depth of 460 meters.  The deepest hole drilled on this prospect, DDH92-56, intersected 52.19 grams of gold per tonne over 1.47 meters at a depth of 469 meters.

In 1994, Cominco Engineering Services Ltd. (CESL)2

 In November, 1994, the engineering division of CESL was acquired by H.A. Simons Ltd. (Simons). In January 1998, the Simons geological and mining personnel were transferred to MRDI Canada, a Division of H.A. Simons Ltd. (MRDI). Since 1994, MRDI and Simons have completed work on both the Meadowbank and Meliadine projects. For clarity, all further references to work completed by MRDI and Simons will be credited to Simons.

 calculated a preliminary amount of mineralized material at the Discovery Zone, on the basis of holes drilled to the end of 1992, of 670,000 tonnes with an average grade of 9.7 grams of gold per tonne to a vertical depth of 250 meters.

From 1993 to 1994, exploration conducted by the Company and Comaplex was focused on the Wesmeg Area of the Property.  Geophysical surveys and follow up drilling resulted in the discovery of the F-Zone where 14 holes (1,240 meters) intersected anomalous gold values.   In 1994 a further 5,548 meters of drilling in 68 holes outlined the F-Zone and discovered the Pump Zone.

Meliadine West

Ownership

WMC optioned the western portion of the Meliadine Property in 1995.  As of December 31, 1999, WMC had earned the right to an initial 56% interest in the property subject to meeting continuing requirements.  The Company currently has a 22% interest and the remaining 22% is held by Comaplex Minerals Corp.

History of Exploration

During 1995, WMC spent approximately $1.6 million and completed a 33-hole (7,170 meters) drill program, of which 27 holes were drilled on the Wesmeg area, and the remaining six holes at the Musket Bay area.  Ten holes tested a new zone, named the Tiriganiaq, where mineralization was discovered associated with a three-kilometer long fault splay. Nine of the ten drill holes along this structure intersected gold mineralization to a vertical depth of about 145 meters.  WMC also drilled three holes to test an area, now termed the Wolf Zone, located within the Musket Bay area.  All three drill holes intersected zones of anomalous gold mineralization.

A $4.8 million exploration initiative, by WMC in 1996, yielded encouraging results.  Gold intersections were obtained from 28 widely spaced drill holes on the central portion of the Tiriganiaq Zone, outlining a gold-bearing zone over a strike length of 800 meters and to a vertical depth of 250 meters. At least two distinct gold bearing horizons were encountered in each hole. WMC also reported gold values from the F-Zone, located 3.5 kilometers east of the Tiriganiaq Zone.  As well, at the Wolf Zone, located 5 kilometers west of the Tiriganiaq Zone, WMC reported gold values of 10.3 grams of gold per tonne over 3.14 meters in hole 96-62.

As of December 31, 1997 WMC had incurred a total of $19.1 million in exploration expenditures.  Approximately 50,000 meters of diamond drilling had tested the property; the majority of which were in the Tiriganiaq and F-Zones, within the Wesmeg project area.

In 1998 a scoping study was completed by H.A. Simons Ltd. (Simons), an independent consulting company, with the geological modeling prepared by WMC.  The study concluded that in order to achieve a milling rate of 3,750 TPD over a 10-year mine life, additional mineralized material was required.

Activities at the Meliadine West Project in 1998 included extensive drilling (36,000 meters in 146 drill-holes) by the Group Projects Division of WMC on a variety of zones including Tiriganiaq, Wolf, Pump and the F-Zone.  The Exploration Division of WMC concentrated on the 30 kilometers westward extension of the Meliadine West Property with 4,400 meters of diamond drilling in 20 widely spaced holes and 13,000 line kilometers of ground and airborne magnetic surveys.  Widely spaced (150 to 400 meters spaced) drilling outlined a new zone of mineralized iron formation, called the Peter Lake Zone, located 27 kilometers west of the Tiriganiaq Zone.

In 1999 activities at the Meliadine West Project, by the Group Projects Division of WMC, focused on definition diamond drilling at the Tiriganiaq deposit and, to a lesser extent, the F-Zone.  A total of 132 diamond drill holes were completed for a total of 20,997 meters.  In 1999 the Exploration Division of WMC conducted geological, geochemical and geophysical surveys as well as prospecting throughout the area.  Environmental, engineering and traditional knowledge studies continued throughout the year.

In 2000, a total of 5,000 meters of infill drilling was completed to better understand the controls and the continuity of the mineralization of the various zones within the Tiriganiaq deposit.  WMC completed estimates of mineralized material in October 2000.  The estimates were calculated internally by WMC to conform to the Australasian Code for reporting of Identified Mineral Resources and Reserves (JORC code) and were subjected to a third party review.  The mineralized material at the Tiriganiaq totals 5,212,000 tonnes grading 7.70 grams of gold per tonne.

Early in 2001, WMC International Ltd. decided to sell its 56% interest in the Meliadine West Project. During 2001, WMC completed 13,785 kilometers of airborne magnetic surveying.  A program of prospecting and geological mapping was carried out in areas of favorable targets generated by the airborne survey.

In 2002, activity on the Meliadine West Property was restricted to property maintenance. To December 31, 2002, WMC reported approximately $60 million of exploration expenditures on Meliadine West.

Efforts by WMC, to sell its interest in the Project are ongoing.  In the interim, WMC has approved a $2,070,000 program on the Meliadine West Property for 2003.  The program will consist of infill drilling on the Tiriganiaq Zone and regional exploration on the existing targets on the property. It is anticipated that the drilling program in the Tiriganiaq area will consist of 4,700 meters in 17 drill holes.

 WMC employed extensive QA/QC program on all drill core assays.  TSL Labs in Ontario completed all assaying.  Assaying is done by Fire Assay - Atomic Absorption on a 30-gram sample.  Results greater than 1.0 grams of gold per tonne are checked using Fire Assay -Gravimetric finish.

Meliadine East

Ownership

The Meliadine East Property is under terms of the Initial Meliadine Agreement and is held 50% by the Company and 50% by Comaplex.  The Company is the operator of the Meliadine East Property.

History of Exploration

At the Meliadine East Property in 1995, a drill program totalling over 6,500 meters further defined and expanded the Discovery deposit and resulted in the discovery of the Capricorn Zone and the definition of the Pisces Target. In 1996, Simons completed an independent preliminary engineering study of the Discovery Zone. The study included constructing a geological model and resulted in mineralized material estimates of 1.8 million tonnes with an average grade of 6.72 grams of gold per tonne.

From 1997 to 2001 exploration initiatives at the Meliadine East Property were largely focused on areas to the east of the Discovery Zone. Limited drilling tested a wide variety of gold targets across the eastern 25-kilometer strike of the property.

Minimal exploration activity was conducted during 2001 on the Meliadine East Property.

A till sampling program for diamond exploration was completed on the Meliadine East Property during 2002.  This program detected numerous kimberlite indicator minerals associated with circular airborne magnetic geophysical anomalies.

In early 2003, a 16-drill hole (1,450 meter) program was completed at the Property.  Kimberlite material was intersected in 14 of the 16 holes drilled on 12 discrete targets. Caustic fusion analysis of the samples is in progress.

ITEM 5

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the financial condition, changes in financial condition and results of operations of the Company for the three years ended December 31, 2002, should be read in conjunction with the consolidated financial statements of the Company and related notes included therein, and with the selected data set forth in Item 3 above.

The Company’s consolidated financial statements are in Canadian dollars and have been prepared in accordance with accounting principles generally accepted in Canada.  As described in Note 12, these principles differ in certain material respects from those that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States.  The areas of material difference and their impact on the Company’s consolidated financial statements are described in Note 12 to the Company’s consolidated financial statements included in this Annual Report.

The Company is in the process of exploring its mineral properties and has not yet determined whether any of these properties contain mineralized materials that are economically recoverable.  The majority of the Company’s activities are at the Meadowbank property in Nunavut.  Other activities are under joint venture.

The recoverability of amounts shown for mineral claims and options is dependent upon the discovery of economically recoverable mineralized material, confirmation of the Company’s interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development and future profitable production or proceeds from the disposition thereof.  It is reasonably possible that economically recoverable mineralized material may not be discovered and accordingly a material portion of the carrying value of mineral claims and options could be written off.

Overview

The Company is a mineral exploration and development company with active properties held directly or indirectly through joint ventures and options in Nunavut.  The projects range from exploration to feasibility stage programs.  The Company’s Meadowbank gold property in Nunavut remains the most promising and continues to advance toward economic development.  The Company reduces its financial risk in exploration by advancing some properties through joint venture and option agreements.

The Company’s Meadowbank and Meliadine properties are situated within Nunavut.  On April 1, 1999, Nunavut became Canada’s third Territory.  Please see “Item 4. Information on the Company -- B. Business Overview -- Applicable Government Regulation in Canada -- Nunavut Settlement”.  The tenure of the Company’s mineral claims and leases are grandfathered to the Crown under the Nunavut agreement meaning that all the Company’s rights are secured under the Canadian Mining Regulations.  The creation of Nunavut provides a pro-active and politically stable environment for resource exploration and development in this mineral rich part of Canada.  The Company strives to minimize disruption and to mitigate environmental impact of the ancestral lands during all exploration activities.  It is the Company’s policy to utilize local suppliers and personnel in the communities proximal to our exploration projects.  The Company believes this policy helps foster a good working relationship with the communities as well as local dissemination of reports of its activities.  The Company currently has no legal contractual obligations to hire local suppliers. Such obligations may be part of an Inuit Impact Benefits Agreement, if the Company’s project advances to production stage.

Resource evaluation, preliminary engineering and environmental studies are ongoing at the Meadowbank Project.  Current environmental studies are recording baseline data such as fish population, weather, wildlife and water quality parameters.  Please see “Item 4.  Information on the Company. D. Property, Plant and Equipment—Meadowbank Property, Nunavut —Ownership”.

A.

Operating Results

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

The Company incurred a net loss of $8,916,590 or twenty-six cents per share for the year ended December 31, 2002, as compared to a net loss of $1,932,818 or seven cents per share for the year ended December 31, 2001. The Company has no operating revenues, as it has not commenced mining operations. The major component of the Company’s net loss for both 2002 and 2001 was exploration costs which, under Accounting Guideline 11, were expensed. Exploration costs for 2002 were $7,992,078 as compared to $1,610,977 for 2001.  The majority of both years’ expenditures was incurred on the Company’s 100% owned Meadowbank property. The significant increase for 2002 reflects the improved economic forecasts the property generated in early 2002 and the resulting rapid acceleration of the Company’s exploration program at Meadowbank, combined with the rise in the price of gold and increased investor interest in the Company. The Company’s share of the exploration costs at Meliadine West was financed by way of a non-recourse loan from the property operator, WMC International Ltd. There was little activity on the property in both 2002 and 2001 as WMC International Ltd. continued its efforts to sell its interest in the project. As at December 31, 2002 the non-recourse loan from WMC was $12,353,359, compared to $11,332,679 as at December 31, 2001.  During 2002, the Company increased its estimate of the future site restoration costs by $240,000 as a result of the increased exploration and development activity completed in 2002.

Interest income in 2002 was $409,305, compared to $239,381 in 2001. The increase was due to higher average cash and cash equivalents balances throughout most of the 2002 year. The Company received a $500,000 option payment on its Meliadine property in both 2002 and 2001, and a further $500,000 in 2003. Administrative expenses were $1,584,200 in 2002 as compared to $786,224 in 2001.  The increases in part reflect the increased level of activity and management staff in 2002 and the greater emphasis placed on public relations, including investor relations activities and financing activities.  Employee compensation was higher as a result of severance paid to the Company’s former president.  In 2002 there was a one-time charge of $261,434 made in the second quarter as the Company wrote down its investment in EuroZinc Mining Corporation to its then market value.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Effective January 1, 2001 the Company adopted the requirements of Accounting Guideline 11, Enterprises in the Development Stage.  Under AcG-11, exploration expenditures related to mineral properties can be deferred only if it is probable that these costs will be recovered from future operations, otherwise they are recorded as an expense in the period in which they are incurred.  Acquisition costs for mineral properties can be deferred until it is determined that these costs will not be recovered from future operations, at which point these costs are written off.  Previously, the Company capitalized all acquisition, deferred exploration and development costs incurred on its mineral properties if exploration was continuing on the property, on the basis that it was too early to tell whether the deferred exploration and development costs would be recovered.  The Company has accounted for this change in accounting policy on a retroactive basis as a cumulative adjustment to increase the opening deficit and reduce the carrying value of resource properties at January 1, 2001 by $16,280,053.  Prior periods have not been restated.

The Company incurred a net loss of $1,932,818 or six cents per share in 2001.  In 2000 the Company incurred a loss of $844,213 or three cents per share.  As a result of the change in accounting policy the two years are not comparable.  This is because there are no comparative numbers in the 2000 statement for the two major items in the 2001 statement, that is, exploration costs of $1,610,997 and option receipts of $500,000.  The majority of the exploration costs were incurred on the Company’s Meadowbank property and the option payment was received from a joint venture partner on the Company’s Meliadine West property.  Prior to 2001, these types of expenditures and receipts had been capitalized.  The Company had no operating revenues, as it has not commenced mining operations.  Interest income in 2001 decreased to $239,381, compared to $276,178 in 2000.  The decrease is due to a lower average cash balance in short term investments and a lower average interest rate.  The Company’s administrative expenses were $786,224 in 2001 as compared to $861,418 in 2000.

In 2001, the Company reduced its level of exploration activities from $2,203,315 in 2000 to $1,610,977.  This was as a result of the then depressed state of the gold market.  This situation changed in 2002 and the Company increased its level of expenditures to advance its Meadowbank property.  There was little activity on the Company’s Meliadine West property in 2001 as the property operator, WMC International Ltd., announced its intention to sell its interest in the project.  As of December 31, 2002, WMC continued its sales effort.  As at December 31, 2001, the non-recourse loan from WMC was $11,332,679.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

The Company incurred a net loss of $844,213 for the year ended December 31, 2000, as compared to a net loss of $943,147 for the year ended December 31, 1999.  The Company had no operating revenues, as it has not commenced mining operations.  Interest income in 2000 decreased to $276,178, compared to $405,124 in 1999.  The decrease was due to a lower average cash balance in short term investments and a lower average interest rate.  The Company’s administrative expenses were $861,418 in 2000 as compared to $986,941 in 1999.  The decrease was a result of the Company’s effort to trim administration costs.  The major savings was in the area of legal and accounting costs.

The Company regularly analyzes the economic potential of all of its properties, to determine which do not warrant further expenditures.  A total of $29,806 of general prospecting expenses and costs relating to abandoned properties was charged to expense in 2000 as compared to a total of $293,373 for the same period in 1999.  This decrease reflected the Company’s policy to concentrate on its core properties.  In 2000 the Company made a provision of $100,000 for its estimate of future site restoration costs to be incurred for existing exploration interests.

In 2000, the Company spent $2,203,315 on exploration activities, focusing on the Company’s Meadowbank property.  This compares to $3,977,816 that was spent in 1999.  This lower level of exploration expenditures by the Company reflected the then depressed state of the gold exploration business and the difficulty of raising funds without substantially diluting the interest of the Company’s current shareholders.  In addition, WMC International Ltd. spent $2,542,565 in 2000 on the Company’s behalf at Meliadine River West (1999 - $2,066,400).  WMC also made an option payment to the Company of $500,000 (1999 - $250,000) to maintain its interest in the property.  As at December 31, 2000, the non-recourse loan from WMC was $9,490,750.

B.

Liquidity and Capital Resources

Overview

The Company currently has no internal sources of raising funds.  It finances its exploration projects either by sale of the Company’s stock or (as in the case of Meliadine West) by joint venture of the project.  General and administrative expenditures are funded by sale of the Company’s stock.  This method of financing probably will not change until such time as the Company receives a positive independent feasibility study on one of its projects.

On than as discussed in Recent Financings below, the Company does not know of any trends, demands, commitments, events or uncertainties other than in the normal course of operations that may result in the Company’s liquidity either materially increasing or decreasing at present or in the foreseeable future.  Material increases or decreases in the Company’s liquidity are substantially determined by the success or failure of the Company’s exploration program and stock market conditions.

Year Ended December 31, 2002

The Company’s capital budget for its Meadowbank property for 2003 is $10.5 million. The 2003 program is designed to complete feasibility and mine permitting requirements, at Meadowbank, and also includes a substantial field exploration program.  The 2003 budget for the 50% owned Meliadine East property is approximately $625,000 shared on a 50/50 basis with a joint venture partner.  This program will follow up on the diamond indicator discoveries made in 2002 and will consist of ground geophysics and diamond drilling. At Meliadine West, WMC International Ltd. is obligated to fund the Company’s share of any expenditures by way of non-recourse loans.  These loans are repayable only from the Company’s ultimate share of any revenues from the project.

The improved outlook for the Meadowbank project and the rise in the price of gold enabled the Company to raise $21.2 million by the issuance of common shares (see “ -- Recent Financings,” below).  At December 31, 2002 the Company had approximately $11.5 million in unallocated working capital, and $6.5 million in available flow through funds (see “—Recent Financings 2,” below)..  The above mentioned working capital amounts are sufficient for the Company’s present requirements.  The working capital is principally in the form of cash and cash equivalents.  All the cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.  The Company has no significant debt other than a non-recourse contingent loan payable to WMC on the Meliadine West project. The flow through funds are restricted cash which must be spent on Canadian exploration activities.

If ultimately the decision is made, following the feasibility study at Meadowbank, to develop a mining operation, substantial long term financing will be required.

Year Ended December 31, 2001

The Company’s capital budget for the period January 1, 2002 to December 31, 2002 was $8 million, all of which was spent on the Meadowbank project.   This increased level of expenditures reflected the recent rise in the price of gold and an improved economic forecast for the project.  By the end of 2002, the Company initiated a feasibility study on the Meadowbank property.  In December 2001, the Company raised $1,403,000 in flow through funds by the issue of 1,650,588 shares at $0.85 per share.  These funds, along with flow through funds the Company had on hand from a flow through financing the Company completed in September 2001 of 1,000,000 units at $1.10 per unit, were used to fund phase one of the Meadowbank 2002 budget.

At December 31, 2001, the Company had approximately $3,400,000 in unallocated working capital, and $2,400,000 in available flow through funds.

Year Ended December 31, 2000

The Company’s capital budget for the period January 1, 2001 to December 31, 2001 totaled approximately $1.3 million, all of which was spent on the Company’s Meadowbank property.  In December 2000, the Company raised $1,300,200 in flow through funds by the issue of 1,182,000 units at $1.10 per unit.  These funds were used to fund the Meadowbank 2001 budget.  WMC International Ltd. funded the Company’s share of expenditures on the Meliadine West project by way of a non-recourse contingent loan repayable only from the Company’s ultimate share of any revenues from the project.

At December 31, 2000, the Company had approximately $4,000,000 in unallocated working capital.

Recent Financings

The Company’s activities in mineral exploration have been funded principally through sales of equity securities and such source of financing is anticipated to continue until the Company develops a cash flow from operations.  The ability of the Company to continue operations is dependent on the ability of the Company to continue to obtain financing.  As at December 31, 2002, the Company has not generated cash flows from operations sufficient to fund ongoing operational requirements and cash commitments.

Recent financings are as follows:

1. In June 2003, share purchase warrants on approximately 1.7 million common shares, originating from a $14,675,000 financing completed in June 2002 (see 3 below), were exercised for total net proceeds of $5,079,582.

2.  In December 2002, the Company completed a private placement of 2.5 million flow-through common shares at $2.60 per share for gross proceeds of $6,500,000 through Dundee Securities Corporation and Canaccord Capital Corporation.  Flow through shares are defined in subsection 66(15) of the Canadian Income Tax Act.  Under this legislation Canadian exploration and mining companies can issue flow through shares to investors by way of a flow through subscription agreement.  Under these agreements the companies agree to incur Canadian Exploration Expenditures in an amount equal to the subscription price for the flow through shares and renounce the tax deductions associated with these expenditures to the investors.  For the company, issuing flow through shares is no different from issuing regular shares except that the company is committed to spend the gross proceeds on Canadian Exploration Expenditures and renounce the associated tax benefits to the subscribers.  Failure to spend the funds in the prescribed manner could result in penalties being levied by Revenue Canada and/or a lawsuit being commenced by the subscribers to recover their lost tax benefits.

The Company will use the proceeds from the offering for further exploration on its Meadowbank gold project in Nunavut and on other eligible Canadian resource properties.

3.  In June 2002, the Company completed a brokered private placement of 4,000,000 units at a price of $2.60 per unit for aggregate gross proceeds of $10,400,000 on a bought deal basis through Canaccord Capital Corporation, Dundee Securities Corporation, Research Capital Corporation, Haywood Securities Inc., and Griffiths McBurney & Partners (the “Underwriters”).  Each unit consists of one common share and one half of a non-transferable share purchase warrant.  One whole warrant will be exercisable for the purchase of one common share of the Company at an exercise price of $3.00 for a period of 12 months from the date of closing.  In connection with this financing, the Underwriters were granted an option, which they have since exercised, to purchase an additional 1,500,000 flow-through common shares priced at $2.85 per share for aggregate gross proceeds of $4,275,000.

The Underwriters received a 6.0% commission and broker warrants that entitle the Underwriters to purchase up to 440,000 common shares at a price of $2.75 per share.  The warrants will expire 12 months from the date of closing.

The Company intends to use the net proceeds from the issuance of the units to advance its Meadowbank Gold Project and for general working capital.  The entire gross proceeds from the issuance of the flow-through shares will be used to advance the Meadowbank Gold Project.

4.  In December 2001, the Company closed a private placement of 1,650,588 flow through shares raising a total of $1,403,000.

5.  In September 2001, the Company closed a private placement of 1,000,000 units raising a total of $1,100,000.  Each unit consists of a flow through share and a non-transferable share purchase warrant.  Two warrants will be exercisable for the purchase of one common share of the Company at a price of $1.20 per share until October 3, 2002 and a price of $1.50 per share until October 3, 2003.

6.  On December 20, 2000, the Company closed a private placement of 1,182,000 units raising a total of $1,300,200.  Each unit consists of a flow through share and a half, non-transferable warrant.  Each whole warrant is convertible into a share at $1.20 to December 20, 2001 or $1.50 to December 20, 2002.  These warrants were subsequently exercised in 2002 at a price of $1.50.

7.  On December 10, 1998, the Company closed a brokered private placement totalling 1,475,000 flow-through common shares, and a non-brokered private placement of 30,000 flow-through shares at a price of $1.70 per share.

8.  On December 1, 1998, the Company closed a brokered private placement totalling 300,000 flow-through shares, at a price of $1.70 per share.

9.  On November 20, 1998, the Company closed a non-brokered private placement totalling 1,460,000 units at a price of $1.70 per unit.  Each unit consists of one share and one non-transferable share purchase warrant.  Two warrants will be exercisable for the purchase of one common share of the Company until December 31, 2000 at a price of $1.90 per share.  1,400,000 units were issued to two subscribers from the United States, each of which represented that it was an accredited investor.

10. On April 21, 1998, pursuant to a private placement of flow through shares, the Company issued 190,480 common shares at $2.10 per share and 32,600 shares at $2.30 per share for total proceeds of $474,988.

Material Commitments for Capital Expenditures

As at December 31, 2002, the Company had met all its expenditure requirements under the various mineral agreements it holds or has interests in.

The Company’s preliminary plan of operation for January to December 2003 includes an exploration budget of $10.5 million allocated for Meadowbank and a $625,000 exploration program, to be shared on a 50/50 joint venture basis, for the Meliadine East Property.  By the end of 2003, the Company expects to complete a feasibility study at Meadowbank.

The Company’s share of expenditures on the Meliadine West project will be funded by WMC.  Pursuant to the agreement WMC can acquire its 56% interest by funding all costs to commercial production and making cash payments to the Company of $250,000 on January 1, 1999 and $500,000 on each of January 1, 2000 and 2001.    In addition, if production is not achieved by January 1, 2002, WMC will make further cash payments of $500,000 per year, increasing to $1,500,000 per year after 4 years, and each year thereafter until the operating date is achieved or the agreement is terminated.  To date, the Company has received each of the abovementioned cash payments from WMC on a timely basis.

After the first $12,500,000 of expenditures (already made), 100% of which were incurred solely by WMC, additional expenditures by WMC to maintain its interest will include a non-recourse contingent loan to the Company for its share of further exploration and development expenditures including any post production mine expansion expenses to be repaid from production cash flow only.   As at December 31, 2002, WMC had expended a total of $60 million on the Meliadine West Project.

The Company’s non-recourse contingent loan payable to WMC as of December 31, 2002 amounted to $12,353,359, including interest.   Loan repayments become payable by the Company at the start of commercial production.  The majority of net revenues attributable to the Company will be paid to WMC to extinguish the non-recourse contingent loan.  Specifically, the Company must dedicate 72.7% of its share of net revenue to retiring the non-recourse contingent loan during all time periods prior to WMC exercising its option to acquire an additional 2% of the property, and 70% during all time periods subsequent to WMC exercising its option.

Loan interest on the non-recourse contingent loan is determined and redetermined semi-annually as of June 30th and December 31st of each calendar year.  The monthly interest component of the loan is calculated by taking the average monthly loan balance multiplying it by the average monthly rate of interest, based on the weighted average of the daily interest rates as published by the Canadian Imperial Bank of Commerce.  For the month of December 2002, the interest rate charged on the non-recourse contingent loan by WMC was 4.5%.  Cumberland has the option of early repayment of the loan.

WMC has the option to purchase up to an additional 2% interest in the property from the Company, exercisable for $500,000 on or before January 1, 2001 and escalating to $2,000,000 on or before the later of January 1, 2005 and 60 days after commercial production.

If the agreement is terminated for any reason prior to or following the achievement of the operating date and the total loan amount has not been fully repaid, then all loan amounts are forgiven without any action required by the Company to effect such forgiveness.  In such case, WMC agrees to discharge any charge registered by it against title to the property.

The unallocated portion of the Company’s working capital may be used to finance the acquisition of additional properties and the exploration thereof.  The Company intends to accelerate the evaluation of the Meadowbank deposit as results warrant.  If the decision is made, following an independent feasibility study, to develop a mining operation, substantial long term financing will be required.

The Company is committed to future minimum annual office lease payments over the next year in the amount of $113,000.

The Company intends to raise required additional funds by selling equity or debt securities or by selling or joint venturing its properties until the Company develops a cash flow from operations.  While the Company has been successful in raising the necessary funds in the past, there can be no assurance it can continue to do so.  If such funds cannot be secured the Company will be forced to curtail its exploration efforts to a level for which funding can be secured.

C.

Research and Development, Patents and Licenses

As the Company is a mineral exploration company with no properties in production, the information required by this section is inapplicable.

D.

Trend Information

As the Company is a mineral exploration company with no properties in production, the information required by this section is inapplicable.

ITEM 6

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

The following table sets out certain information concerning the directors and executive officers of the Company.  In accordance with the Company’s Articles the Board of Directors determine the number of directors to be elected at the Company’s Annual General Meeting of shareholders.  Directors are elected by the shareholders at each annual general meeting as required to fill any vacancies.  Directors may be elected for a term of one to three years by ordinary resolution of the shareholders at the time of election and the term may be varied by special resolution of the shareholders.  Directors may also increase the size of the Board of Directors by up to one-third over the number in office after any Annual General Meeting.  All officers of the Company are appointed annually at a directors meeting immediately following the AGM.

Name and Address (Municipality)(2)	Office Held	Term of Office Start Date	Term of Office End Date
Kerry Martin Curtis Richmond, B.C.	President Chief Executive Officer Director	Mar 06, 2003 Mar 06, 2003 Oct 17, 2002	n/a n/a AGM 2006
Walter T. Segsworth Alamo, California	Co-Chairman Director	-May 09, 2002 -May 09, 2002	n/a AGM 2005
William Edward McCrindle Thunder Bay, Ontario (Term expired on June 5, 2003)	Director	Mar 23, 1983	AGM 2005
John Angus Greig (1) Delta, B.C.	Chairman Director	Dec 05, 1979 -Dec 05, 1979	n/a AGM 2005
John Michael Kenyon Richmond, B.C.	Director	Dec 05, 1979	AGM 2004
Jonathan Arn Rubenstein (1) Vancouver, B.C.	Director	May 20, 1983	AGM 2006
Abraham Aronowicz (1) Vancouver, B.C.	Director	Jun 09, 1994	AGM 2004
Glen Dale Dickson North Vancouver, B.C.	Director	May 07, 1993	AGM 2006
Richard Mark Colterjohn Toronto, Ontario	Director	Jun 05, 2003	AGM 2005
Brad Thiele Surrey, B.C.	Vice President, Meadowbank Project Development	Apr 10, 2002	n/a
Robert A. Evans North Vancouver, B.C.	Chief Financial Officer (until May 15, 2003)	2000	n/a
Michael L. Carroll Walnut Creek, California	Chief Financial Officer	June 5, 2003	n/a
Betty Goyette Surrey, B.C.	Secretary	May 08, 1997	n/a

(1)

Member of the Audit Committee.

(2)

Information as to municipality of residence and principal occupation (see table below) has been provided by individual directors and officers.

Name	Principal Occupation Past Five Years	Outside Directorships
Kerry M. Curtis	Geologist President of Cumberland Resources Ltd. Senior Vice President of Cumberland Resources Ltd.	None
Walter T. Segsworth	Mining Engineer President and COO of Homestake Mining Company President, Homestake Canada Inc, President and CEO of Prime Resources Group Inc.	Great Basin Gold Ltd. Expatriate Resources Ltd. UEX Corporation Plutonic Capital Corporation
William E. McCrindle (Term expired on June 5, 2003)	Geological Engineer President of Lithic Resources Ltd.
John A. Greig	Geologist	EuroZinc Mining Corporation Redcorp Ventures Ltd. Diamondex Resources Ltd. Dynamic Oil & Gas Ltd. First Step Ventures Ltd. Blackstone Resources Ltd.
J. Michael Kenyon	Geologist President of Canico Resources Corp. President of Hastings Resources Corp. President of Sutton Resources Ltd.	Redcorp Ventures Ltd. Canico Resources Corp.
Jonathan A. Rubenstein	Vice President and Corporate Secretary, Canico Resource Corp.	Canico Resource Corp. Redcorp Ventures Ltd. Dynamic Oil & Gas Ltd.
Abraham Aronowicz	Independent businessman Management of Family’s trust	Redcorp Ventures Ltd.
Glen D. Dickson	Geologist President, Gold Ore Resources Ltd.	Atna Resources Ltd. Gold Ore Resources Ltd.
Richard Mark Colterjohn	Investment Banker Managing Director, UBS Warburg Director, UBS Bunting Warburg Inc.	Canico Resources Corp.
Brad Thiele	Professional Mining Engineer Vice President, Meadowbank Project Development, Cumberland Resources Ltd. Independent Mining Consultant	None
Robert A. Evans	President, 312467 B.C. Limited	Ascot Resources Ltd. Hyder Gold Inc. Leicester Diamond Mines Ltd. Golden Band Resources Inc.
Michael L. Carroll	Certified Public Accountant Financial Consultant Vice President and Treasurer, Homestake Mining Company	None
Betty Goyette	Secretary of Cumberland Resources Ltd. Office Manager	None

There are no family relationships between any director or executive officer and any other director or executive officer.  There are no arrangements or understanding with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management

B.

Compensation

The aggregate amount of compensation paid by the Company during the year-ended December 31, 2002 to all directors and officers as a group was $619,600.

"Named Executive Officer" means the Chief Executive Officer ("CEO") of the Company, regardless of the amount of compensation of that individual, each of the Company's four most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recent fiscal year and whose total salary and bonus amounted to $100,000 or more.  In addition, disclosure is also required for any individuals whose total salary and bonus during the most recent fiscal year was $100,000 whether or not they are an executive officer at the end of the fiscal year.

As at December 31, 2002, the Company had two executive officers and one former executive officer (the "Named Executive Officers").  The following table sets forth the compensation awarded, paid to or earned by the Company's executive officer(s) during the financial years ended December 31, 2000, 2001 and 2002.

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year (1)	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs Granted (#)(2)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compen- sation ($)
Kerry M. Curtis President, Chief Executive Officer & Director	2002 2001 2000	120,000 120,000 116,667	15,000 -- --	15,000(3) -- --	90,000 75,000 75,000	N/A N/A N/A	N/A N/A N/A	-- -- --
Glen D. Dickson(4) Former Chief Executive Officer and Director	2002 2001 2000	106,875 135,000 131,250	-- -- --	-- -- --	105,000 75,000 75,000	N/A N/A N/A	N/A N/A N/A	168,750 -- --
Brad Thiele Vice President, Meadowbank Development	2002 2001 2000	Nil	--	--	80,000	N/A	N/A	151,775 (5)

()

Fiscal years ended 2002, 2001 and 2000.

(2)

Figures represent options granted during a particular year; see "Aggregate Option" table for the aggregate number of options outstanding at year-end.

(3)

Mr. Curtis was appointed Interim President and CEO on October 17, 2002.  Additional compensation paid to Mr. Curtis for acting as interim President.

(4)

Mr. Dickson resigned as CEO and President on October 15, 2002.  The $168,750 represents a payment on termination, pursuant to his employment contract.

(5)

Consulting fees.

Long Term Incentive Plan Awards

Long term incentive plan awards ("LTIP") means "any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one fiscal year whether performance is measured by reference to financial performance of the Company or an affiliate, or the price of the Company's shares but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units".  The Company has not granted any LTIPs during the past fiscal year.

Stock Appreciation Rights

Stock Appreciation Rights ("SARs") means rights, granted by an issuer or any of its subsidiaries, as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Company's shares.  No SARs were granted to or exercised by the Named Executive Officers during the fiscal year ended December 31, 2002.

Option Grants in Last Fiscal Year

The following table sets forth information concerning grants of stock options during the fiscal year ended December 31, 2002 to the Named Executive Officers:

Name	Securities Under Options/SARs Granted (#) (1)	% of Total Options Granted to Employees in Fiscal Year (2)	Exercise or Base Price ($/Security) (3)	Market Value of Securities Underlying Options/SARs on Date of Grant ($/Security)	Expiration Date
Kerry M. Curtis	90,000	8.4%	$2.00	$2.00	July 31, 07
Glen D. Dickson	105,000	9.8%	$2.00	$2.00	July 31, 07
Brad Thiele	60,000 20,000	5.6% 1.8%	$1.85 $2.00	$1.85 $2.00	April 05, 07 July 31, 07

()

The exercise price of the option is the market value of the common shares of the Company on the date of grant.

()

Percentage of all options granted during the last fiscal year.

()

The exercise price of stock options is set at not less than 100% of the market value of a common share of the Company on the date of grant.  The exercise price of stock option may only be adjusted in the event that specified events cause dilution of the Company’s share capital.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Option Values

The following table sets forth details of all exercises of stock options during the fiscal year ended December 31, 2002 by the Named Executive Officers and the fiscal year-end value of unexercised options on an aggregated basis:

Name	Securities Acquired on Exercise (#) (1)	Aggregate Value Realized ($) (2)	Unexercised Options at Fiscal Year-End (#)	Value of Unexercised In-the-Money Options at Fiscal Year-End ($) (3) (4)
Kerry M. Curtis	125,000	$155,750	400,000	$468,900
Glen D. Dickson	Nil	Nil	570,000	$741,950
Brad Thiele	Nil	Nil	80,000	$87,400

()

Number of common shares of the Company acquired on the exercise of stock options.

()

Calculated using the difference between the exercise price and the closing price of common shares of the Company on The Toronto Stock Exchange on the date of exercise.

(3)

Value using the closing price of common shares of the Company on The Toronto Stock Exchange on December 31, 2002 of $2.98 per share, less the exercise price per share.

Pension Plans

The Company does not provide retirement benefits for directors or executive officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

During 2002, the Company had employment contracts with each of Glen Dickson, the Company’s former President and Chief Executive Officer, and Kerry Curtis, then the Company’s Senior Vice President and currently the Company’s President and Chief Executive Officer.  The contracts provided for compensating such officers in the event of termination of employment or a change in responsibilities following a change of control, where the value of such compensation would exceed $100,000 per executive officer.  The employment contracts specified that each such officer would receive fifteen months salary, in lieu of notice of termination of employment.  These contracts are no longer in effect.

In connection with the Company’s appointment of Kerry Curtis as President and Chief Executive Officer, Mr. Curtis’s previous employment Agreement with the Company, dated as of February 1, 2000 was terminated.  In March 2003, the Company and Mr. Curtis have agreed to new employment terms as set forth below, to be memorialized in a written employment agreement.   Mr. Curtis’s annual salary will be $175,000, and he will receive an additional stock option grant of 125,000 shares with an exercise price equal to the closing market price on March 4, 2003.  Termination provisions include payment of 24 months’ salary in the event of either termination without cause or, in the case of a takeover of the Company, if during the four months following such takeover Mr. Curtis’s employment is terminated or he elects to leave employment of the Company.  In addition, the employment terms provide for two special contingent bonus awards for Mr. Curtis:  a cash bonus equal to 100% of salary upon completion of project financing; and an additional cash bonus equal to 150% of salary upon commissioning of the Meadowbank mine.  These contingent bonuses would be in addition to any other annual incentive awards which the Company might grant to Mr. Curtis.

In connection with the Company’s employment of Michael Carroll as Chief Financial Officer, the Company and Mr. Carroll have agreed to employment terms set forth as follows, to be memorialized in a written employment agreement.  Mr. Carroll’s annual salary will be $150,000, and he will receive an initial stock option grant of 200,000 shares with an exercise price equal to closing market price on May 13, 2003, with vesting to be completed at the end of three years.  Termination provisions include payment of 24 months’ salary in the event of either termination without cause or, in the case of a takeover of the Company, if during the four months following such takeover Mr. Carroll’s employment is terminated or he elects to leave employment of the Company.  In addition, the employment terms provide for two special contingent bonus awards for Mr. Carroll:  a cash bonus equal to 100% of salary upon completion of project financing; and an additional cash bonus equal to 150% of salary upon commissioning of the Meadowbank mine.  These contingent bonuses would be in addition to any other annual incentive awards which the Company might grant to Mr. Carroll.

Compensation of Directors

The following table sets forth stock options granted by the Company during the fiscal year ended December 31, 2002 to directors who are not Named Executive Officers of the Company:

Number of Directors	Securities Under Options/SAR’s Granted (#) (1)	% of Total Options Granted to Employees in Fiscal Year (2)	Exercise or Base Price ($/Security) (3)	Market Value of Securities Underlying Options/SAR’s on Date of Grant ($/Security)	Expiration Date
1	275,000	25%	$2.30	$2.30	03-May-2007
6	235,000	22%	$2.00	$2.00	31-Jul-2007

(1)

The exercise price of the option is the market value of the common shares of the Company on the date of grant.

(2)

Percentage of all options granted during the last fiscal year.

(3)

The exercise price of stock options is set at not less than 100% of the market value of a common share of the Company on the date of grant.  The exercise price of stock options may only be adjusted in the event that specified events cause dilution of the Company’s share capital.

The following table sets forth details of all exercises of stock options/SAR’s during the fiscal year ended December 31, 2002 by directors who are not Named Executive Officers of the Company, as a group, and the fiscal year-end value of unexercised options/SAR’s on an aggregated basis:

Number of Directors	Securities Acquired on Exercise (#) (1)	Aggregate Value Realized ($) (2)	Unexercised Options at Fiscal Year-End (#) (3)	Value of Unexercised In-the-Money Options ($) (3)(4)
6	100,000	$115,000	1,670,000	$1,878,650

(1)

Number of common shares of the Company acquired on the exercise of stock options.

(2)

Calculated using the difference between the exercise price and the closing price of common shares of the Company on the Toronto Stock Exchange on the date of exercise.

(3)

Value using the closing price of common shares of the Company on the Toronto Stock Exchange on December 31, 2002 of $2.98 per share, less the exercise price per share.

(4)

Value of unexercised in-the-money options calculated using the price of common shares of the Company on The Toronto Stock Exchange on December 31, 2002 year-end ($2.98) less the exercise price of in-the-money stock options.

The Company does not compensate its directors in their capacities as such.  Incentive stock options to certain of its directors may be granted.

Option Repricing

No stock options were repriced during the fiscal year ended December 31, 2002, for the Named Executive Officers.

C.

Board Practices

Tenure of Board of Directors

Please refer to “ -- A.  Directors and Senior Management,” above, for information about terms of office of the directors of the Company.

No director of the Company is currently party to a service contract with the Company or any of its subsidiaries that provides for benefits upon termination of employment, other than Kerry Curtis, in his capacity as President of the Company.

Audit Committee

The Company’s Audit Committee is composed of John Greig, Abraham Aronowicz and Jonathan Rubenstein.  The Audit Committee is appointed by the Board of Directors and its members hold office until removed by the Board of Directors or until the next annual shareholders meeting of the Company, at which time their appointments expire and they are eligible for reappointment.  The Audit Committee oversees the Company’s financial reporting obligations, financial systems and disclosure and sits as a liaison between the Board and the Company’s auditors.  The Audit Committee reviews the audited financial statements of the Company and confers with the Company’s auditors and recommends to the Board of Directors whether to approve such statements.  The Audit Committee ensures that internal controls over accounting and financial systems are maintained and that accurate financial information is disseminated to shareholders. At the request of the Company’s auditors, the Audit Committee must convene a meeting to consider any matters which the auditor believes should be brought to the attention of the Board of Directors or the shareholders of the Company.

Compensation Committee

The Company’s Compensation Committee, which administers the Company’s executive compensation program, is composed of John Greig, Abraham Aronowicz and Walter Segsworth.  The Committee has, as part of its mandate, primary responsibility for making recommendations for approval by the Board of Directors with respect to the remuneration of executive officers of the Company and for granting options under the Company’s Employee and Directors’ Equity Incentive Plan.  The Committee also evaluates the performance of the Company’s senior executive officers and reviews the design and competitiveness of the Company’s compensation plans.

Corporate Governance Committee

The Company’s Corporate Governance Committee, which is responsible for overseeing senior management of the Company and for overall governance of the Company, is composed of Michael Kenyon, Walter Segsworth and Jonathan Rubenstein.  The Corporate Governance Committee develops the Company’s policies on governance issues, establishes the Company’s strategic plan, proposes nominees to the Board and assesses directors and management on an ongoing basis.

D.

Employees

The breakdown of employees and annual remuneration for 2002, 2001, and 2000 was as follows:

Year	Employees		Annual Remuneration
	Full-Time	Seasonal	Nunavut	British Columbia	Total
2002	6	38	$533,409	$413,498	$946,907
2001	6	8	85,688	437,509	523,197
2000	6	18	259,408	404,967	664,375

None of the employees are unionized.  The number of seasonal employees fluctuates with the size of the Company’s exploration programs, and accordingly declined in 2001 reflecting decreased exploration activity at the Company’s Meadowbank Project.  The number of seasonal employees significantly increased in 2002 with the completion of an $8.0 million work program and initiation of a feasibility study at the Meadowbank Project.

E.

Share Ownership

The following table sets forth the share ownership of those persons listed (or whose compensation is otherwise disclosed) in subsection 6.B above and includes details of all options to purchase shares of the Company held by such persons:

Name	Number of Common Shares	Number of Common Shares Subject to Option	Beneficial Ownership Percentage (1)	Purchase Price (if any)	Exercise Price	Expiry Date
Glen D. Dickson	70,341	75,000 115,000 105,000 75,000 125,000 495,000	1.4%	N/A	$0.82 1.61 2.00 0.80 2.20	Jun. 29, 2006 Dec. 17, 2004 July 31, 2007 Dec. 15, 2005 Jan. 27, 2004
William E. McCrindle	195,000	100,000 35,000 50,000 50,000 235,000	1.1	N/A	$1.61 2.00 0.80 2.20	Dec. 17, 2004 July 31, 2007 Dec. 15, 2005 Jan. 27, 2004
John A. Greig	757,324	115,000 55,000 60,000 72,500 302,500	2.7	N/A	$1.61 2.00 0.80 2.20	Dec. 17, 2004 July 31, 2007 Dec. 15, 2005 Jan. 27, 2004
J. Michael Kenyon	301,064	65,000 35,000 50,000 50,000 200,000	1.3	N/A	$1.61 2.00 0.80 2.20	Dec. 17, 2004 July 31, 2007 Dec. 15, 2005 Jan. 27, 2004
Jonathan A. Rubenstein	122,900 (2)	65,000 45,000 50,000 60,000 220,000	*	N/A	$1.61 2.00 0.80 2.20	Dec. 17, 2004 July 31, 2007 Dec. 15, 2005 Jan. 27, 2004
Abraham Aronowicz	4,070,014	100,000 55,000 62,500 217,500	10.8	N/A	$1.61 2.00 2.20	Dec. 17, 2004 July 31, 2007 Jan. 27, 2004
Kerry M. Curtis	32,500 (3)	75,000 60,000 90,000 125,000 100,000 450,000	1.2	N/A	$0.82 1.61 2.00 2.65 2.20	Jun. 29, 2006 Dec. 17, 2004 July 31, 2007 Mar. 5, 2008 Jan. 27, 2004
Walter T. Segsworth	10,000	275,000 10,000 285,000	*	N/A	$2.30 2.00	May 3, 2007 July 31, 2007
Brad Thiele	9,000	60,000 20,000 80,000	*	N/A	$1.85 2.00	Apr. 5, 2007 July 31, 2005
Robert A. Evans	0	10,000 10,000	*	N/A	$2.00	July 31, 2005
Betty Goyette	0	12,500 7,500 40,000 60,000	*	N/A	$2.00 0.80 2.00	Jan. 27, 2004 Dec. 15, 2005 July 31, 2005

(1)

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission.  In computing the number of shares owned by a person and the percentage ownership of that person, Common Shares subject to options or warrants (if any) held by that person that are currently exercisable or exercisable within 60 days of May 1, 2003, are deemed outstanding.  Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.  This table has been prepared based on 39,543,683 Common Shares outstanding as of May 1, 2003.  All options shown are immediately exercisable as of that date.

(2)

Includes 52,000 common shares owned by spouse.

(3)

Includes 2,000 common shares owned by spouse.

* Less than 1%.

Incentive Share Option Plan

The Incentive Share Option Plan of the Company was adopted by shareholders at the Company’s Annual General Meeting on June 1, 1995, and amended at the Annual General Meeting on June 3, 1999.  The maximum number of shares which may be reserved for issuance for all purposes under the Plan shall not exceed 5,200,000 Common Shares or such greater number as may be approved from time to time by the shareholders of the Corporation. The maximum number of shares which may be reserved for issuance to any one person under the Plan shall be 5% of the Common Shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of Common Shares reserved for issuance to such person under any other option to purchase Common Shares from treasury granted as a compensation or incentive mechanism.

The maximum number of common shares which may be reserved for issuance to Insiders under the Plan shall be 10% of the Common Shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of Common Shares reserved for issuance to Insiders under any other stock option arrangement.

The maximum number of Common Shares which may be issued to Insiders under the Plan within a one year period shall be 10% of the Common Shares outstanding at the time of the issuance (on a non-diluted basis), excluding Common Shares issued under the Plan or any other Share Compensation Arrangement over the preceding one year period. The maximum number of Common Shares which may be issued to any one Insider under the Plan within a one year period shall be 5% of the Common Shares outstanding at the time of the issuance (on a non-diluted basis), excluding Common Shares issued to such insider under the Plan or any other Share Compensation Arrangement over the preceding one year period.

Subject to the provisions of the Plan, the board shall have the authority to determine the limitations, restrictions and conditions, governing each Option granted under the Plan, if any, including, without limitation, the duration of the Option, the nature and duration of the restrictions, if any, to be imposed upon exercise of the Option or the sale or other disposition of Common Shares acquired upon exercise of the Option, and the nature of the events, if any, and the duration of the period in which any Participant’s rights in respect of Common Shares acquired upon exercise of an Option may be forfeited. An Eligible Person may receive Options on more than one occasion under the Plan and may receive separate Options on any one occasion.

The Board shall establish the option price at the time each Option is granted, which shall in all cases be not less than the closing price of the Common Shares on the most senior stock exchange on which the Company’s shares are listed on the trading day immediately preceding the date of the grant.

Options granted must be exercised no later than 10 years after the date of grant or such lesser period as may be determined by the Board.

Options shall not be transferable by the participant otherwise than by will or the laws of descent and distribution, and shall be exercisable during the lifetime of a Participant only by the Participant and after death only be the Participant’s legal representative.

ITEM 7

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

The following table sets forth the name of the only shareholder who, to the knowledge of management of the Company, as of May 1, 2003, beneficially owned more than five percent (5%) of any class of the Company’s voting securities:

Name	Number of Common Shares Beneficially Owned (1)	Beneficial Ownership Percentage
Abraham Aronowicz	4,287,514 (2)	10.8%

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission.  In computing the number of shares owned by a person and the percentage ownership of that person, Common Shares subject to options or warrants (if any) held by that person that are currently exercisable or exercisable within 60 days of May 1, 2003, are deemed outstanding.  Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.  This table has been prepared based on 39,543,683 Common Shares outstanding as of May 1, 2003.

(2) Includes 217,500 shares which may be acquired upon the exercise of stock options owned by Abraham Aronowicz that are exercisable within 60 days of May 1, 2003.

The shareholder identified above does not have special rights with respect to his Common Shares beyond those rights accorded all shareholders of the Company’s Common Shares.

As of May 1, 2003, there were 39,543,683 common shares of the Company issued and outstanding.  Based on the records of the Company’s registrar and transfer agent, Computershare Company of Canada of Vancouver, Canada, as at such date there were 52 registered holders of the Company’s common shares resident in the United States, holding 3,532,367 common shares.  This number represents approximately 8.9% of the total issued and outstanding common shares of the Company as at May 1, 2003.  The Company has not undertaken a primary share offering (other than as outlined in “Item 5. Operating and Financial Review and Prospects -- B. Liquidity and Capital Resources – Recent Financings (9)”) or taken steps to facilitate a secondary trading market in the United States, as such, it is unaware of how or when approximately 8.9% of the Company’s shares became registered with residents of the United States.

To the best of its knowledge, the Company is not directly or indirectly controlled by another corporation, a foreign government and no stockholder owns more than five percent (5%) of its voting stock except as set forth above.

The Company is not aware of any arrangements the operation of which may at a subsequent date result in a change of control of the Company.  In 1999, the Company instituted a Shareholders’ Rights Plan as described in “Item 10.  Additional Information—Material Contracts”.  The Plan expired by its terms in March 2003.

B.

Related Party Transactions

Listed below are the only material transactions that were effected within the past three years (or are proposed) between the Company or any of its subsidiaries and:

(a)

enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company;

(b)

associates;

(c)

individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individual’s family;

(d)

key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors and senior management of companies and close members of such individuals’ families; and

(e)

enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence including enterprises owned by directors or major shareholders of the Company and enterprises that have a member of key management in common with the Company.

During 2000, the Company was a party to employment agreements with each of Glen Dickson, the Company’s former President and CEO and Kerry Curtis, then Senior Vice President.  Subsequent to 2002, the Company agreed to terms for employment agreements with each of Kerry Curtis, President and Chief Executive Officer and Michael L. Carroll, Chief Financial Officer.  For further information about these agreements, please see “Item 6.  Directors, Senior Management and Employees--Compensation-- B. --Termination of Employment, Change in Responsibilities and Employment Contracts”.

On July 8, 2002, the Company entered into a subscription agreement with JAG Holdings Ltd. (“JAG”), a company wholly-owned by John Greig, a director and Chairman of the Company, pursuant to which JAG agreed to purchase 52,635 flow-through common shares of the Company at a price of $2.85 per flow-through share in connection with a brokered private placement.  Mr. Greig disclosed his interest in the transaction to the Board and abstained from voting on the transaction.  The terms of the private placement were approved by the remaining directors and by The Toronto Stock Exchange.  Please see “Item 5.  Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Recent Financings (3)”.

In addition, on July 8, 2002, Glen Dickson and William McCrindle, in their capacities of directors of the Company and of Lithic Resources Ltd., disclosed their interest to the Board in a right of first refusal agreement dated June 7, 2002 between the Company and Resource Capital Fund II LP (“RCF”) pursuant to which the Company granted to RCF a right of first refusal until December 7, 2002 to purchase any of the 1,392,744 common shares of Lithic Resources Ltd. which the Company held and which the Company intended to sell or otherwise dispose of. Messrs. Dickson and McCrindle abstained from voting on the transaction and it was approved by the remaining directors.

No officer or director of the Company, or any associate of such person, was indebted to the Company at any time during the fiscal years ended December 31, 2002, 2001 or 2000.

Certain directors of the Company are associated with other natural resource companies.  To the extent that such other companies may participate in ventures in which the Company may participate, the Company’s directors may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  In the event that such a conflict of interest arises, at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting on the matter.  From time to time, several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program.  It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to financial constraints.  In accordance with the laws of the Province of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interest of the Company.  In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

C.

Interests of Experts and Counsel

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 8

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

This Annual Report contains the audited consolidated financial statements of the Company for the years ended December 31, 2002, 2001 and 2000, including an Audit Report dated March 14, 2003.  The following financial statements are included:  Consolidated Balance Sheets as at December 31, 2002 and 2001; Consolidated Statements of Loss and Deficit for the Fiscal Years Ended December 31, 2002, 2001 and 2000; and Consolidated Statements of Cash Flows for the Fiscal Years Ended December 31, 2002, 2001 and 2000.  Also included are Notes to the Consolidated Financial Statements for the Fiscal Years Ended December 31, 2002, 2001 and 2000.  The Company’s consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.  Except as described in Note 12 to the consolidated financial statements, there are no material differences, for the purposes of these financial statements, between accounting principles generally accepted in Canada and the United States.

Legal Proceedings

There are no material legal proceedings to which the Company or any of its subsidiaries was a party or in respect of which the properties of the Company or any of its subsidiaries was subject.  As of December 31, 2002, the Company’s management has no knowledge of any legal proceedings in which the Company or any of its subsidiaries may be involved which are contemplated by governmental authorities or otherwise.

Dividend Policy

The Company has not paid any dividends on its Common Shares and has no dividend policy with respect to the payment of dividends.

B.

Significant Changes

No significant change has occurred since the date of the annual financial statements included in this Annual Report on Form 20-F.

ITEM 9

THE OFFER AND THE LISTING

A.

Offer and Listing Details

Since September 18, 1995, the Common Shares have been listed for trading on The Toronto Stock Exchange (the “TSX”).  The following table sets out the high and low closing prices and the total trading volumes for the indicated periods, as reported by the TSX.

The following table sets out the annual high and low market prices of the Common Shares on the TSX during the five most recent full fiscal years through December 31, 2002:

	HIGH (Cdn. $)	LOW (Cdn. $)
1998	$3.10	$1.18
1999	$3.50	$1.55
2000	$2.35	$0.70
2001	$1.15	$0.60
2002	$3.44	$0.80

The following table sets out the market price range of the Common Shares for the two years ended December 31, 2002 and the two subsequent fiscal quarters ended March 31, 2003 and June 30, 2003 by fiscal quarter on the TSX.

	HIGH (Cdn. $)	LOW (Cdn. $)
2001
First Quarter	$1.15	$0.60
Second Quarter	$0.98	$0.67
Third Quarter	$1.10	$0.72
Fourth Quarter	$1.10	$0.70
2002
First Quarter	$2.10	$0.80
Second Quarter	$3.44	$1.70
Third Quarter	$3.40	$1.60
Fourth Quarter	$3.00	$1.85
2003
First Quarter	$3.05	$2.00
Second Quarter	$3.38	$2.15

The following table sets out the high and low market prices of the Common Shares on the TSX for the six months preceding June 30, 2003:

	HIGH (Cdn.$)	LOW (Cdn.$)
January 2003	$3.05	$2.50
February 2003	$3.04	$2.51
March 2003	$2.80	$2.00
April 2003	$2.60	$2.15
May 2003	$2.69	$2.36
June 2003	$3.38	$2.45

On December 31, 2002, the closing price of the Common Shares on the TSX was $2.98.  On July 10, 2003, the closing price of the Common Shares on the TSX was $3.10.

B.

Plan of Distribution

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

C.

Markets

The Company’s Common Shares are listed for trading on the Toronto Stock Exchange (the “TSX”).

D.

Selling Shareholders

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

E.

Dilution

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

F.

Expenses of the Issue

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 10

ADDITIONAL INFORMATION

A.

Share Capital

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

B.

Memorandum and Articles of Association

1.  The Company’s objects and purposes as set forth in its Memorandum and Articles:

The Company’s Memorandum and Articles of Association (“Articles”) are silent as to the Company’s objects and purposes.

2.  Matters relating to Directors of the Company:

(a) Director’s power to vote on a proposal, arrangement or contract in which the director is materially interested:

Part 15.1 of the Company’s Articles provides that “a Director who is, in any way, directly or indirectly interested in a proposed contract or transaction with the Company or who holds any office or possesses any property whereby, directly or indirectly, a duty or interest might be created to conflict with his duty or interest as a Director shall declare the nature and extent of his interest in such contract or transaction or of the conflict or potential conflict with his duty and interest as a Director, as the case may be, in accordance with the provisions of the British Columbia Company Act (the “Company Act”).”  Part 15.2 states that “a Director shall not vote in respect of any such contract or transaction with the Company in which he is interested [subject to certain exclusions as set forth in this Part] and if he shall do so his vote shall not be counted, but he shall be counted in the quorum present at the meeting at which such vote is taken.”

(b) Directors’ power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body:

Part 12.2 of the Company’s Articles provides that “The remuneration of the Directors as such may from time to time be determined by the Directors or, if the Directors shall so decide, by the members.  Such remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such who is also a Director.”

(c) Borrowing powers exercisable by the directors and how such borrowing powers can be varied:

Part 8.1 of the Company’s Articles provides that “The Directors may from time to time on behalf of the Company … borrow money in such manner and amount, on such security, from such sources and upon such terms, and conditions as they think fit, and may authorize the guaranteeing of any obligations of any other person.”  Part 8.2 states that “Any bonds, debentures or other debt obligations of the Company may be issued at a discount, premium or otherwise, and with any special privileges as to redemption, surrender, drawing, allotment of or conversion into or exchange for shares or other securities, attending and voting at general meetings of the Company, appointment or election of Directors or otherwise and may by their terms be assignable free from any equities between the Company and the person to whom they were issued or any subsequent holder thereof, all as the Directors may determine.”

(d) The Company’s Articles are silent with regard to the retirement or non-retirement of directors under an age limit requirement.

(e) Number of shares, if any, required for qualification:

Part 12.3 of the Company’s Articles states that “a Director shall not be required to hold a share in the capital of the Company as qualification for his office but shall be qualified as required by the Company Act, to become or act as a Director.”

3.  Rights, preferences and restrictions attaching to each class of shares:

(a) Dividend rights, including time limit after which dividend entitlement lapses

The Company’s shareholders, subject to the rights, privileges and restrictions attaching to a particular class of shares, have the right to receive dividends if, as and when declared by the Board of Directors.  Neither the Company Act nor the Company’s Articles or By-laws provides for lapses in dividend entitlement.

(b) Voting rights; staggered re-election intervals; cumulative voting

Each Common Share in the capital of the Company entitles its holder to one vote at any annual or special meeting of the Company’s shareholders.  The Company’s Articles provide for election of directors on a rotation basis.  Shareholders of the Company do not have cumulative voting.

(c) Rights to share in surplus in event of liquidation

In the event of liquidation, dissolution or winding-up of the Company or other distribution of its assets, the holders of Common Shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the Company has paid out its liabilities.

(d) Other

Holders of Common Shares do not have rights to share in the profits of the Company.  There are no redemption or sinking fund provisions with respect to the Company’s Common Shares.  Common shareholders have no liability as to further capital calls by the Company.  There are no provisions discriminating against any existing or prospective holder of Common Shares of the Company as a result of such shareholder owning a substantial number of Common Shares.  Holders of Common Shares do not have pre-emptive rights.

4.  Actions necessary to change the rights of holders of the Company’s stock:

In order to change the rights of holders of a class of the Company’s stock, a vote of at least three-quarters of the issued and outstanding shares of that class is required.

5.  Conditions governing manner in which annual general meetings and extraordinary general meetings of shareholders are convoked, including conditions of admission:

Annual Meeting

Part 9.1 of the Company’s Articles states that “Subject to any extensions of time permitted pursuant to the Company Act, … an annual general meeting shall be held once in every calendar year at such time (not being more than thirteen months after the date that the last annual general meeting was held or deemed to have been held) and place as may be determined by the Directors.

Special Meetings

Part 9.4 of the Company’s Articles states that “The Directors may, whenever they think fit, convene an extraordinary general meeting.  An extraordinary general meeting, if requisitioned in accordance with the Company Act, shall be convened by the Directors or, if not convened by the Directors, may be convened by the requisitionists as provided in the Company Act.”

Part 9.6 of the Company’s Articles provides that “A notice convening a general meeting specifying the place, the date, and the hour of the meeting, and, in case of special business, the general nature of that business, shall be given as such provided in the Company Act and in the manner hereinafter in these Articles mentioned, or in such other manner (if any) as may be prescribed by ordinary resolution, whether previous notice thereof has been given or not, to such persons as are entitled by law or under these Articles to receive such notice from the Company.”

6.  Limitations on rights to own securities of the Company:

The Investment Canada Act (the “ICA”), enacted on June 20, 1985, requires prior notification to the Government of Canada on the “acquisition of control” of Canadian businesses by non-Canadians, as defined in the ICA.  Certain acquisitions of control, discussed below, are reviewed by the Government of Canada.  The term “acquisition of control” is defined as any one or more non-Canadian persons acquiring all or substantially all of the assets used in the Canadian business, or the acquisition of the voting shares of a Canadian corporation carrying on the Canadian business or the acquisition of the voting interests of an entity controlling or carrying on the Canadian business.  The acquisition of the majority of the outstanding shares is deemed to be an “acquisition of control” of a corporation.  The acquisition of less than a majority, but one-third or more, of the voting shares of a corporation is presumed to be an “acquisition of control” of a corporation unless it can be established that the purchaser will not control the corporation.

Investments requiring notification and review are all direct acquisitions of Canadian businesses with assets of Cdn. $5,000,000 or more (subject to the comments below on WTO investors), and all indirect acquisitions of Canadian businesses (subject to the comments below on WTO investors) with assets of more than Cdn. $50,000,000 or with assets of between Cdn. $5,000,000 and Cdn. $50,000,000 which represent more than 50% of the value of the total international transaction.  In addition, specific acquisitions or new business in designated types of business activities related to Canada’s cultural heritage or national identity could be reviewed if the Government of Canada considers that it is in the public interest to do so.

The ICA was amended with the implementation of the Agreement establishing the World Trade Organization (“WTO”) to provide for special review thresholds for “WTO investors”, as defined in the ICA.  “WTO investor” generally means:

(a)

an individual, other than a Canadian, who is a national of a WTO member (such as, for example, the United States), or who has the right of permanent residence in relation to that WTO member;

(b)

governments of WTO members; and

(c)

entities that are not Canadian controlled, but which are WTO investor controlled, as determined by rules specified in the ICA.

The special review thresholds for WTO investors do not apply, and the general rules described above do apply, to the acquisition of control of certain types of businesses specified in the ICA, including a business that is a “cultural business”.  If the WTO investor rules apply, an investment in the shares of the Company by or from a WTO investor will be reviewable only if it is an investment to acquire control of the Company and the value of the assets of the Company is equal to or greater than a specified amount (the “WTO Review Threshold”).  The WTO Review Threshold is adjusted annually by a formula relating to increases in the nominal gross domestic product of Canada.  The 2002 WTO Review Threshold was $218,000,000.

If any non-Canadian, whether or not a WTO investor, acquires control of the Company by the acquisition of shares, but the transaction is not reviewable as described above, the non-Canadian is required to notify the Canadian government and to provide certain basic information relating to the investment.  A non-Canadian, whether or not a WTO investor, is also required to provide a notice to the government on the establishment of a new Canadian business.  If the business of the Company is then a prescribed type of business activity related to Canada’s cultural heritage or national identity, and if the Canadian government considers it to be in the public interest to do so, then the Canadian government may give a notice in writing within 21 days requiring the investment to be reviewed.

For non-Canadians (other than WTO investors), an indirect acquisition of control, by the acquisition of voting interests of an entity that directly or indirectly controls the Company, is reviewable if the value of the assets of the Company is then Cdn. $50,000,000 or more.  If the WTO investor rules apply, then this requirement does not apply to a WTO investor, or to a person acquiring the entity from a WTO investor.  Special rules specified in the ICA apply if the value of the assets of the Company is more than 50% of the value of the entity so acquired.  By these special rules, if the non-Canadian (whether or not a WTO investor) is acquiring control of an entity that directly or indirectly controls the Company, and the value of the assets of the Company and all other entities carrying on business in Canada, calculated in the manner provided in the ICA and the regulations under the ICA, is more than 50% of the value, calculated in the manner provided in the ICA and the regulations under the ICA, of the assets of all entities, the control of which is acquired, directly or indirectly, in the transaction of which the acquisition of control of the Company forms a part, then the thresholds for a direct acquisition of control as discussed above will apply, that is, a WTO Review Threshold of Cdn. $218,000,000 (in 2002) for a WTO investor or threshold of Cdn. $5,000,000 for a non-Canadian other than a WTO investor.  If the value exceeds that level, then the transaction must be reviewed in the same manner as a direct acquisition of control by the purchase of shares of the Company.

If an investor is reviewable, an application for review in the form prescribed by the regulations is normally required to be filed with the Director appointed under the ICA (the “Director”) prior to the investment taking place and the investment may not be consummated until the review has been completed.  There are, however, certain exceptions.  Applications concerning indirect acquisitions may be filed up to 30 days after the investment is consummated and applications concerning reviewable investments in culture-sensitive sectors are required upon receipt of a notice for review.  In addition, the Minister (a person designated as such under the ICA) may permit an investment to be consummated prior to completion of the review, if he is satisfied that delay would cause undue hardship to the acquiror or jeopardize the operations of the Canadian business that is being acquired.  The Director will submit the application to the Minister, together with any other information or written undertakings given by the acquirer and any representation submitted to the Director by a province that is likely to be significantly affected by the investment.

The Minister will then determine whether the investment is likely to be of net benefit to Canada, taking into account the information provided and having regard to certain factors of assessment where they are relevant.  Some of the factors to be considered are:

(a)

the effect of the investment on the level and nature of economic activity in Canada, including the effect on employment, on resource processing, and on the utilization of parts, components and services produced in Canada;

(b)

the effect of the investment on exports from Canada;

(c)

the degree and significance of participation by Canadians in the Canadian business and in any industry in Canada of which it forms a part;

(d)

the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada;

(e)

the effect of the investment on competition within any industry or industries in Canada;

(f)

the compatibility of the investment with national industrial, economical and cultural policies;

(g)

 the compatibility of the investment with national industrial, economic and cultural policies taking into consideration industrial, economic and cultural objectives enunciated by the government or legislature of any province likely to be significantly affected by the investment; and

(h)

the contribution of the investment to Canada’s ability to compete in world markets.

To ensure prompt review, the ICA sets certain time limits for the Director and the Minister.  Within 45 days after a completed application has been received, the Minister must notify the acquirer that he is satisfied that the investment is likely to be of net benefit to Canada, or that he is unable to complete his review, in which case he shall have 30 additional days to complete his review (unless the acquirer agrees to a longer period), or he is not satisfied that the investment is likely to be of net benefit to Canada.

Where the Minister has advised the acquirer that he is not satisfied that the investment is likely to be of net benefit to Canada, the acquirer has the right to make representations and submit undertakings within 30 days of the date of the notice (or any other further period that is agreed upon between the acquirer and the Minister).  On the expiration of the 30-day period (or the agreed extension), the Minister must quickly notify the acquirer that he is now satisfied that the investment is likely to be of net benefit to Canada or that he is not satisfied that the investment is likely to be of net benefit to Canada.  In the latter case, the acquirer may not proceed with the investment or, if the investment has already been consummated, must divest itself of control of the Canadian business.

The ICA provides civil remedies for non-compliance with any provision.  There are also criminal penalties for breach of confidentiality or providing false information.

Except as provided in the ICA, there are no limitations under the laws of Canada, the Province of British Columbia or in any constituent documents of the Company on the right of non-Canadians to hold or vote the common shares of the Company.

7.  Provisions of Company’s articles, charter or by-laws that have the effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition, or corporate restructuring involving the Company:

There are no such provisions in the Company’s Memorandum or Articles.

8.  Provisions governing the ownership threshold above which shareholder ownership must be disclosed:

The British Columbia Securities Act provides that a person that has direct or indirect beneficial ownership of, control or direction over, or a combination of direct or indirect beneficial ownership of, and of control or direction over, securities of the issuer carrying more than 10% of the voting rights attached to all the issuer’s outstanding voting securities must, within 10 days of becoming an “insider”, file an insider report in the required form effective the date on which the person became an insider, disclosing any direct or indirect beneficial ownership of, or control or direction over, securities of the reporting issuer. The British Columbia Securities Act also provides for the filing of a report by an “insider” of a reporting issuer who acquires or transfers securities of the issuer.  This insider report must be filed within 10 days of the date that the security is acquired.

The U.S. rules governing the ownership threshold above which shareholder ownership must be disclosed are more stringent than those under the British Columbia Securities Act.  Section 13 of the Exchange Act imposes reporting requirements on persons who acquire beneficial ownership (as such term is defined in the Rule 13d-3 under the Exchange Act) of more than 5 per cent of a class of an equity security registered under Section 12 of the Exchange Act.  In general, such persons must file, within 10 days after such acquisition, a report of beneficial ownership with the Securities and Exchange Commission containing the information prescribed by the regulations under Section 13 of the Exchange Act.  This information is also required to be sent to the issuer of the securities and to each exchange where the securities are traded.

9.  Significant differences between law applicable to the Company and law of the United States.  See 8, above.

C.

Material Contracts

Following is a summary of each material contract, other than contracts entered into the ordinary course of business, to which the Company is a party, during the previous two fiscal years and the first six months of 2003:

1.  Employment Contracts with Glen Dickson, Kerry Curtis and Michael Carroll.  Please see “Item 6. Directors, Senior Management and Employees-- Compensation --B. -- Termination of Employment, Change in Responsibilities and Employment Contracts” for information about these contracts.

2.  Shareholder Rights Plan Agreement dated as of March 4, 1999, between the Company and Montreal Trust Company of Canada as Rights Agent

Effective March 5, 1999, the Board of Directors adopted a shareholder rights plan (the “Rights Plan”) that was ratified by the shareholders of the Company at the Company’s Annual General Meeting of shareholders held on June 3, 1999.  On March 5, 1999, one right (a “Right”) was issued and attached to each of the Company’s outstanding Shares and will attach to each Share of the Company that is subsequently issued.  The term of the Rights Plan was four years, with such term expiring in March 2003.  Among other provisions under the Plan, the Rights were to separate from the Shares of the Company and be exercisable eight trading days after a person acquired, or commenced a takeover bid to acquire, 20% or more of the Company’s Shares, other than by an acquisition pursuant to a takeover bid permitted by the Plan.

D.

Exchange Controls

Canada has no system of exchange controls.  There are no exchange restrictions on borrowing from foreign countries or on the remittance of dividends, interest, royalties and similar payments, management fees, loan repayments, settlement of trade debts or the repatriation of capital.

E.

Taxation

Canadian Federal Income Tax Consequences

The following discussion is a summary of the principal Canadian federal income tax considerations generally applicable to purchasers of the Company’s Common Shares who, for purposes of the Income Tax Act (Canada) and Income Tax Regulations (the “Canadian Act”), deal at arm’s length with the Company, hold Common Shares as capital property, are not residents of Canada at any time when holding Common Shares, and do not use or hold and are not deemed to use or hold Common Shares in or in the course of carrying on business in Canada and, in the case of insurers who carry on an insurance business in Canada and elsewhere, do not hold Common Shares that are effectively connected with an insurance business carried on in Canada.  Such a purchaser is referred to in this discussion as a “shareholder”.

This summary is based on the current provisions of the Canadian Act and the Canada-United States Income Tax Convention (1980) (the “Treaty”) as amended.  This summary takes into account specific proposals to amend the Canadian Act publicly announced by the Minister of Finance prior to the date hereof and the Company’s understanding of the current published administrative and assessing practices of Revenue Canada, Taxation.  This summary does not take into account Canadian provincial income tax law or the income tax laws of any country other than Canada.

A shareholder of the Company will generally not be subject to tax pursuant to the Canadian Act on a capital gain realized on a disposition of Common Shares unless the Common Shares are “taxable Canadian property” to the shareholder for purposes of the Canadian Act and the shareholder is not eligible for relief pursuant to an applicable bilateral tax treaty.  The Common Shares will not be taxable Canadian property to a shareholder provided that the Company is listed on a prescribed Canadian or foreign stock exchange within the meaning of the Canadian Act and provided that such shareholder, or persons with whom such shareholder did not deal at arm’s length (within the meaning of the Canadian Act), or any combination thereof, did not own 25% or more of the issued shares of any class or series of the Company at any time within five years immediately preceding the date of disposition.  In addition, the Treaty will generally exempt a shareholder who is a resident of the United States for purposes of the Treaty from tax in respect of a disposition of Common Shares provided that the value of the shares of the Company is not derived (directly or indirectly) principally from a real property interest (including resource property) situated in Canada.

Under the Canadian Act, a disposition of shares that constitute taxable Canadian property will give rise to a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of such shares, net of any disposition, exceeds (or is less than) the adjusted cost base of such shares to the shareholder.  Generally, unless exempt under an applicable bilateral tax treaty, one half of any such capital gain realized by the shareholder on a disposition or deemed disposition of such shares is included in computing his Canadian income tax for that year as a taxable capital gain.  One half of any capital loss realized by a shareholder on a disposition or deemed disposition of such a share in a taxable year may generally be deducted from his Canadian taxable capital gains for that year.

Under the Canadian Act, the disposition of a share by a shareholder may occur or be deemed to occur in a number of circumstances including on a sale or gift of such share or upon the death of the shareholder.

The initial adjusted cost base of a share to a shareholder will be the cost to him of that share.  Under the Canadian Act, certain additions to or reductions of the cost of a share may be required from time to time.  The adjusted cost base of each share of a corporation owned by a shareholder at any particular time will be the average adjusted cost base to him of all shares of the same class of that corporation owned by him at that time.

Any dividend, including stock dividends, paid or credited, or deemed to be paid or credited, by the Company to or for the benefit of a shareholder will be subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend, subject to the provisions of any applicable bilateral income tax treaty.  Pursuant to the Treaty, the rate of withholding tax generally will be reduced to 15% in respect of dividends paid to a shareholder who is a resident of the United States for purposes of the Treaty.  The rate of withholding is further reduced to 5% if the beneficial owner of the shares is a corporation that is a resident of the United States for purposes of the Treaty and owns at least 10% of the voting shares of the Company.

United States Federal Income Tax Consequences

The following is a general discussion of the material U.S. federal income tax consequences, under current law, which may be applicable to a U.S. Holder (as defined below) of Common Shares of the Company.  This discussion does not address all potentially relevant U.S. federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of U.S. federal income tax law, such as those described below as excluded from the definition of a U.S. Holder.  In addition, this discussion does not cover any state, local or foreign tax consequences.  (See “ Canadian Federal Income Tax Consequences” above.)

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended to the date hereof (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time.  In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any future legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any U.S. Holder or prospective U.S. Holder of common shares of the Company, and no opinion or representation with respect to the U.S. federal income tax consequences to any such U.S. Holder or prospective U.S. Holder is made.  Accordingly, U.S. Holders and prospective U.S. Holders of common shares of the Company should consult their own financial advisor, legal counsel, or accountant regarding the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S. Holders

As used herein, a “U.S. Holder” is a holder of Common Shares of the Company who or which is a citizen or individual resident (or is treated as a citizen or individual resident) of the United States for U.S. federal income tax purposes, a corporation or partnership created or organized (or treated as created or organized for federal income tax purposes) in or under the laws of the United States or any political subdivision thereof, or a trust or estate the income of which is includable in its gross income for U.S. federal income tax purposes without regard to its source, if, (i) a court within the United States is able to exercise primary supervision over the administration of the trust and (ii) one or more United States trustees have the authority to control all substantial decisions of the trust.  For purposes of this discussion, a U.S. Holder does not include persons subject to special provisions of U.S. federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers and Holders who acquired their stock through the exercise of employee stock options or otherwise as compensation, persons subject to the alternative minimum tax, and persons who own their common shares of the Company other than as a capital asset within the meaning of Section 1221 of the Code..

Distributions on Common Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to Common Shares of the Company are required to include in gross income for U.S. federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange date on such date) to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s U.S. federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s U.S. federal taxable income by those who itemize deductions.  (See more detailed discussion at “Foreign Tax Credit” below).  To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the Common Shares and thereafter as gain from the sale or exchange of the Common Shares.  Preferential tax rates for long-term capital gains are applicable to a U.S. Holder that is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation.

In the case of foreign currency received as a distribution that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Generally, any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.  However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the Common Shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.  A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company.  The availability of this deduction is subject to several complex limitations, which are beyond the scope of this discussion.

With effect from January 1, 2003, the United States reduced the maximum tax rate on certain qualifying dividend distributions to 15% (5% for certain U.S. Holders). In order for dividends paid by foreign corporations to qualify for the reduced rates, (1) the foreign corporation must meet certain requirements, including that it not be classified as a foreign investment company or a passive foreign investment company for U.S. federal income tax purposes in either the taxable year of the distribution or the preceding taxable year, and (2) the U.S. Holder must meet the required holding period.  In order to meet the required holding period, the U.S. Holder must hold the Company common shares for at least 60 days during the 120-day period beginning 60 days before the ex-dividend date.

There is the possibility that the Company common shares are passive foreign investment company shares.  As such, any dividends on the Company’s common shares may not be eligible for the reduced maximum tax rates.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of Common Shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces U.S. federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year.  There are significant and complex limitations, which apply to the credit; among which is the general limitation that the credit cannot exceed the proportionate shares of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his or its world-wide taxable income.  In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources.  Complex rules govern this classification process.  There are further limitations on the foreign tax credit for certain types of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of Common Shares of the Company should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of Common Shares of the Company equal to the difference, if any, between the amount of cash plus the fair market value of any property received, and the Holder’s tax basis in the Common Shares of the Company.  This gain or loss will be capital gain or loss if the Common Shares are a capital asset in the hands of the U.S. Holder unless the Company were to become a controlled foreign corporation.  For the effect on the Company of becoming a controlled corporation, see “Controlled Foreign Corporation Status” below.  Any capital gain will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder.  Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year.  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders who are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.  For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations for U.S. Holders

In the following circumstances, the above sections of this discussion may not describe the U.S. federal income tax consequences resulting from the holding and disposition of Common Shares of the Company:

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company’s outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% or more of the Company’s gross income for such year was derived from certain passive sources (e.g., from dividends received from its subsidiaries), the Company would be treated as a “foreign personal holding company.” In that event, U.S. Holders that hold Common Shares of the Company would be required to include in income for such year their allocable portion of the Company’s passive income which would have been treated as a dividend had that passive income actually been distributed.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company’s outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging Common Shares of the Company to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a passive foreign investment company (“PFIC”) is subject to U.S. federal income taxation of that foreign corporation under one of two alternative tax methods at the election of each such U.S. Holder.

Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is “passive income,” which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by value (or, if the Company is a controlled foreign corporation or makes an election, adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more.  For taxable years of U.S. persons beginning after December 31, 1997, and for tax years of foreign corporations ending with or within such tax years, the Taxpayer Relief Act of 1997 provides that publicly traded corporations must apply this test on a fair market value basis only.

As a PFIC, each U. S. Holder must determine under which of the alternative tax methods it wishes to be taxed.  Under one method, a U.S. Holder who elects in a timely manner to treat the Company as a Qualified Electing Fund (“QEF”), as defined in the Code, (an “Electing U.S. Holder”) will be subject, under Section 1293 of the Code, to current U.S. federal income tax for any taxable year in which the Company’s qualifies as a PFIC on his pro-rata share of the Company’s (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the U.S. Holder’s taxable year in which (or with which) the Company taxable year ends, regardless of whether such amounts are actually distributed.

A QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his Common Shares (or deemed to be realized on the pledge of his Common Shares) as capital gain; (ii) treat his share of the Company’s net capital gain, if any, as long-term capital gain instead of ordinary income, and (iii) either avoid interest charges resulting from PFIC status altogether (see discussion of interest charge below), or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Company’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge.  If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as “personal interest” that is not deductible at all in taxable years beginning after 1990.

The procedure a U.S. Holder must comply with in making a timely QEF election will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which the Company is a PFIC.  If the U.S. Holder makes a QEF election in such first year, (sometimes referred to as a “Pedigreed QEF Election”), then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files its tax return for such first year.  If, however, the Company qualified as a PFIC in a prior year, then in addition to filing documents, the U.S. Holder may also elect to recognize as an “excess distribution” (i) under the rules of Section 1291 (discussed below), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the application date or (ii) if the Company is a controlled foreign corporation (“CFC”), the Holder’s pro rata share of the Company’s earnings and profits. (But see “Elimination of Overlap Between Subpart F Rules and PFIC Provisions”).  Either the deemed sale election or the deemed dividend election will result in the U.S. Holder being deemed to have made a timely QEF election.

With respect to a situation in which a Pedigreed QEF election is made, if the Company no longer qualifies as a PFIC in a subsequent year, normal Code rules and not the PFIC rules will apply.

If a U.S. Holder has not made a QEF Election at any time (a “Non-electing U.S. Holder”), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reason of a pledge) of his Common Shares and (ii) certain “excess distributions”, as specially defined, by the Company.

A Non-electing U.S. Holder generally would be required to pro-rate all gains realized on the disposition of his Common Shares and all excess distributions over the entire holding period for the Common Shares.  All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of the Company during such U.S. Holder’s holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income.  The Non-electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year.  A Non-electing U.S.  Holder that is not a corporation must treat this interest charge as “personal interest” which, as discussed above, is wholly non-deductible.  The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If the Company is a PFIC for any taxable year during which a Non-electing U.S. Holder holds Common Shares, then the Company will continue to be treated as a PFIC with respect to such Common Shares, even if it is no longer by definition a PFIC.  A Non-electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such Common Shares had been sold on the last day of the last taxable year for which it was a PFIC.

Under Section 1291(f) of the Code, the Department of the Treasury has issued proposed regulations that would treat as taxable certain transfers of PFIC stock by Non-electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.

If a U.S. Holder makes a QEF Election that is not a Pedigreed Election (i.e., it is made after the first year during which the Company is a PFIC and the U.S. Holder holds shares of the Company) (a “Non-Pedigreed Election”), the QEF rules apply prospectively but do not apply to years prior to the year in which the QEF first becomes effective.  U.S. Holders should consult their tax advisors regarding the specific consequences of making a Non-Pedigreed QEF Election.

Certain special, generally adverse, rules will apply with respect to the Common Shares while the Company is a PFIC whether or not it is treated as a QEF.  For example under Section 1297(b)(6) of the Code (as in effect prior to the Taxpayer Relief Act of 1997), a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such stock.

The foregoing discussion is based on currently effective provisions of the Code, existing and proposed regulations thereunder, and current administrative rulings and court decisions, all of which are subject to change.  Any such change could affect the validity of this discussion.  In addition, the implementation of certain aspects of the PFIC rules requires the issuance of regulations which in many instances have not been promulgated and which may have retroactive effect.  There can be no assurance that any of these proposals will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion.  Accordingly, and due to the complexity of the PFIC rules, U.S. Holders of the Company are strongly urged to consult their own tax advisors concerning the impact of these rules on their investment in the Company.  For a discussion of the impact of the Taxpayer Relief Act of 1997 on a U.S. Holder of a PFIC, see “Mark-to-Market Election For PFIC Stock Under the Taxpayer Relief Act of 1997” and “Elimination of Overlap Between Subpart F Rules and PFIC Provisions” below.

Mark-to-Market Election for PFIC Stock Under the Taxpayer Relief Act of 1997

The Taxpayer Relief Act of 1997 provides that a U.S. Holder of a PFIC may make a mark-to-market election with respect to the stock of the PFIC if such stock is marketable as defined below.  This provision is designed to provide a current inclusion provision for persons that are Non-Electing Holders.  Under the election, any excess of the fair market value of the PFIC stock at the close of the tax year over the Holder’s adjusted basis in the stock is included in the Holder’s income.  The Holder may deduct any excess of the adjusted basis of the PFIC stock over its fair market value at the close of the tax year.  However, deductions are limited to the net mark-to-market gains on the stock that the Holder included in income in prior tax years, or so called “unreversed inclusions.”

For purposes of the election, PFIC stock is marketable if it is regularly traded on (1) a national securities exchange that is registered with the SEC, (2) the national market system established under Section 11A of the Securities Exchange Act of 1934, or (3) an exchange or market that the IRS determines has rules sufficient to ensure that the market price represents legitimate and sound fair market value.

A Holder’s adjusted basis of PFIC stock is increased by the income recognized under the mark-to-market election and decreased by the deductions allowed under the election.  If a U.S. Holder owns PFIC stock indirectly through a foreign entity, the basis adjustments apply to the basis of the PFIC stock in the hands of the foreign entity for the purpose of applying the PFIC rules to the tax treatment of the U.S. owner.  Similar basis adjustments are made to the basis of the property through which the U.S. persons hold the PFIC stock.

Income recognized under the mark-to-market election and gain on the sale of PFIC stock with respect to which an election is made is treated as ordinary income.  Deductions allowed under the election and loss on the sale of PFIC with respect to which an election is made, to the extent that the amount of loss does not exceed the net mark-to-market gains previously included, are treated as ordinary losses.  The U.S. or foreign source of any income or losses is determined as if the amount were a gain or loss from the sale of stock in the PFIC.

If PFIC stock is owned by a CFC (discussed below), the CFC is treated as a U.S. person that may make the mark-to-market election.  Amounts includable in the CFC’s income under the election are treated as foreign personal holding company income, and deductions are allocable to foreign personal holding company income.

The above provisions apply to tax years of U.S. persons beginning after December 31, 1997, and to tax years of foreign corporations ending with or within such tax years of U.S. persons.

The rules of Code Section 1291 applicable to nonqualified funds generally do not apply to a U.S. Holder for tax years for which a mark-to-market election is in effect.  If Code Section 1291 is applied and a mark-to-market election was in effect for any prior tax year, the U.S. Holder’s holding period for the PFIC stock is treated as beginning immediately after the last tax year of the election.  However, if a taxpayer makes a mark-to-market election for PFIC stock that is a nonqualified fund after the beginning of a taxpayer’s holding period for such stock, a coordination rule applies to ensure that the taxpayer does not avoid the interest charge with respect to amounts attributable to periods before the election.

Controlled Foreign Corporation Status

If more than 50% of the voting power of all classes of stock or the total value of the stock of the Company is owned, directly or indirectly, by U.S. Holders, each of whom own 10% or more of the total combined voting power of all classes of stock of the Company, the Company would be treated as a “controlled foreign corporation” or “CFC” under Subpart F of the Code.  This classification would bring into effect many complex results including the required inclusion by such 10% U.S. Holders in income of their pro rata shares of “Subpart F income” (as defined by the Code) of the Company and the Company’s earnings invested in “U.S. property” (as defined by the Code).  In addition, under Section 1248 of the Code, gain from the sale or exchange of Common Shares of the Company by such a 10% U.S. Holder of Registrant at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of earnings and profits of the Company attributable to the stock sold or exchanged.  Because of the complexity of Subpart F, and because the Company may never be a CFC, a more detailed review of these rules is beyond the scope of this discussion.

Elimination of Overlap Between Subpart F Rules and PFIC Provisions

Under the Taxpayer Relief Act of 1997, a PFIC that is also a CFC will not be treated as a PFIC with respect to certain 10% U.S. Holders.  For the exception to apply, (i) the corporation must be a CFC within the meaning of section 957(a) of the Code and (ii) the U.S. Holder must be subject to the current inclusion rules of Subpart F with respect to such corporation (i.e., the U.S. Holder is a “United States Shareholder,” see “Controlled Foreign Corporation,” above).  The exception only applies to that portion of a U.S. Holder’s holding period beginning after December 31, 1997.  For that portion of a United States Holder before January 1, 1998, the ordinary PFIC and QEF rules continue to apply.

As a result of this new provision, if the Company were ever to become a CFC, U.S. Holders who are currently taxed on their pro rata shares of Subpart F income of a PFIC which is also a CFC will not be subject to the PFIC provisions with respect to the same stock if they have previously made a Pedigreed QEF Election.  The PFIC provisions will however continue to apply to PFIC/CFC U.S. Holders for any periods in which they are not subject to Subpart F and to U.S. Holders that did not make a Pedigreed QEF Election unless the U.S. Holder elects to recognize gain on the PFIC shares held in the Company as if those shares had been sold.

The PFIC provisions of the Code are very complicated, and U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the PFIC rules and how they may impact their U.S. federal income tax situation.

F.

Dividends and Paying Agents

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

G.

Statement by Experts

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

H.

Documents on Display

Copies of the Company’s exhibits and documents are available for inspection at the Company’s head office located at 950-505 Burrard Street, Vancouver, British Columbia, Canada.

I.

Subsidiary Information

The information referred to in this section is not required for reports filed in the United States.

ITEM 11

QUANTITATIVE AND QUALITATIVE DISCLOSURES

ABOUT MARKET RISK

The Company is a “Small Business Issuer” as such term is defined in Rule 12b-2 under the Exchange Act and, as such, there is no requirement to provide any information under this Item.

ITEM 12

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this Item.

PART II

ITEM 13

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

The Company has no material debts requiring current payment.  The Company has not declared any dividends on its common stock.  The Company has no other class of share.  Therefore, there are no material defaults, dividend arrears or delinquencies.

ITEM 14

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

HOLDERS AND USE OF PROCEEDS

Neither the Company nor any other person has (i) modified materially any instrument defining the rights of holders of any class of registered securities, (ii) modified materially or qualified the rights evidenced by any class of registered securities by issuing or modifying any other class of securities, or (iii) withdrawn or substituted a material amount of the assets securing any class of registered securities.  There has been no change in the trustees or paying agents for any of the Company’s securities during the previous fiscal year.

ITEM 15

CONTROLS AND PROCEDURES

(a) Evaluation of disclosure controls and procedures.    Based on their evaluation as of a date within 90 days of the filing date of this Annual Report on Form 20-F, the Company's principal executive officer and principal financial officer have concluded that the Company's disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934 (the "Exchange Act")) are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

(b) Changes in internal controls.    There were no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 16

[RESERVED]

PART III

ITEM 17

FINANCIAL STATEMENTS

The following financial statements are attached and incorporated herein:

ITEM 18

FINANCIAL STATEMENTS

See Item 17.

ITEM 19

EXHIBITS

The following exhibits are attached and incorporated herein:

Description of Document
1.1	Certificate of Incorporation	*
1.2	By-Laws	*
4.1	Meadowbank, Meliadine, and Parker Lake Mineral Interest Purchase Agreement between Asamera Minerals Inc. and Cumberland Resources Ltd. made as of June 2, 1993	*
4.2	Royalty Purchase and Sale Agreement between Asamera Minerals Inc. and Cumberland Resources Ltd. made as of August 10, 1994	*
4.3	Meliadine Mining Venture Agreement between WMC International Limited and Comaplex Minerals Corp. and Cumberland Resources Ltd., made as of June 5, 1995	*
4.4	Meadowbank Purchase and Sale Agreement between Comaplex Minerals Corp. and Cumberland Resources Ltd. made as of June 24, 1997	*
4.5	Consulting agreement between the Company and Glen Dickson carrying on business as Meliadine Management.	*
4.6	Cumberland Resources Ltd. Incentive Share Option Plan dated April 17, 1995	*
4.7	Shareholder Rights Plan Agreement, between the Company and Montreal Trust Company of Canada made as of March 4, 1999	*
4.8	Employment Agreement between the Company and Glen Dickson dated as of February 1, 2000	*
4.9	Employment Agreement between the Company and Kerry Curtis dated as of February 1, 2000	*
10.10	Consent letter from H.A. Simons to use information contained in reports rendered to the Company for the purpose of filing registration statement on Form 20-F	*
10.11	Consent letter from Golder Associates Ltd. to use information contained in reports rendered to the Company for the purpose of filing registration statement on Form 20-F	*
10.12	Consent letter from International Metallurgical and Environmental Inc. to use information contained in reports rendered to the Company for the purpose of filing registration statement on Form 20-F	*
12.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*

Previously filed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this Annual Report on Form 20-F for the year ended December 31, 2002, to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated at Vancouver, British Columbia, this 14th day of July, 2003.

Cumberland Resources Ltd.

Per:

/s/ Kerry M. Curtis

Kerry M. Curtis

President and

Chief Executive Officer

CERTIFICATIONS

I, Kerry M. Curtis, certify that:

1.  I have reviewed this annual report on Form 20-F of Cumberland Resources Ltd.;

2.  Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.  Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.  The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.  The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (and persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.  The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  July 14, 2003

/s/ Kerry M. Curtis

Kerry M. Curtis

President and Chief Executive Officer

CERTIFICATIONS

I, Robert A. Evans, certify that:

1.  I have reviewed this annual report on Form 20-F of Cumberland Resources Ltd.;

2.  Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.  Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.  The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.  The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (and persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.  The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  July 14, 2003

/s/ Robert A. Evans

Robert A. Evans

Controller*

*Mr. Evans is performing the functions of Chief Financial Officer at the filing date.  The registrant has recently hired a Chief Financial Officer, Michael L. Carroll, who commenced employment on June 5, 2003.

Consolidated Financial Statements

Cumberland Resources Ltd.

December 31, 2002

AUDITORS’ REPORT

To the Shareholders of

Cumberland Resources Ltd.

We have audited the consolidated balance sheets of Cumberland Resources Ltd. as at December 31, 2002 and 2001 and the consolidated statements of loss and deficit and cash flows for each of the years in the three year period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied, except for the change in the method of accounting for stock based compensation as explained in note 3[a] and the method of accounting for mineral claims, options and deferred exploration and development costs as explained in note 3[b], on a consistent basis.

Vancouver, Canada,

March 14, 2003.

Chartered Accountants

F-#

Cumberland Resources Ltd.

(Incorporated under the laws of British Columbia)

CONSOLIDATED BALANCE SHEETS

(Canadian dollars)

See accompanying notes

On behalf of the Board:

Director

Director

F-#

Cumberland Resources Ltd.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(Canadian dollars)

See accompanying notes

F-#

Cumberland Resources Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Canadian dollars)

See accompanying notes

F-#

1. NATURE OF OPERATIONS

Cumberland Resources Inc. (the “Company”) is engaged in the business of developing, exploring and acquiring mineral properties in Canada, with an emphasis on gold, and is in the process of exploring properties located in the Nunavut Territory in Northern Canada. The Company has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for mineral claims and options are dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposition of the properties. The Company will periodically have to raise additional funds to continue operations and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. It is reasonably possible that sufficient economically recoverable reserves may not be discovered and accordingly a material portion of the carrying value of mineral claims and options may not be recovered. The Company is considered to be a development stage enterprise as it has yet to generate significant revenue from operations.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles. As described in note 12, these principles differ in certain material respects from those that the Company would have followed had the consolidated financial statements been prepared in accordance with United States generally accepted accounting principles.

Mineral claims, options and deferred exploration and development costs

During the year ended December 31, 2001, the Company adopted the requirements of Accounting Guideline 11, Enterprises in the Development Stage. Pursuant to the adoption of this guideline, commencing in 2001 the Company has charged exploration costs against earnings as incurred. Costs are only deferred when it is probable that they will be recoverable from the future operation of the mineral property.

Previously, the Company accounted for its mineral properties whereby all direct costs, net of pre-production revenue, relative to the acquisition of, exploration for and development of these properties were capitalized.

#

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Management periodically reviews the carrying value of its investment in mineral properties with internal and external mining related professionals. A decision to abandon, reduce or expand a specific project is based upon many factors including general and specific assessments of mineral reserves, anticipated future mineral prices, the anticipated future costs of exploring, developing and operating a producing mine, the expiration time and ongoing expenses of maintaining leased mineral properties and the likelihood that the Company will continue exploration. The Company does not set a predetermined holding period for properties without proven reserves, however, properties which have no demonstrated suitable metal concentrations at the conclusion of each phase of an exploration program are re-evaluated to determine if future exploration is warranted and their carrying values are appropriate. If a mineral property is abandoned or it is determined that its carrying value cannot be supported by future production or sale, the related costs are charged against operations in the year of abandonment or in the year of determination of value.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period reported. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant. Actual results will likely differ from those estimates.

Long term investments

Investments in shares of incorporated companies, in which Cumberland has a significant influence are accounted for by the equity method.

Other long term investments are carried at the lower of cost or recoverable amount.

Flow-through shares

The Company has issued flow-through shares to finance some of its exploration activities. Such shares were issued for cash in exchange for the Company giving up the tax benefits arising from the exploration expenditures. The amount of these tax benefits are renounced to investors in accordance with Canadian tax legislation. The Company records such share issuances by crediting share capital for the full value of cash consideration received.

#

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Capital assets

Capital assets are recorded at cost. Amortization is provided on a straight line basis over the following terms:

Exploration equipment

3 to 10 years

Computer equipment

3 years

Office equipment

3 years

Income taxes

Income taxes are provided for in accordance with the liability method. Under the liability method of accounting for income taxes, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Cash and cash equivalents

Cash includes cash equivalents which are those short term money market instruments which, on acquisition, have an original term to maturity of 3 months or less.

Stock-based compensation plan

The Company has a stock-based compensation plan which is described in note 7. No compensation expense is recognized for this plan when stock or stock options are issued to employees or directors. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.

Loss per share

The number of common shares outstanding during each year for purposes of the loss per share calculation is calculated on the weighted monthly average of outstanding common shares. The weighted average number of common shares outstanding for the year ended December 31, 2002 is 33,753,026 [2001 - 27,705,580; 2000 - 26,257,403].

#

3. CHANGES IN ACCOUNTING POLICIES

[a]

Effective January 1, 2002 the Company adopted CICA 3870 Stock-based Compensation and Other Stock-based payments. As permitted by CICA 3870 the Company has applied this change prospectively for new awards granted on or after January 1, 2002. The Company has chosen to recognize no compensation when stock options are granted to employees and directors under stock option plans with no cash settlement features and the exercise price is equal to the stock price on the day of grant. However, direct awards of stock to employees and stock and stock option awards granted to non-employees will be accounted for in accordance with the fair value method of accounting for stock-based compensation. The fair value of direct awards of stock are determined by the quoted market price of the Company’s stock and the fair value of stock options are determined using the Black Scholes option pricing model. In periods prior to January 1, 2002, the Company recognized no compensation when stock or stock options were issued to employees.

[b]

Effective January 1, 2001, the Company has adopted Accounting Guideline 11, Enterprises in the Development Stage (“AcG-11”) issued by the Canadian Institute of Chartered Accountants. Under the new recommendations of AcG-11, it must be probable that exploration expenditures will be recovered from future operations in order to be capitalized and that acquisition costs of mineral properties should be written off upon determination that the costs will not be recovered from future operations. Previously, the Company capitalized all exploration costs incurred on its mineral properties if exploration was continuing on the property, on the basis that it was too early to tell whether the deferred costs would not be recovered from a geological resource or reserve or otherwise. As provided by AcG-11, the Company has accounted for this change in accounting policy on a retroactive basis without restatement of prior years. The impact of the adoption of AcG-11 was to reduce deferred exploration and development costs by $25,673,490, decrease the non-recourse loan from the joint venturer by $9,490,750 and increase the opening deficit by $16,182,740.

The remaining cumulative increase to the opening deficit of $97,313 is the Company’s share of the impact of the retroactive adoption of AcG-11 by Berland Resources Ltd., the Company’s equity accounted investment.

The non-recourse loan [note 4[b]] is comprised of the Company’s share of deferred exploration and development costs relating to Meliadine West and these costs are funded entirely by the Company’s joint venturer, WMC. Under the terms of the joint venture agreement, WMC can only recover the non-recourse loan from the Company’s share of revenues generated by Meliadine West.

#

3. CHANGES IN ACCOUNTING POLICIES (cont’d.)

In prior years, the annual option payment received from WMC [note 4[b]] was recorded as a reduction to deferred exploration and development costs. Given that all of these costs are now being expensed in the period in which they are incurred, the 2002 and 2001 option payments of $500,000 have been recorded in the statement of loss and deficit as a reduction of these costs.

4. MINERAL CLAIMS AND OPTIONS

The Company holds the following property interests:

[a]

Meadowbank

The Company acquired 60% of the mineral rights in Meadowbank, an exploration property in the Nunavut Territory in Northern Canada, during the 1993 acquisition of Asamera Mineral Inc. (“Asamera”) for consideration of $187,500. The remaining 40% was acquired from Comaplex Minerals Corporation (“Comaplex”) in 1997. In consideration for the remaining interest, the Company paid $3,200,000 in cash and issued 1,500,000 common shares and 1,500,000 warrants to purchase 750,000 additional shares until July 28, 1999 at $4.25 per share. These warrants have since expired. Since the inception of the project, the Company has incurred $22,942,140 in exploration expenditures on Meadowbank; $7,912,695 of these expenditures were incurred during 2002.

#

4. MINERAL CLAIMS AND OPTIONS (continued)

[b]

Meliadine West

In 1995, the Company and Comaplex granted WMC an option to earn up to a 56% interest in a portion of the Meliadine West property. Details of the agreement are as follows:

[i]

WMC has earned the right to a 56% interest in the Meliadine West property by funding the first $12.5 million of exploration and development costs. WMC has provided a non-recourse contingent loan to each of the Company and Comaplex for their proportionate share of all exploration and development costs in excess of the original $12.5 million. These contingent non-recourse loans will be repaid only if commercial production is achieved and will be repaid only out of production cash flow. The Company and Comaplex retained the balance of the Meliadine Property (Meliadine East) subject to a right of first refusal in favour of WMC.

[ii]

As at December 31, 2002 the Company’s share of the contingent non-recourse loan balance was $12,353,359 [2001 - $11,332,678], including interest which compounds semi-annually at the prime rate and totals $2,729,716 [2001 - $1,746,523]. Cumberland has the option of early repayment of the contingent loan.

[iii]

During the payback period the Company will control the net revenue from the proceeds of sale of 6% of minerals produced from the properties and prepared for sale under the agreement. After the non-recourse loans have been paid, revenues will be divided among WMC, the Company, and Comaplex on a proportionate interest basis.

[iv]

Once commercial production is achieved, WMC has the option to purchase an additional 4% interest in the property from the Company and Comaplex (2% each), for a cash payment of between $1 million and $4 million, depending on the date of the start of commercial production, and thereby increase its interest to 60%.

[v]

In order to maintain its interest, WMC must make annual option payments to both the Company and Comaplex on January 1st of each year prior to commercial production. The payments began in 1995. In 2002, the Company received a payment of $500,000 [2001 - $500,000]. If commercial production is not achieved, the Company will receive $500,000 per year for the next three years and $1,500,000 per year beginning in 2006. The January 1, 2001 adoption of AcG-11 led the Company to recognize the option receipts as income rather than a reduction in deferred development costs.

#

4. MINERAL CLAIMS AND OPTIONS (continued)

[vi]

In the event of termination of the agreement by WMC, WMC retains no interest in the mineral claims and the claims for the Meliadine West property are to be transferred back to the Company and Comaplex. No further cash payments by WMC will be required after termination and the non-recourse loan from WMC to the Company will be forgiven.

[vii]

On January 1, 2003, the Company received the payment of $500,000 from WMC [see note 4[b][v]].The Company has not, as yet, been informed by WMC of its intentions for the Meliadine West property for the 2003 fiscal year.

[c]

Meliadine East

The Company acquired 50% of the mineral rights in Meliadine, an exploration property in the Nunavut Territory in Northern Canada, during the 1993 acquisition of Asamera. Comaplex is the owner of the remaining 50% interest. In 1995, the Company and Comaplex divided the Meliadine mineral rights into East and West in order to sell Meliadine West to WMC International Limited (“WMC”) [note 4[b]]. Since the inception of the project, the Company has incurred $3,799,972 in exploration expenditures on Meliadine East; $105,423 of these expenditures were incurred during 2002.

During 2001, the recoverability of the mineral claims relating to Meliadine East of $193,205 were determined to be not recoverable and, as a result, were written off.

#

5. CAPITAL ASSETS

6. CAPITAL LEASE

On March 1, 2002, the Company entered into a four year lease for exploration equipment requiring monthly payments of $6,247. The obligation at December 31, 2002 is as follows:

#

7. SHARE CAPITAL

Authorized

100,000,000 common shares with no par value.

[a]

Issued

Common shares have been issued for the following consideration:

The flow through shares issued effectively pass on tax credits associated with the Canadian Exploration Expenditures (as defined in the Canadian Income Tax Act) funded by the proceeds of the shares. The entire amount of the proceeds were renounced to the subscribers as tax benefits. As at December 31, 2002, $6,500,839 [2001 - $2,338,457] is included in restricted cash in respect of flow through share funds. The expenditure of these funds is restricted to Canadian exploration activities. For future income tax purposes, the taxable benefits renounced can only be recognized when the exploration expenditures to which they relate have been incurred.

#

7. SHARE CAPITAL (continued)

[b]

Warrants

At December 31, 2002 there are 3,647,520 [2001 - 2,375,000] warrants outstanding to purchase 3,147,520 [2001 - 1,284,000] shares of the Company.

During 2002, in conjunction with the common share issuance, 2,000,000 warrants were issued to purchase 2,000,000 shares of the Company on or before June 17, 2003 at an exercise price of $3.00 per share. Also in conjunction with the common share issuance, 440,000 warrants were issued to the broker to purchase 440,000 shares of the Company on or before June 17, 2003 at an exercise price of $2.60 per share.

During 2002, in connection with the 2002 flow through financing, 200,000 warrants were issued to the brokers to purchase 200,000 shares of the Company at an exercise price of $2.60 per share. These warrants expire on December 22, 2003.

During 2001, in conjunction with flow through financing, 1,000,000 warrants were issued to purchase 500,000 shares of the Company on or before September 15, 2002 at an exercise price of $1.20 per share, and thereafter at a price of $1.50 per share up to including September 15, 2003.

Also in connection with the 2001 flow through financing, 118,000 warrants were issued to the brokers to purchase 118,000 shares of the Company at an exercise price of $0.85 per share. These warrants expire on December 21, 2003. During 2002, 110,480 of these warrant were exercised.

During 2000, in conjunction with flow through share financing, 1,182,000 warrants were issued to purchase 591,000 shares of the Company on or before December 20, 2001 at an exercise price of $1.20 per share, and thereafter at a price of $1.50 per share, up to and including December 21, 2002. These warrants were exercised during 2002 at a price of $1.50 per share.

Also in connection with the 2000 flow through share financing, 50,000 warrants were issued to the broker to purchase 50,000 shares of the Company at an exercise price of $1.10 per share up to June 30, 2002. These warrants were exercised during 2002. According to the terms of the broker agreement, upon exercising the 50,000 warrants, an additional 25,000 warrants to purchase 25,000 shares of the Company at an exercise price of $1.25 per share. These warrants were also exercised during 2002.

#

7. SHARE CAPITAL (continued)

[c]

Stock options

Under the Cumberland Resources Stock Option Plan of 1995, options to purchase common shares of the Company may be granted to employees and directors of the Company for terms up to five years at an exercise price equal to the market price prevailing on the day immediately preceding the date of the grant. Options previously granted will be forfeited upon leaving the employ of the Company.

At December 31, 2002 there are options outstanding and exercisable to issue 3,050,000 shares of the Company [December 31, 2001 - 2,313,000]. The price of these options ranges from $0.75 to $2.30 and their expiry dates range from February 27, 2003 to July 31, 2003. At December 31, 2002, 4,404,800 common shares were reserved for issuance pursuant to the employee incentive share option plan.

The following table summarizes information about the share options outstanding:

#

7. SHARE CAPITAL (continued)

Option activity for the three preceding years is as follows:

	2002		2001		2000
	Shares #	Weighted average exercise price $	Shares #	Weighted average exercise price $	Shares #	Weighted average exercise price $

Options outstanding, beginning of year	2,313,000	1.63	2,190,500	1.71	2,740,300	2.51
Exercised	(287,500)	1.23	—	—	—	—
Granted	1,065,000	2.07	192,500	0.80	467,500	0.80
Expired	(40,500)	2.14	(52,500)	2.00	(734,500)	3.25
Forfeited	—	—	(17,500)	2.00	(282,800)	3.79
Options outstanding, end of year	3,050,000	1.81	2,313,000	1.63	2,190,500	1.71

Pro forma information regarding net income is required and has been determined as if the Company had accounted for its employee stock options granted after December 31, 2001 under the fair value method. The fair value for these options was estimated at the date of granting using a Black-Scholes Option Pricing Model with the following assumptions for 2002: weighted-average risk-free interest rates of 4.0%; dividend yields of nil; weighted-average volatility factors of the expected market price of the Company’s common shares of 54.8%; and a weighted-average expected life of the options of 3.8 years. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting periods. The Company’s pro forma net loss under Canadian GAAP would be increased by $983,400 for the year ended December 31, 2002. Basic loss per-share figures would have been increased by $0.03.

#

7. SHARE CAPITAL (continued)

On March 5, 1999 the Company adopted a Shareholders Rights Plan. The Plan is designed to encourage fair treatment of all shareholders in the event of an unsolicited takeover bid for the Company. Under the Plan, each outstanding common share of the Company has one Right attached. If a party makes an unsolicited takeover bid without Board approval and without complying with the Plan, each Right will entitle shareholders other than the bidding party to purchase common shares of the Company at a 50 percent discount to the market price at that time. In order for a bidding party to comply with the Plan a bid must be made to all shareholders and be open for at least 60 days. If at least 50 percent of the outstanding shares have been tendered at the end of 60 days, the bidder may take up and pay for the shares but must extend the bid for a further 10 days to allow other shareholders to tender to it.

8. INCOME TAXES

The Company has non-capital loss carry-forward for income tax purposes of approximately $3,578,000 as at December 31, 2002, the tax benefits of which have not been recognized in the financial statements and expire as follows:

#

8. INCOME TAXES (continued)

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s future tax assets as of December 31 are as follows:

The potential income tax benefits related to these future tax assets have not been recognized in the accounts as their realization did not meet the requirements of “more likely than not” under the liability method of tax allocation. Accordingly, no future tax assets have been recognized in the financial statements as at December 31, 2002 or 2001.

#

8. INCOME TAXES (continued)

The reconciliation of income tax attributable to operations computed at the statutory tax rates to income tax expense (recovery), using a 35.62% [2001 - 37.62%] statutory tax rate, at December 31 is:

Exploration and development expenditures

At December 31, 2002, the Company has an earned depletion base of $128,000 [2001 - $128,000], cumulative Canadian Exploration Expense (CEE) of $25,937,000 [2001 - $21,030,000], cumulative Canadian Development Expense (CDE) of $3,745,000 [2001 - $3,745,000] and cumulative foreign exploration and development expense of $156,000 [2001 - $156,000]. These amounts have been included in the calculation of the above future income tax assets.

#

9. COMMITMENTS AND CONTINGENCIES

As disclosed in note 4[b], the Company has a contingent loan balance which totals $12,353,359 as December 31, 2002 [2001 - $11,332,678]. This loan will be repaid only if commercial production at Meliadine West is achieved and will be paid only out of production cash flow (as defined in the joint venture agreement).

As disclosed in note 7[a], the Company has $6,500,839 in restricted cash that must be used in Canadian Exploration Expenditures (as defined by the Canadian Income Tax Act) in order to avoid interest and penalty charges imposed by the Canadian Customs and Revenue Agency.

Although the ultimate amount of future site restoration costs to be incurred for existing exploration interests is uncertain, Cumberland Resources has estimated its share of these costs to be $340,000 [2001 - $100,000] as at December 31, 2002.

Included in restricted cash is an amount of $38,393 [2001 - $38,393] in respect of a government bond arising from the land use agreement entered into with Nunavut Tunngavik Incorporated for protection against environmental accidents.

The Company is committed to future minimum annual rent payments over the next five years as follows:

10. FINANCIAL INSTRUMENTS

The fair value of cash and cash equivalents and restricted cash approximate their carrying values. The fair value of the non-recourse loan from joint venturer in the amount of $12,353,359 [2001 - $11,332,678] cannot be reliably determined due to the uncertainty of the timing of the future cash flows [see note 4[c]].

#

11. INVESTMENTS

[a]

Lithic

During 2001, the Company had significant influence over Lithic Resources Ltd. (Lithic) and the investment was accounted for under the equity method. On June 7, 2002, Lithic completed a restructuring that involved the issuance and consolidation of common shares, and replacement of its Board of Directors. As a result of this transaction, the Company’s interest in restructured entity was diluted to 19.1 from the 24.1% previous held and the Company had no longer maintained representation on the Board of Directors.

The Company’s share of Lithic’s loss from January 1, 2002 to June 7, 2002 was in excess of the investments carrying value of $9,617. Accordingly, the investment was reduced to a nil. Since the loss of significant influence on June 7, 2002, the investment has been accounted for on the cost basis.

The market value of the Company’s Lithic shares based on the quoted share trading price at December 31, 2002 is $417,823 [$0.15 per share]. This amount may not be reflective of what the Company would realize on liquidation of its investment.

[b]

Eurozinc

During 2002, the Company recorded a $261,434 writedown in its investment when Eurozinc suffered a decline in market value that the Company determined was other than temporary.

The market value of the Company’s Eurozinc shares based on the quoted share trading price at December 31, 2002 is $466,667 [$0.10 per share]. This amount may not be reflective of what the Company would realize on liquidation of its investment.

#

12.

RECONCILIATION BETWEEN CANADIAN AND UNITED STATES
GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian basis”), which differ in certain material respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with United States generally accepted accounting principles (“U.S. basis”). Had the Company followed the U.S. basis, certain items on the consolidated statements of loss and deficit, consolidated statement of cash flows and consolidated balance sheets would have been reported as follows:

Consolidated statements of loss and deficit -	2002 $	2001 $	2000 $

Interest revenue	409,305	239,381	276,178
Mineral claims, options and exploration costs (i)	(8,232,078)	(1,804,182)	(2,505,688)
Option receipts (i)	500,000	500,000	500,000
Share of loss of equity accounted investees (iii)	—	—	(92,538)
Administrative expenses	(1,322,766)	(786,224)	(861,418)
Net loss	(8,645,539)	(1,851,025)	(2,683,466)
Reconciliation: Net loss, Canadian basis Adjustments to -	(8,916,590)	(1,932,818)	(844,213)
Mineral claims, options and exploration costs (i)	—	—	(2,375,882)
Option receipts (i)	—	—	500,000
Share of loss of equity accounted investees (iii)	9,617	98,461	72,583
Gain on dilution of investment in Lithic (iv)	—	(16,668)	(35,954)
Write down of investment	261,434	—	—
Net loss U.S. basis	(8,645,539)	(1,851,025)	(2,683,466)
Comprehensive loss (ix)	(8,925,539)	(2,691,025)	(4,450,966)
Net loss per common share (U.S. basis, basic and diluted)	$0.26	$0.07	$0.10

#

12.

RECONCILIATION BETWEEN CANADIAN AND UNITED STATES
GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Consolidated balance sheets -	December 31, 2002		December 31, 2001
	Canadian basis $	U.S. basis $	Canadian basis $	U.S. basis $
Assets -
Current assets	18,906,590	18,906,590	6,045,660	6,045,660
Investments (iii) (ix)	280,000	466,666	551,051	746,666
Mineral claims and options (i) (vi)	8,246,083	8,890,378	8,246,083	8,890,378
Capital assets, net	800,663	800,663	331,718	331,718
	28,233,336	29,064,297	15,174,512	16,014,422
Liabilities and shareholders’ equity -
Current liabilities	732,545	732,545	215,567	215,567
Future site restoration costs	340,000	340,000	100,000	100,000
Long term portion of capital lease	151,223	151,223	—	—
Shareholders’ equity
Common shares (vi) (vii) (viii)	67,085,948	64,303,035	44,485,665	43,235,822
Accumulated other comprehensive
income (ix)	—	441,006	—	721,006
Deficit (i) (iii) (iv) (v) (viii)	(40,076,380)	(36,903,512)	(29,626,720)	(28,257,973)
Total shareholders’ equity	27,009,568	27,840,529	14,858,945	15,698,855
	28,233,336	29,064,297	15,174,512	16,014,422

(i)

Effective January 1, 2001, the Company has adopted AcG-11 under the Canadian basis. The adoption of AcG-11 has led the Company to expense all exploration costs as incurred rather than capitalize and amortize against future revenues, and recognize the property option receipts as income rather than a reduction in deferred costs. As a result of the adoption of AcG-11, there were no discrepancies between the Canadian basis and US basis relating to mineral claims, options and exploration costs during the years ended December 31, 2002 and 2001. During the year ended December 31, 2000, the Company’s policy of capitalizing exploration costs under the Canadian basis required a $2,375,882 reduction in income under the US basis and the Company’s policy of recording property option payments as a reduction in capitalized exploration costs required a $500,000 increase in income under the US basis.

#

12.

RECONCILIATION BETWEEN CANADIAN AND UNITED STATES
GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(ii)

The Company’s subsidiary, Lithic presents its financial statements in accordance with Canadian GAAP. To provide a US GAAP reconciliation, the Company restates Lithic’s financial statements by expensing deferred exploration costs in accordance with US GAAP.

(iii)

Due to the necessity to adjust for exploration costs under the U.S. basis during fiscal years prior to January 1, 2001 for the Company’s equity accounted investments, the share of loss of equity accounted investees is different under U.S. GAAP. The carrying value of Lithic is $nil at December 31, 2002 [December 31, 2001 - $nil; December 31, 2000 - $nil].

(iv)

Prior to the year ended December 31, 2002, there were dilution gains resulting from private placements made by the Company’s equity accounted investees, Lithic and Eurozinc [see note 8]. These dilution gains were recognized in equity in accordance with Staff Accounting Bulletins 84 and 51.

(v)

Prior to the year ending December 31, 2001 the non-recourse loan was recognized as a liability under the Canadian basis. Under the U.S. basis it was considered to be a commitment because it does not meet the required probability test under Financial Accounting Standard No. 5. As the non-recourse loan is a non-cash transaction under the Canadian basis, there were no cash flow differences with regard this adjustment. As at December 31, 2001, the non-recourse loan no longer meets the criteria of a liability and under the Canadian basis is currently being treated as a commitment.

(vi)

Under the Canadian basis, the warrants attached to the shares issued as consideration for the mining claims option [see note 4], are not separately valued. Under the U.S. basis, they must be valued at their fair market value at the time of issue (Financial Accounting Standard No. 123).

(vii)

Under the Canadian basis, share issue costs have been charged directly against the deficit but under the U.S. basis they must be charged against share capital.

(viii)

The Company accounts for its employee stock option plan under the principles of Accounting Principles Board Opinion No. 25 (APB 25), “Accounting for Stock Issued to Employees” and related Interpretations. Under APB 25, because the exercise price of the Company’s employee stock options equals the market price of the underlying stock on the date of the grant, no compensation expense is recognized.

#

12.

RECONCILIATION BETWEEN CANADIAN AND UNITED STATES
GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(ix)

The Company’s investment in Lithic qualifies as available for sale investment under FASB 115 - Accounting for Certain Investments in Debt and Equity Securities. Hence, the investment is recorded at fair value with changes in the fair value recorded in other comprehensive income. The fair value of Eurozinc is $466,666 at December 31, 2002 [December 31, 2001 - $746,666; December 31, 2000 - $1,586,666].

                                                                                                                                                     Exhibit 12.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 20-F of Cumberland Resources Ltd. for the year ended December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.  The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.  The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

Date:  July 14, 2003

/s/ Kerry M. Curtis

Kerry M. Curtis

President and Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to the registrant and will be retained by the registrant and furnished to the Securities and Exchange Commission or its staff upon request.

#

                                                                                                                                                       Exhibit 12.2

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 20-F of Cumberland Resources Ltd. for the year ended December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.  The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.  The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

Date:  July 14, 2003

/s/ Robert A. Evans

Robert A. Evans

Controller

*Mr. Evans is performing the functions of Chief Financial Officer at the filing date.  The registrant has recently hired a Chief Financial Officer, Michael L. Carroll, who commenced employment on June 5, 2003.

A signed original of this written statement required by Section 906 has been provided to the registrant and will be retained by the registrant and furnished to the Securities and Exchange Commission or its staff upon request.