Form 40-F
CUMBERLAND RESOURCES LTD
filed 2004-05-18
CIK 1016724

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

                                                   Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

                                     X         Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended  12/31/03          Commission File Number 0-29920

CUMBERLAND RESOURCES LTD.

(Exact Name of Registrant as Specified in its Charter)

British Columbia, Canada

(Province or Other Jurisdiction of Incorporation or Organization)

950 - 505 Burrard Street

Vancouver, British Columbia, Canada V7X 1M4

(604) 608-2557

(Address and Telephone Number of Registrant’s Principal Executive Offices)

Susan K. Shapiro, Esq.

Perkins, Smith & Cohen, LLP

One Beacon Street, Boston, MA 02108

(617) 854-4000

(Name, Address and Telephone Number of Agent for Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
______Common Shares______	American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

_____None_____

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

N/A

(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

[X] Annual information form          [X] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

54,222,744 Common Shares without Par Value

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”).  If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

YES                                   NO  X

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES   X                              NO

RESOURCE ESTIMATES

All resource estimates incorporated by reference in this Annual Report have been prepared in accordance with Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy (“CIM”) Classification System. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, and resource information incorporated by reference herein may not be comparable to similar information concerning U.S. companies.

ANNUAL INFORMATION FORM

The Annual Information Form of Cumberland Resources Ltd. (the “Company”) for the year ended December 31, 2003 is included herein as Exhibit 1.

AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

The Company’s audited financial statements for the year ended December 31, 2003, including the report of the auditors with respect thereto, is included herein as Exhibit 2.  Refer to Note 14 of the audited financial statements for a reconciliation of the differences between Canadian and United States generally accepted accounting principles.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2003 is included herein as Exhibit 3.

CONTROLS AND PROCEDURES

A.

Disclosure Controls and Procedures

As of December 31, 2003, an evaluation was carried out by the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities Exchange Act of 1934, as amended).  Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were adequate to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

B.

Internal Control over Financial Reporting

During the fiscal year ended December 31, 2003, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

None.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company has an Audit Committee established by the Board of Directors.  The members of the Audit Committee are John Greig, Abraham Aronowicz, Richard Colterjohn and Jonathan Rubenstein.  The Board has designated Richard Colterjohn as the “Audit Committee Financial Expert” as that term is defined under Section 407 of the Sarbanes-Oxley Act of 2002.  Mr. Colterjohn is “independent” as that term is defined under the rules of the American Stock Exchange.

CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics that applies to all directors, officers and employees, including its Chief Executive Officer, Chief Financial Officer and principal accounting officer.  The Company’s Code of Business Conduct and Ethics is posted on its website, www.cumberlandresources.com.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate amounts billed by Ernst & Young LLP to the Company for each of the fiscal years ended December 31, 2003 and 2002 for audit fees, audit-related fees, tax fees and all other fees are set forth below:

	Year Ended December 31, 2003	Year Ended December 31, 2002
Audit Fees (1)	$76,500	$60,400
Audit-Related Fees (2)	$5,000	$4,000
Tax Fees (3)	$7,000	-
All Other Fees	-	-
Totals	$88,500	$64,400

NOTES:

(1)  “Audit Fees” represent fees for the audit of the Company’s annual financial statements, review of the Company’s interim financial statements and review in connection with the Company’s statutory and regulatory filings.

(2)  “Audit-Related Fees” represent fees for assurance and related services that are related to the performance of the audit, principally for consultation concerning financial accounting and reporting standards.

(3)  “Tax Fees” represent fees for Canadian corporate tax advice.

The Audit Committee has adopted procedures requiring Audit Committee review and approval in advance of all particular engagements for services provided by the Company’s independent auditors.  The Audit Committee establishes fee levels or budgeted amounts for all services expected to be provided by the independent auditor.  Any proposed engagements exceeding these levels or amounts, as well as any type of services which has not received general pre-approval, will require specific pre-approval by the Audit Committee.  Consistent with applicable laws, the procedures permit limited amounts of services, other than audit, review or attest services, to be approved by one or more members of the Audit Committee pursuant to authority delegated by the Audit Committee, provided the Audit Committee is informed of each particular service at the next scheduled Audit Committee meeting.  All of the engagements and fees for 2003 were approved by the Audit Committee.  The Audit Committee reviews with Ernst & Young LLP whether the non-audit services to be provided are compatible with maintaining the auditors’ independence

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements required to be disclosed in this Annual Report on Form 40-F.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The required disclosure is included under Section 4 “Liquidity and Capital Resources” of Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2003, which is included herein as Exhibit 3.

AMEX CORPORATE GOVERNANCE

The Company’s common shares are listed on the American Stock Exchange (“AMEX”).  Section 110 of the AMEX Company Guide permits AMEX to consider the laws, customs and practices of foreign issuers in relaxing certain AMEX listing criteria, and in granting exemptions from AMEX listing criteria based on these considerations.  A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law.  A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to AMEX standards is contained on the Company’s website, www.cumberlandresources.com.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.

Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to:  the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.

Consent to Service of Process

Concurrently with the filing of this annual report on Form 40-F, the Registrant filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                             CUMBERLAND RESOURCES LTD.

                                                          Registrant

                                                                                                                                               /s/ Kerry M. Curtis

                     Kerry M. Curtis

                                                          President and Chief Executive Officer

Date:  May 14, 2004

EXHIBITS

The following exhibits are filed as part of this report:

1.

Annual Information Form of the Company for the year ended December 31, 2003

2.

Audited financial statements of the Company and notes thereto for the year ended December 31, 2003, together with the report of the auditors thereon

3.

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2003

4.

Consent of Ernst & Young LLP

5.

Consent of AMEC Americas Limited (formerly “AMEC E&C Services Limited”)

6.1

Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended

6.2

Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended

7.1

Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

7.2

Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002