Form 20-F
CUMBERLAND RESOURCES LTD
filed 2005-06-30
CIK 1016724

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F (Annual Report)

(Mark One)

_______

Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934 or

__ X___

Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended   December 31, 2004    or

Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from ____________  to

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

Common Shares without Par Value

American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

N/A

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2004.

54,973,941

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes   X__

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

Yes____

No____

  Not Applicable     X

The information set forth in this Form 20-F annual report is as at March 31, 2005 unless an earlier or later date is indicated.

All amounts in annual report are based on accounting principles generally accepted in Canada, unless stated otherwise.

TABLE OF CONTENTS

PART I

Glossary of Mining Terms

1

Forward Looking Statements and Cautionary Notices

6

ITEM 1

Identity of Directors, Senior Management and Advisors

7

ITEM 2

Offer Statistics and Expected Timetable

7

ITEM 3

Key Information

7

ITEM 4

Information on the Company

13

ITEM 5

Operating and Financial Review and Prospects

32

ITEM 6

Directors, Senior Management and Employees

38

ITEM 7

Major Shareholders and Related Party Transactions

46

ITEM 8

Financial Information

48

ITEM 9

The Offer and Listing

49

ITEM 10

Additional Information

50

ITEM 11

Quantitative and Qualitative Disclosure about Market Risk

63

ITEM 12

Description of Securities Other than Equity Securities

64

PART II

ITEM 13

Defaults, Dividend Arrearages and Delinquencies

64

ITEM 14

Material Modifications to the Rights of Security Holders and

Use of Proceeds

64

ITEM 15

Controls and Procedures

64

ITEM 16A

Audit Committee Financial Expert

64

ITEM 16B

Code of Ethics

65

ITEM 16C

Principal Accountant Fees and Services

65

ITEM 16D

Exemptions from the Listing Standards for Audit Committees

65

ITEM 16E

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

65

PART III

ITEM 17

Financial Statements

66

ITEM 18

Financial Statements

66

ITEM 19

Exhibits

66

Glossary of Mining Terms

Amphibolite - a grade of regional metamorphism produced by high temperatures and pressures.

Anastomosing – a textural term describing an interlacing network of features.

Anomaly – a value, or the location of a value that is unusual compared to other values in the same or similar data sets.

Aphanitic – describes the texture of a very fine grained volcanic or intrusive rock in that individual crystals cannot be observed with the naked eye.

Archean – the earliest age of the Precambrian – generally older than 2.5 billion years.

Arsenopyrite – the common arsenic mineral and principal ore of arsenic; occurs in many sulphide ore deposits, particularly those containing lead, silver, and gold.

Assay – the chemical test of rock samples to determine the mineral content.

Azimuth – orientation of a horizontal line.

Bedrock – unweathered rock below the soil.

Carbon in Pulp (CIP) Processing – a process to recover dissolved gold onto activated carbon.  The activated carbon is introduced to the system after the gold has been dissolved by cyanide solution.

Carbonate-sericite Alteration – hydrothermal alteration characterized by the presence of carbonate minerals (calcite, dolomite, siderite) and sericite (fine grained muscovite).

Catchment berm – a raised impervious earthen embankment to direct or contain a fluid

Chalcopyrite – a copper bearing iron sulphide mineral with the composition CuFeS2.

Chloritic – a term applied to a rock that contains an abundance of the mineral chlorite.

Clastic – pertaining to or being a rock or sediment composed principally of broken fragments that are derived from pre-existing rocks or minerals and that have been transported individually some distance from their places of origin.

Collar  - the surface location of a drill hole.

Cut-off Grade – the lowest grade of mineralized rock that qualifies as ore grade in a given deposit, and is also used as the lowest grade below which the mineralized rock currently cannot be profitably exploited.  Cut-off grades vary between deposits depending upon the amenability of ore to gold extraction and upon costs of production.

D1-D3 – D1,D2 and D3 refer to three distinct deformation events of which D1 is the oldest and D3 is the youngest.

Diamond Drill - a type of rotary drill in which the cutting is done by abrasion rather than by percussion.  The drill cuts a core of rock which is recovered in long cylindrical sections.

Dilution – waste material not separated from ore mined which was below the calculated economic cut-off grade of the deposit.  Dilution results in increased tonnage mined and reduced overall grade of the ore.

Dip – the angle which a geological structure forms with a horizontal surface, measured perpendicular to the strike of the structure.

Electrowinning – recovery of metal by electrolysis.  An electric current is passed through a solution containing dissolved metals which causes the metals to be deposited.

Epigenetic – late formed.

Facies – a grouping of rocks based on its mode of origin or modification.

Fault – a break across which rock units are displaced.

Feasibility Study – a study, which provides sufficient information to establish the commercial viability of a project; its conclusions will determine if a production decision can be made and be used for financing arrangements.

Felsic – igneous rock composed principally of feldspars and quartz.

Formation – a distinctive body of rock that is given a name to distinguish it from other rocks on a geological map.

Geochemistry/Geochemical – study of variation of chemical elements in rocks or soil.

Geophysics/Geophysical – study of the earth by quantitative physical methods, either by surveys conducted on the ground, in the air (by aircraft or helicopter), or in a drillhole.

Grade – the weight of precious metals in each tonne or ore.

Granite dyke – a narrow planar intrusion of granite that cross-cuts the host stratigraphy.

g/t or gpt – grams per metric tonne.

Granulite – a metamorphic facies indicating very high temperature and pressure of metamorphism.

Greenschist – a grade of regional metamorphism produced by low to intermediate temperatures and pressures, and characterized by an abundance of green minerals such as chlorite, epidote and actinolite.

Greenstone belt – a belt of rocks largely composed of metamorphosed volcanic and sedimentary rocks.

Herco – a computer program used in ore estimation that tests the internal variability of blocks within a model.

Host-Rock – the rock enclosing a particular feature such as mineralization or veins.

Hudsonian – pertains to a period of intrusion and deformation between 1620 and 1820 million years ago.

Leaching – a chemical process of removing material from its source, such as gold from bedrock.

Lens – a geologic deposit bounded by converging surfaces (at least one of which is curved), thick in the middle and thinning out towards the edges.

Lithology – a rock type based on physical characteristics and origin of the rock.

Magmatic – pertaining to or derived from magma.

Magnetite – a magnetic iron oxide mineral with the composition Fe3O4.

Magnetite-chert Iron Formation - oxide facies iron formation composed of interbedded magnetite (FeO) and chert (Si02), products of chemical sedimentation.

Metallurgy – the science of extracting metals from ores by mechanical and chemical processes and preparing them for use.

Metamorphic – a class of rock whereby the composition of the rock is adjusted by heat and pressure.

Mineral Reserve Terminology (1)

Probable Mineral Reserve -  The economically mineable part of an Indicated, and in some circumstances a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven Mineral Reserve - The economically mineable part of a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Mineral Resource Terminology (1)

Mineral Resource - a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Indicated Mineral Resource - That part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resource - That part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Measured Mineral Resource - That part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mineralization – rock that contains an undetermined amount of minerals or metals.

Mineralogy – refers to the mineral content of a particular rock.

Mineralized Material – a mineralized body which has been delineated by appropriately spaced drilling, surface trenching and/or underground sampling to support a sufficient tonnage and average grade of metal(s).  Such a deposit does not qualify as reserve, until a comprehensive evaluation based upon unit cost, grade, recoveries, and other material factors conclude legal and economic feasibility.

Morphology – the scientific study of form.

Open pit – a surface working open to daylight, such as a quarry.

Open pit mining – the process of mining an ore body from the surface in progressively deeper steps.  Sufficient waste rock adjacent to the ore body is removed to maintain mining access and to maintain the stability of the resulting pit.

Ore – rock, generally containing metallic or non-metallic minerals that can be mined and processed at a profit.

Ounces/oz. – Troy ounces.

Outcrop – the total area over which a particular rock unit occurs at the surface whether visibly exposed or not.

Paleo-Proterozoic – the oldest part of the Proterozoic era generally considered to be 1.9 to 2.5 billion years.

Planar – features developed on a plane (a 2-dimensional surface).

Polylines – lines composed of multiple line segments that define the curve of the line.

Pyrite – An iron sulphide mineral, the most common naturally occurring sulphide mineral.

Pyrrhotite – a metallic mineral composed of iron and sulphur, which has the unique characteristic of being variably magnetic.

Quartzite – a metamorphic rock almost completely composed of quartz grains.  May either have had a sedimentary or a volcanic origin.

Reverse Circulation – a type of drilling using dual-walled drill pipe in which the material drilled, water, and mud are circulated up the center pipe while air is blown down the outside pipe.

S1 and S2 – planar fabrics developed as a result of deformation events D1 and D2 respectively.

Schist – a strongly foliated crystalline rock formed by dynamic metamorphism which can be readily split into thin flakes or slabs due to well developed parallelism of more than 50% of the minerals present.

Sedimentary – a rock formed from cemented or compacted sediments.

Semi-autogenous (SAG) - a method of grinding rock (ore) into fine powder whereby the grinding media consists of larger pieces of rock (ore) and steel balls.

Sericite-silica – sericite and silica are two minerals usually formed as a result of hydrothermal alteration.  Sericite is a pale yellow-white clay mineral, and silica is essentially pure quartz.

Stratigraphic - refers to a relationship between strata, such as stratigraphically above or below a stratum.

Stratigraphy – sequence of stratified rocks in the earth's crust.

Stripping – removal of overburden materials in an open pit mine.

Sulphide – means a compound of metal and sulphur. Metals such as copper, nickel, lead and zinc occur most commonly as sulphides.

Supracrustal Rocks– rocks that overlie older basement rocks (e.g. supracrustal proterozoic rocks overlying Archean basement rocks).

Tailings – the material that remains after all metals or minerals of economic interest have been removed from ore during milling.

Ton – means a dry short ton (2,000 pounds).

Tonne – metric unit of weight equivalent to 1.102 tons.

Total Station – an instrument used for accurately surveying the location of drill holes and grids.

Trenching – the exposure of the surface trace of a mineralized body by digging either manually or with heavy equipment.  Blasting with explosives is commonly done where necessary.  Detailed sampling of the mineralized body is frequently done after trenching.

Ultramafic – said of an igneous rock composed chiefly of mafic minerals.

Veinlets – a small irregular tongue-like igneous intrusion.

Volcaniclastic – a clastic rock containing volcanic material in whatever proportion, and without regard to its origin or environment.

____________

(1)  Please refer to "Use of Mineral Reserve and Resource Technology" on the following page.

Forward Looking Statements and Cautionary Notices

This Form 20-F contains forward-looking statements including, but not limited to, statements regarding our expectations as to the market price of gold, strategic plans, future commercial production, production targets and timetables, mine operating costs, capital expenditures, work programs, exploration budgets and mineral reserve and resource estimates.  When used in this document, the words "anticipate", "believe", "estimate" and "expect" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Forward-looking statements express, as of the date of this Form 20-F, our plans, estimates, forecasts, projections, expectations or beliefs as to future events or results and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements.  Important factors include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks and hazards, environmental risks and hazards, uncertainty  as to calculation of mineral reserves and resources, requirement of additional financing, risks of delays in construction and other risks more fully described in this Form 20-F under "Item 3.  Key Information -- D.  Risk Factors".  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected, and we do not intend, and do not assume any obligation, to update these forward-looking statements.

Use of Mineral Reserve and Resource Terminology

The mineral reserves and resources described in this Form 20-F are estimates and have been prepared in accordance with Canadian National Instrument 43-101 ("NI 43-101") and the Canadian Institute of Mining and Metallurgy Classification System.  These standards differ significantly from the requirements of the SEC.  In particular, the term "resource" does not equate to the term "reserves".  The definitions of "proven" and "probable" reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7.  Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured", "indicated", or "inferred" mineral resources in documents filed with the SEC, unless such information is required to be disclosed by the laws of the Company's principal jurisdiction.  Accordingly, information concerning descriptions of mineralization, reserves and resources contained in this Form 20-F may not be comparable to information from U.S. companies subject to the SEC's reporting and disclosure requirements.

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources:  This Form 20-F uses the terms "measured and indicated resources".  The Company advises U.S. investors that while these terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources:  This Form 20-F uses the term "inferred resources".  The Company advises U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it.  "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally minable.

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

ITEM 3

KEY INFORMATION

A.

Selected Financial Data

The selected financial data in Table 1 have been derived from the financial statements of the Company which have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").  All amounts are in Canadian dollars.

Table 1.  Selected Financial Data -- Canadian GAAP

	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002 (as restated)	Year Ended December 31, 2001 (as restated)	Year Ended December 31, 2000 (as restated)
Interest and Other Revenue	$943,801	$1,014,964	$409,305	$239,381	$276,178
Net Loss	($10,531,543)	($13,434,439)	($8,697,097)	($1,947,398)	($749,292)
Net Loss Per Common Share	($0.19)	($0.30)	($0.26)	($0.07)	($0.02)
Total Assets	$51,519,283	$59,302,768	$28,252,472	$15,174,512	$40,525,589
Share Capital	$112,404,856	$110,806,463	$67,085,948	$44,485,665	$41,982,665
Shareholders' Equity	$49,986,909	$57,082,453	$27,249,652	$14,879,536	$30,879,961
Common Shares Outstanding	54,973,941	54,222,744	39,118,349	30,054,369	27,403,781

The Company has not declared or paid any dividends during the periods indicated.

In 2003, the Company adopted a new accounting policy for site closure costs as a result of the issuance of CICA 3110 Asset Retirement Obligations.  In accordance with CICA 3110, this change in accounting policy was applied retroactively, with restatement of prior year financial statements.

The selected financial data in Table 1 above have been derived from the financial statements of the Company which have been prepared in accordance with Canadian GAAP which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with

United States generally accepted accounting principles ("U.S. GAAP").  Refer to Note 15 of the Company's financial statements for information about the significant differences between Canadian and U.S. GAAP as applicable to the Company's financial statements.

Had the Company followed U.S. GAAP, the items disclosed in Table 1 above would have been reported as follows (all amounts are in Canadian dollars):

Table 2.  Selected Financial Data -- U.S. GAAP

	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000
Interest and Other Revenue	$943,801	$1,014,964	$409,305	$239,381	$276,178
Net Loss	($10,372,399)	($12,779,821)	($8,645,539)	($1,851,025)	($2,683,466)
Net Loss Per Common Share	($0.19)	($0.28)	($0.26)	($0.07)	($0.10)
Total Assets	$53,319,690	$61,474,378	$29,064,297	$16,014,422	$16,352,189
Share Capital	$107,292,334	$105,688,663	$64,303,035	$43,235,822	$41,003,003
Shareholders' Equity	$51,787,316	$59,254,063	$27,840,529	$15,698,855	$16,157,061
Common Shares Outstanding	54,973,941	54,222,744	39,118,349	30,054,369	27,403,781

Currency and Exchange Rates

All dollar amounts set forth in this report are in Canadian dollars, except where otherwise indicated.

1.

On June 1, 2005, the noon buying rate in New York City for cable transfer in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was $0.80 U.S. = $1.00 Canadian.

All exchange rate calculations in #2 and #3 below are based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

2.

The following table sets forth the high and low exchange rates for each month during the six months preceding the filing due date for this Form 20-F Annual Report.

Month	5/05	4/05	3/05	2/05	1/05	12/04
High Rate	.8082	.8233	.8322	.8134	.8346	.8435
Low Rate	.7872	.7957	.8024	.7961	.8050	.8064

3.

The following table sets forth the average exchange rates for each of the past 5 fiscal years, calculated by using the average of the exchange rates in effect on the last day of each month during the period indicated.

	Year Ended December 31,
	2004	2003	2002	2001	2000
Average Rate During Period	.7719	.7205	.6369	.6457	.6725

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

D.

Risk Factors

Speculative Nature of Mineral Exploration and Uncertainty of Development Projects

Mineral exploration is highly speculative in nature, involves many risks and is frequently not productive. There can be no assurance that our exploration efforts will be successful. Success in identifying and increasing mineralized material and converting such mineralized material to resources and reserves is the result of a number of factors, including the quality of a company's management, its level of geological and technical expertise, the quality of land available for exploration and other factors. Once mineral resources are discovered, it may take many years until production is possible, if at all, during which time the economic feasibility of production may change. Substantial expenditures are required to establish mineral resources and proven and probable reserves through drilling, to determine the optimal metallurgical process to extract metals from the ore and to construct mining and processing facilities and related access, transportation, power and fuel infrastructures, particularly in environmentally sensitive remote locations, such as the areas of Nunavut where our properties are located. As a result of these uncertainties, no assurance can be given that our exploration programs will result in commercial mining operations.

Development projects have no operating history upon which to base estimates of future cash operating costs. Particularly for development projects, estimates of mineral resources and proven and probable reserves and cash operating costs are, to a large extent, based upon the interpretation of geological data obtained from drill holes and other sampling techniques, feasibility studies which derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of gold, estimated operating costs, anticipated climatic conditions and other factors. As a result, it is possible that actual cash operating costs and economic returns will differ significantly from those estimated for a project prior to production. It is not unusual in new mining operations to experience unexpected problems during the start-up phase, and delays often can occur in the commencement of production. If we should ultimately be successful in achieving commercial production at Meadowbank, our project operations, including mining, transportation of materials and shipping, may be adversely affected by severe climatic conditions, due to the remote northern location of such project.

Operations Risks

The business of exploratory searches for minerals and the business of mining are subject to a number of risks and hazards including environmental hazards, industrial accidents, labour disputes, encountering unusual or unexpected geologic formations or other geological or grade problems, unanticipated changes in metallurgical characteristics and recovery, encountering unanticipated ground or water conditions, cave-ins, pit wall failures, flooding, rock bursts, periodic interruptions due to inclement or hazardous weather conditions, and other acts of God or unfavourable operating conditions and bullion losses. Such risks could result in damage to, or destruction of mineral properties or processing facilities, personal injury or death, loss of key employees, environmental damage, delays in mining, monetary losses and possible legal liability. Our properties are located at high latitudes and, as a result, conducting exploration, construction or mining operations may be hampered by severe weather conditions.

Risks of Non-Availability of Insurance

Where considered practical to do so, we maintain insurance against risks in the operation of our business in amounts, which we believe to be reasonable. Such insurance, however, contains exclusions and limitations on coverage. There can be no assurance that such insurance will continue to be available, will be available at economically acceptable premiums or will be adequate to cover any resulting liability. In some cases, coverage is not available or considered too expensive relative to the perceived risks. We may become subject to liability for cave-ins, pollution or other hazards against which we cannot insure or against which we may elect not to insure because of high premium costs or other reasons. The payment of such liabilities would reduce the funds available for exploration and mining activities.

Financing Risks and Dilution

Although we currently have sufficient financial resources to undertake our presently planned exploration and development program at Meadowbank, further exploration on, and development of, our mineral properties in Nunavut will require additional capital. In addition, a positive production decision on our Meadowbank project would require significant additional capital for project engineering and construction. Accordingly, the continuing exploration and development of our projects depends upon our ability to obtain equity and debt financing on reasonable terms. There is no assurance the Company will be successful in obtaining the required financing. If we are unable to acquire additional capital we will be forced to curtail exploration and development activities and general administrative spending and may seek to joint venture or farm-out some of our properties. In addition to the need to complete additional equity financings in order to advance our exploration and development projects, there are a number of outstanding securities and agreements pursuant to which our common shares may be issued in the future. This would result in further dilution to our shareholders.

Mineral Reserves and Resources

Our published mineral reserves and resources are estimated only and no assurance can be given that probable reserves or inferred, indicated and measured resources will be moved to higher confidence levels or that any particular level of recovery of minerals will in fact be realized or that identified mineral resources will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. In addition, the grade of mineral resources ultimately mined may differ from that indicated by drilling results and such differences could be material. While the Company's reserves and resources are estimated by independent and experienced third parties, material changes in mineral reserves and resources, grades, stripping ratios, recovery rates, capital or operating costs (including fuel costs) and declines in the market price of gold may affect the economic viability of projects.  It cannot be assumed that mineral resources will ever be upgraded to reserves.

Limited Operating History: Losses

We have limited experience in the development of mines and in the construction of facilities required to bring mines into production. We have relied and may continue to rely upon external consultants and others for expertise in these areas. We may determine that it is not commercially feasible or it is impractical to commence commercial production on our projects or, if commenced, to continue commercial operations. We have no experience in mining or processing of metals.

We have experienced losses in all years of operations. As at December 31, 2004, our deficit totalled $65.7 million. All of our activities have been of an exploration nature. There can be no assurance that we will generate profits in the future.

Share Price Volatility

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  In particular, the per share price of our common shares fluctuated from a high of $5.25 to a low of $1.72 within our two most recent fiscal years, being 2004 and 2003.  Share price fluctuations are likely to continue in the future.

Gold Price Volatility

The market price of gold is volatile and cannot be controlled. If the price of gold should drop significantly, the economic prospects of the projects in which we have an interest could be significantly reduced or rendered uneconomic. There is no assurance that, even if commercial quantities of gold are discovered, a profitable market may exist for the sale of gold. Factors beyond our control could affect the marketability of any gold discovered or produced. Gold prices have fluctuated widely, particularly in recent years. The marketability of gold is also affected by numerous other factors beyond our control, including government regulations relating to royalties and allowable production, the effect of which cannot be accurately predicted.

Factors tending to affect the price of gold include:

    the relative strength of the U.S. dollar against other currencies;
    government sale or lending of gold bullion, and perceptions of their future intentions;
    government monetary and fiscal policies:
    expectations of the future rate of global monetary inflation and interest rates;
    general economic conditions and the perception of risk in capital markets;
    political conditions including the threat of terrorism or war and restrictions on holding of gold;
    speculative trading;
    investment demand for gold;
    supply of gold from production, disinvestments and scrap recycling.

Currency Fluctuations

Currency fluctuations may affect the operating revenue that the Company realizes in the future. Gold is sold throughout the world based principally on the U.S. dollar price, but most of the Company's capital costs and expenses are expected to be incurred in Canadian dollars. The appreciation of the Canadian dollar against the U.S. dollar could result in a decrease in the Company's future operating revenue in Canadian dollar terms. Conversely, a depreciation of the Canadian dollar against the U.S. dollar could result in an increase in the Company's future operating revenue in Canadian dollar terms.

Impact of Price increases on Construction Items

The amount of capital costs associated with the development of a mining property is adversely impacted by escalations in the price of items related to construction, including steel, fuel, concrete and other construction consumables. Such price escalations are caused by numerous factors beyond the Company's control.

Title Matters

Some of the mining claims in which we have an interest have not been surveyed and, accordingly, the precise location of the boundaries of the claims and ownership of mineral rights on specific tracts of land comprising the claims may be in doubt. Such claims have not been converted to lease and tenure, and are, accordingly, subject to annual compliance with assessment work requirements. Other parties may dispute our title to mining properties. All of the claims on the Meadowbank property have been surveyed and converted to leases. While we have diligently investigated title to all mineral claims and, to the best of our knowledge, title to all properties is in good standing, this should not be construed as a guarantee of title. The properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects.

Competition for Mineral Land

There is aggressive competition within the mining industry for the discovery and acquisition of properties considered having commercial potential. We compete with other mining companies, many of which have greater financial resources than us, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel.

Key Executives

We are dependent on the services of key executives, including our President and Chief Executive Officer, our Chief Financial Officer and a small number of highly skilled and experienced executives and personnel. Due to our relatively small size, the loss of these persons or our inability to attract and retain additional highly skilled employees may adversely affect our business and future operations.

Environmental and Other Regulatory Requirements

At present, none of our properties are at the development stage. However, when a property is identified as having economic potential, government approvals, permits and licences will be required. These approvals, permits and licences will include water licenses, land use permits, fuel storage permits, mine construction and mining operations licences, which include mine waste and tailings disposal sites. Delays in obtaining or any failure to secure such approvals, permits and licences could materially adversely affect our financial performance. Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in our activities, the extent of which cannot be predicted. Before production can commence on any properties we must obtain regulatory approval and there is no assurance that such approvals will be obtained. Under the current regulations, approval to develop a mining operation at the Meadowbank gold project requires a thorough environmental review process conducted by the Nunavut Impact Review Board ("NIRB") with final approvals by the Federal Government. Although the Company believes its exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner, which could limit or curtail production or development.

Conflicts of Interest

Certain of our directors and officers serve as directors or officers of other natural resource companies or have significant shareholdings in natural resource companies and, to the extent that such other companies may participate in ventures in which we may participate, our directors may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of our directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. Under the laws of the Province of British Columbia, our directors are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not we will participate in a particular program and the interest therein to be acquired by it, our directors will primarily consider the degree of risk to which we may be exposed and our financial position at that time.

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

ITEM 4

INFORMATION ON THE COMPANY

A.

History and Development of the Company

Cumberland Resources Ltd. ("we" "our" "Cumberland" or the "Company") was incorporated under the name of Eton Resources Ltd. on December 4, 1979, under the Company Act in British Columbia. On April 11, 1980, our name was changed to Cumberland Resources Ltd. On November 30, 1982, we were extra-provincially registered in Ontario and effective February 19, 2001 we were extra-provincially registered in Nunavut.

On March 29, 2004, the British Columbia legislature enacted the Business Corporations Act and repealed the Company Act, which previously governed the Company, and on May 25, 2004 the Company transitioned under the Business Corporations Act.

The head office and principal address of the Company is located at Suite 950, 505 Burrard Street, Vancouver, British Columbia, Canada, V7X 1M4.  The registered office of the Company is located at Suite 2300, 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1J1.

General Development of the Business of the Company

We are a mineral exploration and development company engaged in the business of acquiring, exploring and developing mineral properties in Nunavut, Canada with an emphasis on gold.  During our three most recently completed financial years our principal focus has been on the exploration and development of the Meadowbank Gold Project (the "Meadowbank Project" or "Meadowbank").

In 2002, a new shallow zone of mineralization, the Connector Zone, was outlined between the previously identified Third Portage and North Portage deposits at Meadowbank. A new gold deposit, called the PDF deposit, was discovered 10 km north of the Vault deposit. We also accelerated environmental baseline studies to ready the Meadowbank project for environmental impact analysis and the commencement of the mine development permitting process.  In October 2002, we awarded an independent feasibility study on the Meadowbank Project (the "Feasibility Study") to AMEC E&C Services Limited (now AMEC Americas Limited) ("AMEC") and commenced mine development permitting on the Meadowbank Project.

Exploration programs completed at Meadowbank in 2003 and 2004 focused on further definition, expansion and infill drilling of the five identified gold deposits as well as additional exploration of other prospective areas on the property.

In the first quarter of 2004, the Company reported that the Feasibility Study would not be completed as originally planned and that due to seasonal constraints in shipping, such delay in the Feasibility Study would result in a one-year setback to the planned development of the project.  In addition, the Company also reported an increase in its preliminary capital cost estimates for the Meadowbank Project due to higher than anticipated costs for almost all items required for construction.

In February 2005, the results of the Feasibility Study on the Meadowbank Project were announced.  The Feasibility Study incorporates improvements to the mine model resulting from a re-design completed in 2004 by the Company and AMEC. This mine re-design has increased mill throughput to 7,500 tonnes per day, while maintaining high gold recoveries.  Updated resource estimates for the Feasibility Study, which incorporate the results from the 2004 drilling program, were prepared in conformance with the requirements set out in NI 43-101 under the direction of Mr. Steven J. Blower, P. Geo, of AMEC, who is an independent qualified person as defined by NI 43-101.  Such updated resource estimates, which exclude the PDF deposit, consist of measured and indicated resources of 23,346,000 tonnes grading at 4.4 g/t and 3,491,000 tonnes of inferred resources grading 4.2 g/t.  The Feasibility Study contemplates that conventional open pit mining methods will be used to exploit the resources of the project and reflects a total estimated proven and probable open pit gold reserve of 21,896,000 tonnes grading at 3.93 g/t.

The development of the Meadowbank Project is being reviewed under a Nunavut Impact Review Board ("NIRB") Part 5 review as provided under Article 12 of the Nunavut Land Claims Agreement and existing Federal legislation.  In December 2004, the Company submitted a Draft Environmental Impact Study ("DEIS") to NIRB.  The report identifies the potential impact that the Meadowbank Project will have on the local environment, socio-economic impacts and the management and mitigation measures required to minimize the impacts of the project while maximizing the benefits.  The NIRB is presently reviewing the DEIS and following a period of review and initial hearings, the Company will prepare a final EIS document which will include responses to matters raised through the NIRB review period.  The Meadowbank Project requires approvals from the NIRB prior to any decision to commence development.

The engineering and construction schedule contemplated within the Feasibility Study assumes that all necessary approvals and licenses with respect to the Meadowbank project are obtained in early 2006.  This would allow shipping of equipment and supplies in the 2.5 month 2006 shipping season (mid-July to late September).  Construction of a conventional access road from Baker Lake to the Meadowbank site would commence in the fall of 2006.  Upon completion of the access road a mine construction period of 18 months is required with production commencing in mid-2008.

The Company has budgeted $3.5 million for the 2005 Meadowbank exploration program, as noted below under "Current and Planned Capital Expenditures/Divestitures".  Subject to the availability of third-party drillers, the Company has planned 7,000 to 9,000 meters of diamond drilling to commence in April.  The two-phased exploration program will focus on increasing gold reserves and resources and includes drilling targets at or near existing deposits and additional grassroots exploration on the Meadowbank property.

Cumberland also holds interests in the Meliadine Projects in Nunavut, consisting of a 50% joint venture interest in the Meliadine East Project and a 22% joint venture interest (carried to production) in the Meliadine West Project.  Cumberland is the operator of the Meliadine East Project with the remaining 50% joint venture interest held by Comaplex Minerals Corp. ("Comaplex"). Comaplex and one of its wholly-owned subsidiaries (which is the operator of the Meliadine West Project) collectively holds the remaining joint venture interest in the Meliadine West Project which, subject to satisfying all obligations to Cumberland, consists of the right to perfect a 78% interest by financing 100% of the Meliadine West Project to commercial production.  Neither of the Meliadine Projects is considered to be material to Cumberland at this time.

Principal Capital Expenditures/Divestitures Over Last Three Fiscal Years

The Company's recent expenditures have focused on the 100% owned Meadowbank Gold Project.  In the past three fiscal years, a total of $28.1 million in exploration and project development expenses have been incurred for the Meadowbank project.  In addition, the $3.6 million of capital expenditures incurred over the last three years primarily relate to Meadowbank project development.

Over the past three years, the Company has also incurred $0.5 million of expenditures on the Meliadine East property, representing its 50% share of total project costs.

The Company's share of expenditures for its 22% interest in the Meliadine West property has been funded by the Operator of the Meliadine West joint venture through a contingent non-recourse loan which will be repaid by the Company only if commercial production is achieved and will be paid only out of production cash flow (as defined in the joint venture agreement).

There have been no material dispositions in the last three fiscal years.

Current and Planned Capital Expenditures/Divestitures

During 2005, the Company plans to incur approximately $3.5 million in exploration costs at Meadowbank.  An additional $3.1 million is budgeted for feasibility and engineering costs, environmental permitting and other Meadowbank development activities.  These expenditures will be financed by the Company's existing cash balances.  Assuming that all required permits are received and a final production decision is made by the Company

with respect to Meadowbank, substantial long-term financing will be required to develop the mine.   Currently, the Company anticipates that such financing would be derived from a combination of debt and equity financing.

During 2005, the Company's share of exploration costs on its joint venture interest in Meliadine West will once again be fully financed via the Company's contingent non-recourse loan arrangement with the operator of the Meliadine West joint venture.

Public Takeover Offers

During the current and previous fiscal year, the Company has not received any public takeover offers from third parties nor has the Company made any such takeover offers.

B.

Business Overview

Summary

We are a mineral exploration and development company engaged in the business of exploring and developing our mineral properties in Nunavut, principally for gold. To date the Company has no producing properties.  The Company's principal focus in recent years has been the development of the Meadowbank Project on which the Company has completed extensive drilling and test work.  A pre-feasibility study was commissioned in the spring of 2000 and a preliminary economic evaluation was initiated in the fall of 2001.  A Feasibility Study was commenced in October 2002 and completed in February 2005. The Company also has a 22% carried to production interest in the Meliadine West Project also located in Nunavut.  In addition, the Company is the operator of and holds a 50% interest in the Meliadine East Project.

Applicable Government Regulation

Our principal mineral properties are located in Nunavut, Canada. Minerals in Canada are owned generally by the state (i.e., the public). Provincial governments administer the mineral resources within their respective provinces. However, in Nunavut managerial responsibility with respect to minerals is shared between the federal government and certain Inuit organizations as discussed below.

Under a July 3, 1993 Nunavut Final Agreement entered into between the Government of Canada and the Inuit of the Nunavut Settlement Area of the Northwest Territories (the "NFA"), the Inuit were granted ownership of 355,968 square kilometres of land in the Settlement Area. There are 944 parcels (16% of Nunavut) of Inuit Owned Lands ("IOL") where the Inuit hold surface title only ("Surface IOL"). The Crown retains the mineral rights to these lands. Inuit also hold fee simple title, including mineral rights, to the remaining 150 parcels of IOL ("Subsurface IOL"), which total 38,000 square kilometres and represent approximately 2% of the territory.  Surface title to all IOL is held in each region by one of three Regional Inuit Associations ("RIA's") which are responsible for the administration and management of surface lands falling within their respective jurisdictions, including the granting of third party surface rights in those lands. Mineral title to Subsurface IOL is held by Nunavut Tunngavik Incorporated ("NTI"), which is responsible in consultation with the RIA's, for the administration and management of subsurface rights in those lands, including the granting of third party subsurface interests in those lands. NTI's mandate includes safeguarding, administering and advancing the rights and benefits of the Inuit of Nunavut to promote their economic, social and cultural well-being through succeeding generations. The Lands and Resources Department of NTI is responsible for the implementation of Inuit responsibilities related to the management of IOL, the environment, minerals, oil and gas, and marine areas. NTI issues rights to explore and mine through its own mineral tenure regime. Mineral rights (mineral claims or leases) that existed at the time of the signing of the NFA, known as "grandfathered rights" continue to be administered by the federal Department of Indian Affairs and Northern Development ("DIAND") until they terminate or the holder transfers its interests to the NTI regime. For both Surface IOL and Subsurface IOL, access to the land, through a Land Use Licence or Commercial Lease, must be obtained from the appropriate RIA.

DIAND administers mineral rights to the 98% of Nunavut for which the Crown owns these rights through the Canadian Mining Regulations pursuant to the Federal Territorial Lands Act. This includes Surface IOL, for which access to the land must nevertheless be obtained from the RIA as explained above. Crown-owned minerals may be acquired by staking and recording a mineral claim in accordance with the procedures set out in the Regulations. The mineral properties administered by the Federal Government under the Canadian Mining Regulations are subject to a lower royalty structure than the properties administered by the NTI.

There are two forms of mineral tenure that grant exclusive rights on Subsurface IOL, administered by NTI. These are the IOL Mineral Exploration Agreement (usually referred to as the "Exploration Agreement" or "EA") and the IOL Mineral Production Lease (referred to as the "Production Lease"). The Exploration Agreement grants a company or individual the exclusive right to explore and prospect for minerals (excluding oil and gas and specified substances, such as construction materials and carving stone) on a portion of Subsurface IOL. This area, referred to as the Exploration Area, is similar in many ways to a mineral claim under the Canada Mining Regulations. The Production Lease grants the holder of an Exploration Agreement the right to produce minerals from a portion of the Exploration Area known as the Production Lease Area.

Since 1999, NTI has had in place a system of application that does not require staking when applying for an Exploration Agreement. Rather, the application requires only a description of the Exploration Area based on a latitude and longitude. Under the standard terms, successful applicants, upon executing the new Exploration Agreement and submitting the first year's annual fees, will be granted the exclusive rights to explore for minerals in the Exploration Area. In order to gain access to the land, however, the applicant must obtain a surface right issued by the RIA.

Existing third party interests in IOL ("grandfathered" interests) are protected under the NFA as follows:

(a)

Where a third party has been granted a surface interest in IOL (e.g. a Land Use Permit under the Territorial Land Use Regulations), that interest will continue in accordance with the terms and conditions on which it was granted. However, the rights and obligations of the federal government in relation to that interest are assumed by the appropriate RIA and that RIA is entitled to receive from the third party whatever consideration was payable to the federal government for the interest granted;

(b)

Where a third party has been granted a subsurface interest (e.g. a mining lease under the Canada Mining Regulations) in IOL, that interest will continue in accordance with the terms and conditions on which it was granted, including any rights granted under the legislation which gave rise to the interest, or any successor legislation applicable to similar interest in Federal Lands. However, where any successor legislation would have the effect of diminishing the rights afforded to the federal government, it will not bind NTI without its consent.  NTI is entitled to receive whatever compensation is payable by the interest holder for the use or exploitation of mineral rights. The federal government will continue to administer the third party interest on behalf of NTI unless the third party and NTI enter into an agreement under which the third party agrees to the administration of their interest by NTI.  If an agreement is reached the applicable federal legislation will cease to apply to the third party interest.

With respect to our "grandfathered" claims and leases ("tenure") at the Meadowbank and Meliadine properties:

(i)

If any interest in subsurface rights lapses and is re-staked, or if additional ground is staked, then, under the NFA, such interests would be administered by the Designated Inuit Organization ("DIO") and subject to the rules established by the DIO; NTI is the DIO in respect of subsurface rights and the regional Inuit Association is the DIO in respect of surface rights.

(ii)

We have the option of having the tenure administered by the federal government under the Canadian Mining Regulations or administered by NTI. The tenures, which make up the Meadowbank and Meliadine properties, were acquired by staking prior to the signing of the NFA. Under the NFA, the mineral rights of existing claims are administered by the Federal Government. If the tenure holder determines a benefit to having the tenures administered by the NTI, the tenure holder may choose to lapse the claims and immediately re-acquire them under a NTI concession.

(iii)

Surface access is allowed pursuant to Article 21 of the NFA, however, since the Inuit have the surface title to the area of our tenures, negotiations with the DIO will be required before mineral development could proceed. If a decision is made to bring the properties into production, an Inuit Impact Benefits Agreement ("IIBA") will be necessary. The IIBA is negotiated with the DIO. Surface access to the properties is currently granted by a Land Use Permit issued by the local RIA.

There are a number of other federal and territorial regulatory authorities that have jurisdiction in Nunavut, including four resource management boards: the Nunavut Water Board ("NWB"), the Nunavut Impact Review Board ("NIRB"), the Nunavut Wildlife Management Board and the Nunavut Planning Commission.  Any water use on Inuit lands requires permitting.  The NWB issues all water licenses and permits within Nunavut subject to a review by NIRB, which could provide recommendations to the NWB respecting permit issuances.

Overall project approval and operating permits are dependent on an environmental assessment process together with community consultation and the negotiation of an acceptable IIBA made under the NFA.  Refer to "Item 4.D.  Property, Plant and Equipment" under the headings "Property Description and Location" and "Current Exploration and Development Activities -- Environment and Permitting" for more information on the environmental permitting process for the Meadowbank Project.  The Company has a legal obligation to remove exploration equipment and other assets from its mineral property sites in Nunavut and to perform other site reclamation work.

C.

Organizational Structure

The Company has no subsidiaries.

D.

Property, Plant and Equipment

MEADOWBANK PROPERTY, NUNAVUT, CANADA

The Company's principal property is the Meadowbank Project, located in Nunavut.  The Meadowbank property is the subject of an independent technical report on project resources, "Meadowbank Resource Estimate" dated January 29, 2004 (the "2004 Technical Report") and an independent technical report on the feasibility study, "Meadowbank Gold Project, Nunavut, Technical Report" dated March 31, 2005 (the "2005 Technical Report").  Both of these reports were prepared for the Company by AMEC Americas Ltd. ("AMEC") under Canadian National Instrument 43-101 ("NI 43-101").  The resource estimates and other information in the 2004 Technical Report were updated as part of the 2005 Technical Report.  Certain of the following information related to the Meadowbank property is derived from these two reports.  Readers are encouraged to review the 2004 Technical Report and the 2005 Technical Report, both of which are available on SEDAR at www.sedar.com.

Property Description and Location

The Meadowbank Project consists of 10 Crown mining leases and 3 NTI exploration concessions located in the Kivalliq District of Nunavut in Northern Canada; National Topographic Series (NTS) Mapsheets 56 E/4 and 66 H/1, UTM (Zone 14) coordinates 7214000 N and 638000 E, near latitude 65° 00' N and longitude 96° 00' W. The property lies in the Third Portage Lake area, approximately 70 km north of the Hamlet of Baker Lake.

Title to the 10 leases and 3 concessions is held 100% by Cumberland. The table below lists the status of mineral tenure for the Meadowbank Project. All of the mining leases and Exploration Concessions are currently in good standing, including the NTI Exploration Concession that contains the Vault deposit.  All the surrounding claims are contiguous, with the exception of one sub-area of concession BL 14-99-02.  The Crown mining leases have been legally surveyed, but the NTI Exploration Concessions have not.  (Note: NTI concessions were acquired by map staking and there is nothing on the ground to survey).

The table below shows the status of mineral tenure for the Meadowbank Project, including the Vault deposit:

Claim Name	Lease #	Effective Date	Expiry Date	Acreage	Hectares
Crown Mining Leases
Dick	3669	13 Dec. 1995	13 Dec 2016	1800	728.44
Carey	3670	13 Dec. 1995	13 Dec 2016	2545	1029.93
OY 2	3782	27 Apr. 1998	27 Apr. 2019	2547	1030.74
OY 3	3783	27 Apr. 1998	27 Apr. 2019	2582	1044.90
OY 4	3784	27 Apr. 1998	27 Apr. 2019	1954	790.76
YO 1	3777	27 Apr. 1998	27 Apr. 2019	1460	590.84
YO 2	3778	27 Apr. 1998	27 Apr. 2019	2020	817.47
YO 3	3779	27 Apr. 1998	27 Apr. 2019	1652	668.54
YO 4	3780	27 Apr. 1998	27 Apr. 2019	1105	447.18
YO 5	3781	27 Apr. 1998	27 Apr. 2019	607.76	245.95
NTI Exploration Concessions
BL 14-99-01		31 Dec. 2000			9234
BL 14-99-02		31 Dec. 2000			8502
BL 14-99-03		31 Dec. 2000			5390

The NTI Exploration Concessions are being explored under an agreement with NTI, the non-profit organization responsible for administering mineral rights on Inuit-owned Lands. The agreement has undergone several years of review and has only recently been standardized by NTI. Provisions include yearly exploration expenditures and fees and standard reporting requirements similar to those existing under federal jurisdictions for assessment. The yearly land fees and required exploration expenses for the NTI Exploration Concessions increase as the exploration agreements mature.  For 2005, the Exploration Concessions require payment of $57,815 for land fees and combined expenditures of $416,268 on exploration directed at the exploration areas.

During the exploration phase, lands within Exploration Concessions can be held for up to 20 years. The agreement incorporates a production lease, which can be activated upon delivery of a pre-feasibility study. Production from the new lands will be subject to a 12% net profits interest royalty in which annual deductions are limited to 85% of gross revenue.  All deductions are placed into one deduction pool and can be carried forward until fully deducted. The agreement also allows for potential participation by NTI in financing all or part of planned mine development.

The Crown mining leases are administered under federal legislation.  The annual crown lease fees for 2005 are $7,394 and there are no annual work commitments.  Production from the Crown mining leases will be subject to a royalty of up to 14% of adjusted net profits, as defined in the Canada Mining Regulations.

Two permits are required to conduct exploration work on Inuit Owned Lands in the Kivalliq Territory of Nunavut. One is the Land Use Permit administered by the Kivalliq Inuit Association ("KIA"). Under the terms of a commercial lease agreement dated November 30, 2004, the Company is required to submit a proposal of work annually that must be approved by KIA and various boards that administer land use. The other required permit is the Water Use Permit, administered by the Nunavut Water Board, which covers the amount of water the project will use in camp and for exploration purposes in one calendar year.

The development of the Meadowbank Project is being reviewed under a NIRB Part 5 review as provided under Article 12 of the Nunavut Land Claims Agreement and existing Federal legislation.  The Company has submitted a Draft Environmental Impact Study ("DEIS") to the Nunavut Impact Review Board ("NIRB"). The report identifies the potential impacts the Meadowbank Project will have on the local environment, socio-economic impacts, and the management and mitigation measures required to minimize the impacts of the project while maximizing the benefits.  The NIRB is presently reviewing the DEIS and following a period of review and initial hearings, Cumberland will prepare a final EIS document, which will include responses to matters raised through the NIRB review period.  The Company anticipates it could move into the Final EIS stage in the fall of 2005. Final approvals and licenses are anticipated in early 2006.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Meadowbank Project is serviced via Baker Lake (70 km to the south), which provides summer shipping access and year-round airport facilities. Winter access to the project area is by helicopter, ski-equipped aircraft or snow vehicle over a winter ice road. Helicopter or float-equipped Twin Otter aircraft provide transportation during the summer. The camp is within 2 km of the Goose Island and Portage deposits, but is approximately 7 km from the Vault deposit.

Land exposure consists of gently rolling hills and muskeg bound by numerous lakes and rivers.  Vegetation is limited to small shrubs, lichen, and grasses.

Arctic winter conditions prevail from October through May, with temperatures ranging from +5°C to -60°C. This region is considered to have an arid arctic climate where snowfall rarely exceeds 1 m and annual rainfall is not significant. Light to moderate snowfall is accompanied by variable winds of up to 90 km/h. Summer temperatures usually range from -5°C to +25°C. Exploration work is generally conducted from March through to September.

The existing camp consists of a large wood framed head office/kitchen/dry facility, three large Weatherhaven all-weather structures (geology office/core shack/recreational facilities) and numerous insulated canvas tents and Weatherhaven sleeper tents. It can currently accommodate up to 60 people. Baker Lake has a year-round population of approximately 1,600 inhabitants and the services available there include a nursing clinic, motels and restaurants, expediters, an all season airport and 2.5 months of ice-free shipping access to Hudson Bay via Baker Lake and Chesterfield Inlet.

As outlined in the Feasibility Study, plant site facilities will need to be constructed, including all processing, maintenance and office facilities, power generation plant, airstrip, sewage treatment, water supply facilities and fuel storage tanks.  Baker Lake facilities will include a barge landing site and storage facilities which will be linked to the mine site with a 102 kilometre long conventional access road.

History

Exploration for gold in the Meadowbank area was motivated by the discovery of uranium in the Baker Lake basin in the 1970s. In the following decade, regional grassroots exploration programs outlined gold-bearing Archean greenstone belts in the Baker Lake area. In the Meadowbank area, this work culminated in the staking of ground by Wollex Exploration in 1983 due to the presence of anomalous gold and silver values in prospecting samples.

In 1985, a joint venture with Asamera Minerals ("Asamera") (60%) and Comaplex (40%) was launched to explore gold and silver showings in the area. Over the next few years, several of these targets were evaluated by diamond drilling and by land-based magnetometer, VLF and airborne magnetometer geophysical surveys. In 1987, the Third Portage deposit – the first of five gold deposits currently known at Meadowbank, was discovered.

Six exploration permits were acquired in 1989, and the joint venture was expanded to include Agnico-Eagle Mines, Hecla Mining Company, and Lucky Eagle Mines. This joint venture executed a detailed exploration program that consisted of ground magnetic and EM geophysical surveys, 1,529 m of core drilling and surface mapping. Over the next two years work was focussed on and around the Third Portage deposit. Three wide-spaced drill holes intersected mineralization in what is now known as the Goose Island deposit.

Agnico-Eagle, Hecla Mining, and Lucky Eagle did not fulfill their work obligations in 1992 and ceased to be partners in the joint venture.

In 1994, Cumberland entered the joint venture by acquiring Asamera's 60% interest.  The remaining 40% interest was acquired from Comaplex in 1997.

Geological Setting

The deposits that make up the Meadowbank Project lie in the Rae subprovince of the western Churchill Province of the Canadian Shield. The host unit is the Archean (ca. 2.7 Ga) Woodburn Lake Group, which occurs as a narrow neck of structurally complex supracrustal rocks sandwiched between granite plutons.  Rocks of the Woodburn Lake Group have been correlated with units of the Prince Albert Group to the northeast towards Committee Bay.  Correlations with supracrustal rocks to the south across the Snowbird Tectonic Zone near Baker Lake are less clear. The Paleo-proterozoic Baker Lake Basin unconformably overlies the Woodburn Lake Group to the south.

The Woodburn Lake Group consists of quartzites, komatites, iron formation, felsic to intermediate volcaniclastic rocks and related sedimentary rocks. These units are variably deformed and metamorphosed at greenschist to granulite facies. The regional metamorphic history is characterized by amphibolite facies assemblages to the south of the Meadowbank Project. To the north, chloritoid-bearing greenschist facies assemblages prevail, suggesting that the Meadowbank gold deposits lie near the greenschist-amphibolite transition. A low-grade Hudsonian thermal metamorphic overprint is indicated by 1750 Ma K-Ar ages of micas, and Hudsonian magmatic activity documented by 1835 Ma monzonite in an underformed granite dyke south of Meadowbank.

Three principal deformation increments are preserved throughout the Meadowbank region. These entail an early tight to isoclinal folding and profound transposition ("D1"), subsequent mesoscopic to macroscopic kink folding ("D2") of D1-related fabrics, and a gentler crenulation overprint ("D3"), which weakly modifies D1-D2 fabrics. The morphologies of the D1-D3 structural fabric elements, and their relative timing relations, are consistent throughout the area.

The Meadowbank property is underlain by a complex, polydeformed package of Archean supracrustal rocks that is dominated by intermediate volcaniclastic rocks and wackes, with lesser interbedded iron formation, pelitic schist, ultramafic schist and quartzite.

Exploration

After entering the joint venture in respect of the Meadowbank Property in 1994, the Company continued drilling and geophysical programs, including detailed ground magnetic surveys and Max Min (HLEM) surveys, through to 1997. This work further delineated the Third Portage deposit and outlined the Goose Island deposit. The North Portage deposit was also discovered and delineated during this period.  In 1997 Cumberland became the sole owner/operator of the project when it acquired Comaplex's 40% interest.

In 1998 and 1999, a total of 24,191m of drilling was completed in 160 drill holes on all of the deposits. In 1999, extensive surface trenching at the Third Portage deposit was completed. Also in 1999, Cumberland initiated a regional prospecting program to the north of the known deposits. The focus was on re-assessing property that had been previously explored by the original joint venture. This work indicated the existence of two mineralized trends in the Meadowbank area and led the company to acquire three mineral exploration agreements ("NTI Exploration Concessions") on approximately 30,000 ha on 31 December 1999. These land parcels were contiguous with the mining leases surrounding the existing Meadowbank deposits.

In 1999 Cumberland retained MRDI (now AMEC) to complete a pre-feasibility study on the Bay Zone, Goose Island, North Portage and Third Portage deposits. The work included an estimate of the mineral resource and reserve and involved a preliminary mine plan that utilized a combination of open pit and underground mining methods. Exploration in 2000 focussed on the newly acquired concessions and concentrated on locating mineralization proximal to the existing Meadowbank deposits that would be amenable to open pit mining.  In the spring, 38 drill holes were completed (3,547 m) on three showings, one of which was the Vault occurrence.  This work resulted in the discovery of the Vault deposit.

The 2001 exploration program consisted of grid preparation, ground geophysics, and continued diamond drilling on the Vault prospect. The geophysical programs included ground magnetic, down-hole IP, and 1,590 line km of airborne magnetometer and EM surveys. Drilling in 2001 consisted of 4,044 m in 19 holes and targeted along-strike and down-dip extensions of the mineralization.  It also filled in portions of the deposit drilled in 2000.

MRDI was again contracted by Cumberland to update the geological resource on the new Vault deposit based on the 2000 and 2001 drilling results. This work was completed in November of 2001.

In 2002, Cumberland completed 8,191m of definition diamond drilling in 66 holes at the Vault deposit.  Most of these holes were designed to increase the sampling density within the relatively near surface portion of the deposit and to improve confidence levels in preparation for the Feasibility Study.  Additionally, 18 holes totalling 1,783m were completed on the PDF deposit. These holes followed up on scattered drill hole intersections obtained during 2000, and were successful in partially delineating a significant new zone of mineralization. In the Portage area, 6,022.5m of drilling was completed in 58 holes. Most of the drilling in the Portage area focused on the newly discovered Connector zone and infill in the North Portage Deposit in preparation for the Feasibility Study. These holes successfully connected the North and Third Portage areas into one single deposit, providing continuous mineralization over 1800 m of strike length. Other exploration work in 2002 included the completion of a large program of overburden reverse circulation ("RC") drilling in the area between the Vault and North Portage deposits in an effort to locate gold anomalies in the glacial till immediately down-ice of buried deposits.  The work resulted in the definition of several anomalies.

In 2003 a combined total of 165 holes (16,153.5 m) was drilled at the Vault, Portage and Goose Island deposits. One hundred and five (9,058 m) of the holes were drilled at Vault, 55 (6,817.5 m) were drilled at Portage, and 5 (278 m) were drilled at Goose Island. All of these holes were designed as infill holes to improve confidence levels for future resource estimates. An additional 7 holes totalling 912 m were drilled at the PDF deposit, expanding it to 300m of strike extent and up to 250 down dip extent. Ten exploration drill holes totalling 1103 m were drilled on the Wally South target, 3 km to the north of the Vault deposit. The RC program was continued in 2003 to cover a 12.2 km2 area between Crown and Longroot areas in a 100m x 300m grid pattern. A total of 381 vertical holes (1517.4m) was completed. The program was successful in generating a number of exploration targets including several proximal to the Vault deposit. Anomalies were also detected in the Crown and Longroot areas.

Exploration in 2004 continued to focus on the definition of the Vault and Goose Island deposits.  At Vault a total of thirty holes (4785m) tested the down dip potential and strike potential at the north end of the deposit. The drilling was successful in extending the down dip extent roughly 50 metres and the strike extent 100 metres to the north. High grade mineralization was encountered, particularly at the north end of the deposit. The Phaser Lake area, an extension of the Vault stratigraphy, was tested with 17 drill holes (2642m) with most holes encountering narrow, sub-economic gold mineralization.

At Goose Island 37 holes (6878m) were drilled including infill holes upgraded the drill pattern to 25 m centres over the entire deposit and step out drilling at both the north and south ends of the deposit. The step outs extended the known strike extent by 75 metres at the south end of the deposit where some very high grades were encountered, and significantly improved the resources over the northern 100 metres of the deposit.

Nine holes (1150m) drilled at PDF in 2004 continued to expand the mineralized zone, which remains open downdip. Highlights include 5.60 g/t gold over 3.02 m in hole PDF04-035 and 6.79 g/t gold over 2.51 m in hole PDF04-036. With these results incorporated into the database the PDF deposit is estimated to host an inferred resource of 507,000 tonnes grading 4.5 g/t gold.  Further drilling is planned to expand this resource.

Other 2004 exploration drilling included 9 holes (1165m) on the Jim prospect which returned values of up to 1.62 g/t gold over 4.50m (hole JZ04-002) and 1.06 g/ty gold over 6.20 m (JZ04-008), and 11 holes (1559m) at the Crown prospect with mineralization being encountered in 8 holes. Crown highlights include 4.04 g.t gold over 3.45m and 10.25 g/t gold over 1.50m, both intercepts from hole CR04-006.

Elsewhere, a till sampling program was carried out in 2004 in the Ukalik area at the north end of the property. A total of 56 till samples was collected on a grid with 200 x 400 m spacing. A count of pristine and modified gold grains returned anomalous results that are open in the up-ice direction. A follow up program is planned for 2005.

Mineralization

Gold mineralization in the Meadowbank deposits is intimately associated with sulphides, dominantly pyrite and pyrrhotite. Arsenopyrite is typically absent.  The styles and timing of gold mineralization discussed below are based on observations of the banded iron formation hosted deposits near Third Portage Lake: Portage Deposit and Goose Island, and the Bay Zone, and from work on the more recently discovered shear hosted Vault Deposit, seven kilometres to the north.  Similarities in the styles of mineralization found in these deposits indicate that these observations are valid in a regional context.

Goose Island and Portage Deposits

In the main deposit area, near Third Portage Lake, pyrrhotite and pyrite occurs in two main habits. Most predominant is as replacement of magnetite in the oxide iron formations where the sulphides tend to be concentrated along SO//S1 planes and possibly S2 in fold limbs. Also important is sulphide occurring as fracture fill ± silica and disseminations in both the iron formation and surrounding clastic units. Total sulphide content generally varies from 1% to 2% up to approximately 10%. Locally, over very short widths, sulphide content, the proportions of pyrrhotite versus pyrite, and replacement versus fracture-fill can be higher and variable. In the Goose Island and Third Portage areas pyrrhotite replacement is dominant while in North Portage pyrite replacement is dominant. Gold grades do generally increase with increasing sulphide content, however, there does not appear to be a specific correlation with either pyrrhotite or pyrite.

The bulk of the gold mineralization in the deposits is contained within the iron formations (wrapped around a core of ultramafic rocks), with mineralization in the clastic units probably representing remobilization and secondary enrichment by gold bearing fluids. The gold tends to be concentrated along the lower limb and in the hinge areas of the recumbent fold, and shows excellent continuity both along strike and down dip through the deposits. The concentration of sulphides and gold along S1 and S2 in the deposits indicates that the bulk of the mineralization must have occurred during the D1-D2 deformational event (syn D1-D2). Later concentrations of pyrite ± pyrrhotite and gold are associated with local quartz veins that appear to occur along the axial planes of F3 folds. This style of mineralization is probably related to remobilization of pre-existing gold during the D3 deformational event.

Defined over a 1.85 km strike length and across lateral extents ranging from 100 m to 230 m; the geometry of the Third and North Portage deposits consists of a NNW striking recumbent fold with limbs that extend to the west. The hinge area is only expressed in parts of the strike and the lower limb is preserved throughout (splitting into several strands in the hinge area). The mineralization in the lower limb of the fold is typically 6 m to 8 m in true thickness, reaching up to 20 m in the hinge area. A later folding event has created a north-south "porpoising" effect on the gold-bearing units. This deposit group remains open along the strike to the north, at depth and southwards towards the Goose Island deposit.

The Goose Island deposit is similar in its geometry and setting, with a NNW trend and a steep westerly dip.  Mineralized zones typically occur as a single unit near surface, splaying into several limbs at depth.  The deposit is currently defined over a 750 m strike length and down to 500 m at depth (mainly in the southern end); with true thicknesses of 10 m to 12 m (reaching up to 20 m locally).

Vault Deposit

At the Vault Deposit pyrite is the dominant gold bearing sulphide mineral. Sulphides occur in several planar, shallowly dipping lenses that are associated with a zone of deformation that is generally expressed by a strong foliation (SO/S1 plane). Mineralization tends to be concentrated in the volcaniclastic units, where the sulphides occur as weak to strong disseminations and as fracture fill, with percentages ranging from 1% up to 10% to 15%. Later cross cutting quartz-carbonate veinlets carrying minor chalcopyrite, sphalerite, galena and occasionally grains of native gold, are present locally.

There is a strong correlation between sulphide content and sericite-silica alteration. The association between sericite alteration and gold is also prevalent in the mineralized clastic units of the other deposits at Meadowbank. In the Vault area, the iron formations tend to lack significant gold mineralization; this may be due partly to their discontinuous and wispy nature. The gold mineralization in the Vault deposit shows excellent continuity both down dip and along strike.

The Vault Deposit is planar with a defined strike of 1,100 m at an azimuth of 047° (UTM – zone 14).  It remains open down its dip of 22° to the southeast; but has been defined for 700 m, down dip.  The deposit has been disturbed by two sets of normal faults striking east-west and north-south and dipping moderately to the southeast and steeply to the east respectively. The main lens has an average true thickness (based on 1g/t shell) 8 m to 12 m, reaching as high as 18 m locally. The hanging wall lenses are typically 3 m to 5 m (up to 7 m) in true thickness.

PDF Deposit

Drilling completed on the PDF deposit to date has intersected a succession of fine to very fine-grained, intermediate volcanics with variable intensities of chlorite and/or sericite alteration. The intermediate volcanic unit varies from approximately 3 to 20 metres in thickness and is commonly interbedded with very fine-grained to aphanitic chlorite schist.

Gold mineralization in the PDF deposit is associated with anastomosing and irregular, S1 parallel to sub-parallel, quartz-carbonate veins that contain 1 to 5% disseminated pyrite. Silicification and pyrite contents as high as 15 to 20% have been reported locally. Chlorite alteration and trace arsenopyrite and pyrrhotite may also be associated with the veining. The mineralized intersections are all hosted in the interbedded iron formation and chloritic schist.

To date, gold mineralization has been intersected in 29 of 39 holes drilled in the PDF deposit area. The mineralized zone has been traced along strike for approximately 350 metres and for as much as 250 metres down dip, locally. The deposit remains open for further expansion, especially down dip.

Drilling

A total of 801 diamond drill holes were used for the resource estimate for the Feasibility Study. Out of these, 264 were drilled on the Vault deposit, 116 on Goose Island, and 421 on Portage. All of the drilling data stored in the Meadowbank resource modelling database has been collected from diamond core holes. Almost all of the holes were completed with NQ sized equipment, with the only exceptions being 11 metallurgical holes and 8 geotechnical holes that were completed with larger HQ sized equipment. One contractor, Boart Longyear Drilling of Saskatoon, Saskatchewan, has completed all of the holes at Meadowbank, utilizing two LY-38 drill rigs that were joined in 1999 by a hydraulic LF70 rig. The equipment and methods used to collect drill core at Meadowbank are consistent with industry standard practices.

Surveying

Surveying at Meadowbank is accomplished with a Total Station instrument and calculations are referenced to a series of control points tied to a local geodetic monument.

All of the Goose Island and Portage drill hole and trench sample data is stored in the Gemcom database with Portage local grid coordinates (baseline at 022.58° from true north) and UTM Nad83 Zone 14 co-ordinates.  All of the Vault drill hole and trench sample data is stored in the Gemcom database with Vault local grid coordinates (baseline at 044.39° from true north) and UTM Nad83 Zone 14 co-ordinates.

Collar Locations

With the exception of some very old holes drilled prior to 1990, all collar locations that were drilled prior to the summer of 2002 were laid out along a surveyed reference grid marked by wooden stakes and flagging that had been previously set out with a transit. Hole locations drilled prior to 1990 were laid out with a compass and chain. Hole locations drilled after the spring of 2002 were laid out with a Total Station.

The majority of the drill hole collar locations at Meadowbank have been surveyed with a Total Station after or during drilling. However, drill holes collared on lake ice before 2002 were not surveyed. Contract surveyors located the hole collars drilled on land prior to 2002 with a Total Station in batches after the drilling campaigns were complete. During and after 2002, Cumberland personnel surveyed the drill holes with a Total Station while the drill was set-up on the hole.

Any risk due to a lack of collar location surveys for the holes drilled from lake ice prior to 2002 is minimized by Cumberland's use of a Total Station instrument to layout the hole collar position prior to drilling.

Collar Orientations

The collar orientations for the holes completed from 2002 to 2004 were measured by surveying two points on the drill string with a Total Station while the drill was set up on the hole.  Prior to 2002, idealized collar orientations have been utilized because the drill hole collars were surveyed after the drill was moved off the hole. The idealized orientations are based on two assumptions: (1) that the drill azimuth was set up parallel to the wooden stake grid reference line, and (2) that the line was correctly located.

Down hole Surveys

All of the drill holes have been subjected to down-hole orientation surveys with a single shot Sperry-sun instrument. Azimuth data for holes located at Goose Island and Portage were not retained because of the influence of the highly magnetic BIF on the readings. Some of the azimuth data at Vault has been incorporated into the database due to the absence of BIF there.

The drilling contractors conduct the Sperry-sun surveys and the readings were collected at 50m intervals during drilling or after the hole was complete. Cumberland geologists interpret the surveys and applied adjustments for the magnetic declination, UTM correction, and local grid rotation when applicable (Vault only).

A total of 16 holes (11 at Goose Island and five at Third Portage) have been surveyed with a Light-log instrument.  Light-log surveys record the position of a focused light beam at the end of a rod to determine the curvature of the hole and thus magnetic rocks do not affect the results.

Core Logging Procedures

Cumberland geologists logged the drill core in camp. Data on lithology, mineralogy, alteration and structure were routinely collected along with some basic geotechnical parameters such as RQD, fracture density and recovery. Sample intervals were marked by the geologists and assigned sample numbers after geological logging. External consultants completed more detailed geotechnical logging of selected drill holes when warranted.

On the final logs, percentage estimates of sulphide and alteration mineralogy were accompanied by assay results and text descriptions of consistent geological intervals. Lithological unit codes often contained alteration type descriptors. For example, IVsc was a lithologic code used for sericite altered IV. The result of the alteration/lithology combinations is a large number of unique lithologic codes. Collar coordinates and drill hole orientation data were also included on the logs. For most holes, the film disks from the Sperry-sun surveys were attached to the original log.

Sampling, Analysis and Security

Generally, all of the sulphidic core drilled at Meadowbank was sampled along with a minimum "shoulder" of 1m of waste material on either side of the sulphide-bearing interval.  Sample intervals are geologically constrained and are generally determined on the basis of sulphide content or at lithological contacts.  Sample lengths in the database range from 9cm up to a maximum of 7.27m, but only 20% of the samples have a length greater than 1.0m, and only 0.3% of the samples have a length greater than 2.0m.

The sample intervals marked by the geologists during core logging were split in half longitudinally with a mechanical core splitter. One half was bagged for analysis and the other was returned to the core box and kept as a permanent record. Sampled intervals were marked in the box with metal tags that indicate the interval meterage and the sample number.  Sampling methods are consistent with industry standard practices.

Sample shipments are prepared in multiples of 22, each of which includes one Standard Reference Material (SRM), one blanks sample and one duplicate. This gives good fit with the assay procedures of Cumberland's primary assay lab (IPL), which uses a 24 sample run with two internal QA/QC samples. Samples are placed in rice bags, the bags securely tied and well labelled. A sample shipment form is included in each shipment and a copy is kept on site.

Samples are transported to Baker Lake via helicopter, bombardier or delta and then shipped by air cargo to IPL Labs in Vancouver. The lab confirms that the entire shipment is received before any analytical work is started. If there is any discrepancy the entire shipment is put aside until it is resolved.

No information is available on the sample preparation protocols that were in place prior to 1995.  From 1995 to the present, the samples were prepared and analyzed at International Plasma Laboratory Ltd in Vancouver, B.C. IPL's sample preparation protocol involved crushing the sample in a jaw crusher to 95% passing –10 mesh (2mm). The crushed sample was then split in a riffle splitter to a 250g subsample, which was pulverized in it's entirety to 90% passing –150 mesh (100 µm).  All samples were analyzed by fire assay with an AA finish.  A second fire assay was performed on all samples that returned an AA result of greater than 1.00 g/t gold.

QA/QC programs were implemented at the Meadowbank gold project in 1998 in conjunction with prefeasibility studies concluded in 2000. QA/QC protocols were improved in 2001 in anticipation of future feasibility studies and will continue as development advances and exploration continues.

The first program, which was initiated in 1998, was designed by MRDI Canada at the request of Cumberland. The program consisted of Canmet standard reference materials ("SRM's") and blanks inserted into the sample stream by the primary lab (IPL), which also prepared and assayed coarse reject duplicates. Check assays were performed on pulps forwarded to a second lab (Chemex). In addition, a limited number of pulp and reject check assays were performed in 1998 on materials from the 1995, 1996 and 1997 drilling programs.

A more rigorous QA/QC program was instituted by Cumberland in 2001. That program, which is currently in use, consisted of the insertion of CDN Resource Laboratories Ltd. SRM's, field blanks and field (core) duplicates at the project site. For check assays, 5% of annual samples were submitted to a second lab (Acme) for analysis. In 2003, pulps for a further 5% of the years samples were obtained from the primary lab, new blind standards were inserted, new sample numbers were assigned and the samples were re-submitted to the primary lab.

Results for field duplicates, check assays and re-runs from all programs including 2003, consistently demonstrate an unbiased scatter typical of a coarse gold component or "nugget" effect. Work to date, including pre-feasibility level QA/QC analysis in 2000 yielded similar conclusions. The unbiased nature of the scatter was verified through blind submission of previously assayed pulp samples to IPL and Chemex in 1998. Results from this re-submission program verified that erratic results were likely not the result of poor accuracy or precision, suggesting coarse or liberated gold was the most likely cause of the erratic but unbiased duplicate and check assays. A study needs to be undertaken to determine an ideal pulp sample size, the results of which will be applied to preparation of future exploration program and grade control samples. This will help to reduce this scatter giving greater precision.

Mineral Resource and Mineral Reserve Estimates

Mineral Resources -- Portage, Goose Island and Vault Deposits

The Feasibility Study assessed the resources of the Portage area, Vault and Goose Island gold deposits.  The PDF deposit which remains at an early stage and requires further exploration was outside of the scope of the Feasibility Study.  The following resource estimates were prepared for the Feasibility Study and are in conformance with the requirements set out in NI 43-101 under the direction of Mr. Steven J. Blower, P.Geo., of AMEC, who is an independent qualified person as defined in NI 43-101.

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources:  This Form 20-F uses the terms "measured and indicated resources".  The Company advises U.S. investors that while these terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources:  This Form 20-F uses the term "inferred resources".  The Company advises U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it.  "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally minable.

Meadowbank Project Resources - Q1/2005

Deposit	Category	Tonnes	Grade
Portage (1.5 g/t cut-off)	Measured	1,178,000	5.8
	Indicated	11,120,000	4.6
	Sub-Total	12,298,000	4.7
	Inferred	528,000	4.3
Goose Island (1.5 g/t cut-off)	Measured	-	-
	Indicated	2,541,000	5.5
	Sub-Total	2,541,000	5.5
	Inferred	1,740,000	4.5
Vault Deposit (2.0g cut-off)	Measured	39,000	3.7
	Indicated	8,468,000	3.7
	Sub-Total	8,507,000	3.7
	Inferred	1,223,000	3.8
All Deposits	Measured	1,217,000	5.7
	Indicated	22,129,000	4.4
	Sub-Total	23,346,000	4.4
	Inferred	3,491,000	4.2

Mineral resources at all three Meadowbank deposits were estimated with three dimensional block models interpolated with inverse distance methods. The interpolations were constrained by geologically controlled three dimensional wireframe solid models of the mineralization.

Three-dimensional solid models of geology and mineralization for each of the Meadowbank deposits were created by Cumberland. They were built by interpreting the geology and extent of mineralization on paper plots of vertical sections displaying diamond drill hole data. Geological interpretations were hand-drawn by Cumberland geological staff and included all lithological and structural features. Care was taken to ensure that the interpretations were consistent from section to section. Grade shells of 1 g/t were constructed with similar methods and utilized mineralized interval composites from the diamond drill holes and the interpreted geology as the primary references. No minimum thickness was applied. Care was taken to ensure that dilution was minimized through the application of consistent rules. Up to 2.0 m of internal waste was allowed, provided that the length-weighted average grade of the waste plus the outer assay result(s) was 0.9 g/t Au or higher. The geometry of the grade shells was heavily influenced by the geological interpretation and as a result they are generally stratabound. However, in some cases they do cross lithologic boundaries – in keeping with the current epigenetic model of mineralization.

The lithology outlines and one-gram shells were then digitized from the paper copies into Gemcom© software as polylines. The polylines were snapped to the drill hole lithology units and composites, respectively, and then wobbled to smooth the outlines between snapping points. The outlines (3-D rings) were then stitched together using tie lines to create separate three-dimensional solids for each of the primary rock types and the one-gram shells. Contour lines were used to create intermediate outlines or to pinch out rock or one-gram solids where needed.

The Meadowbank grade models were validated with four methods:

1.

visual comparison of colour coded blocks and composites on plans and sections;

2.

global comparisons of mean block grades and mean composite grades;

3.

local comparisons of mean block grades and nearest neighbour model grades on a series of section or level slices through each deposit; and

4.

change of support checks with "Herco" comparisons of model grade and tonnage curves against transformed nearest neighbour grade and tonnage curves.

In determining the appropriate classification criteria for the Meadowbank deposits, several factors were considered:

  NI43-101/CIM requirements and guidelines;

  observations from the site visit in 2003;

  confidence limit analyses;

  experience with similar deposits; and

  historical classification schemes at Meadowbank.

The excellent trench exposures of mineralization at Portage and Vault give sufficiently high confidence to the material within 25m of them to justify classification as Measured.  The confidence limit analyses at these two deposits supports the classification of material drilled with a spacing of 50m x 50m as Indicated.  However, the continuity of grade and mineralization in areas drilled with a larger spacing cannot be sufficiently demonstrated for classification as Indicated, but can be reasonably assumed, given the geological model employed by Cumberland.  Therefore this material is eligible for classification as Inferred.

At Goose Island, the lack of trench exposures and relatively wide spaced drilling precludes the classification of mineralization as Measured. Confidence limit analyses indicate that the portions of the deposit drilled at a spacing of 35m x 35m are eligible for classification as Indicated.  The remainder of the mineralization can be classified as Inferred. The criteria for classification as Indicated are more conservative at Goose Island than at Portage and Vault because the mineralization at Goose Island is more irregular.

Mineral Resources -- PDF Deposit

In addition to the resources at Portage, Goose Island and Vault, the Company has identified an additional deposit, known as the PDF deposit, located 10 kilometres north of the Vault deposit.  The PDF deposit which remains at an early stage and requires further exploration was outside of the scope of the Feasibility Study.

The PDF deposit was expanded by drilling in late 2004 and now hosts Inferred gold resources of 507,000 tonnes grading 4.50 g/t gold.  PDF resource estimates were prepared for Cumberland in accordance with standards outlined in NI 43-101 and CIM Standards on Mineral Reserves and Resources (August 2000).  James McCrea, P.Geo., is the Qualified Person under NI 43-101.  PDF resource estimates are based on 39 NQ diamond drill holes and a total of 1900 samples.  Logging, assaying and QA/QC protocols for PDF are the same as for the rest of the Meadowbank project, as were the resource modeling techniques.

Mineral Reserves

As part of the Feasibility Study, resources from the Third Portage, Bay Zone and North Portage deposits have been incorporated into a single, four-phase open pit design.  Resources from the Vault and Goose Island deposits have been incorporated into two separate single-phase open pit designs.  Resources from the PDF deposit were outside the scope of the Feasibility Study.

The following open pit mining reserves have been prepared in accordance with NI 43-101 and are included within the aforementioned Meadowbank mineral resources.  Mr. Mark Pearson, P.Eng Principal Mining Engineer with AMEC Americas Limited was the independent qualified person responsible for preparation of these mineral reserves.

Cautionary Note to U.S. Investors concerning estimates of Proven and Probable Reserves:  The estimates of mineral reserves described in this Form 20-F have been prepared in accordance with Canadian National Instrument 43-101.  The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7.  Accordingly, the Company's disclosure of mineral reserves in this Form 20-F may not be comparable to information from U.S. companies subject to the SEC's reporting and disclosure requirements.

Meadowbank Gold Project Open Pit Mining Reserves (Proven and Probable)

Open Pit	Category	Tonnes	Grade	Ounces
Portage (1.5 g/t cut-off)	Proven	1,253,000	5.19	209,000
	Probable	9,927,000	4.15	1,325,000
	Sub-Total	11,180,000	4.27	1,534,000

Goose Island (1.5 g/t cut-off)	Proven	0	N/A	N/A
	Probable	2,247,000	5.09	368,000
	Sub-Total	2,247,000	5.09	368,000

Vault Deposit (1.75 g/t cut-off)	Proven	53,000	3.31	6,000
	Probable	8,416,000	3.18	860,000
	Sub-Total	8,469,000	3.18	866,000

All Deposits	Proven	1,306,000	5.11	215,000
	Probable	20,590,000	3.86	2,553,000
	Sub-Total	21,896,000	3.93	2,768,000

Open pit mine designs utilize extensive geotechnical engineering studies to develop pit wall slope parameters. Designs incorporate appropriate pit access ramps, wall slope angles, catchment berms and minimum mining widths for selected equipment using a long term US$400 gold price at an exchange rate of US$0.75 per Cdn$1.00. The average strip ratio for open pit mining is 8.36:1 over the life of the mine.

The resources have been modelled utilizing a 1 gram grade shell.  To convert the in-situ measured and indicated resources to anticipated mined tonnages, a 95% mining recovery was applied, followed by a dilution factor.  The dilution factor was calculated as a function of the mineralized zone thickness. Fifty centimetres of dilution was added to the hanging wall and 50 centimetres added to the footwall.  The diluting material grade was determined by creating 0.5m drillhole composites immediately outside the resource grade shell and calculating the average grade of the composites.  The diluting material grade for each pit area was:  0.29 gms/t in Portage, 0.28 gms/t in Goose, and 0.38 gms/t in Vault.  In addition, a minimum mine-able grade thickness of 3 gram-metres for Portage and Goose and 3.5 gram-metres for Vault has been incorporated into the mine plan.

The open pit mining reserves consist of the inventory of diluted and recovered Measured and Indicated blocks within the final pit designs. Inferred tonnage, within the final pit design, is not included within the reserve and has been added to waste.

The Feasibility Study

The Company announced the results from the Feasibility Study on February 24, 2005, the details of which are described in the 2005 Technical Report.  Initiated in 2003, completion of the study was extended in early 2004 due in part to global escalations in the cost of fuel, steel and other construction items which impacted the preliminary construction cost estimates for the project.  The Feasibility Study incorporates improvements to the Meadowbank mine model as a result of a re-design completed in 2004 by the Company and the study manager, AMEC.  Construction scheduling and capital cost estimation has been prepared by Merit International Consultants Inc. Metallurgical and process test work was completed by SGS Lakefield Research Ltd.  Process design was completed by International Metallurgical and Environmental Inc. and AMEC. Supporting geotechnical engineering, hydrogeological and geochemical studies were completed by Golder Associates Ltd.. The 2005 Technical Report has been prepared in accordance with the Standards of Disclosure for Mineral Projects as defined by NI 43-101.

The most significant improvements are from increased annual production, changes to open pit scheduling and the addition of a proposed conventional access road. The 2005 mine design has increased mill throughput by 36% (to 7,500 tonnes per day) while maintaining high gold recoveries. Resulting gold production is estimated at 316,000 ounces per year over an 8.3 year mine life. The high grade ores from the Portage and Goose Island open pits are scheduled to be mined in the first four to five years, allowing annual production to increase to an average 376,000 ounces over the first four years of production.  Peak production is achieved in Year 1 with 421,000 ounces produced from the Portage pit. A 102 kilometre long conventional access road, to connect the project to the community of Baker Lake, is proposed in the new mine design. This road access will reduce on-site infrastructure requirements, improve efficiencies in construction scheduling and reduce overall operating costs. Major mining equipment will be leased, with an option to purchase. The associated costs are included in pre-production capital and sustaining capital cost estimates.

The study results are based on an open-pit gold mine and assume a gold price and exchange rate of US$400 per ounce and US$0.75 per Cdn $1.00 respectively and full equity financing.  Highlights of the Feasibility Study include the following:

Meadowbank Gold Project Feasibility

Open Pit Mineral Reserves (Proven and Probable)	2,768,000 ounces
Metallurgical Recovery	93.5%
Mine Throughput	2.73 Mtpa
Mine Life	8.3 years
Average Annual Production Rate	316,000 ounces
Total Cash Cost per Oz.	US$224
Internal Rate of Return Pre-tax After-tax	14.3% 10.7%
Payback Period	4.0 years
Pre-production Capital	Cdn$302 million US$227 million

Open Pit Mining

Mining of the Meadowbank Project will be done by trucks and excavators, and has been projected over an eight plus year mine life.  Ore will be extracted conventionally using drilling and blasting with truck haulage to a primary gyratory crusher located adjacent to the mill.  Waste rock will be hauled to one of two waste storage areas on the property or used for dyke construction or dumped into selective areas of the open pits that have previously been mined out.

 Mining will initially be concentrated in the Portage pit area.  Waste material from the pre-stripping will be used as bulk construction materials for dykes, as well as for construction fill material around the site.

During pre-production, ore grade material will be stockpiled close to the primary crusher.  During year one all of the ore material is scheduled to come from the Portage pit.  Waste material will be used to complete the construction of the Goose Island dykes, with the remaining waste hauled to the primary dump north of the Second Portage Lake.

With the completion of the Goose Island dyke, the Goose Island pit will be brought into production and will augment the ore flow from the Portage pit.  These two pits will operate concurrently for a period of four years, from years two through five.  Waste stripping will commence in the Vault pit in year four, with the start of ore mining in year four as the Goose pit comes to a close.  During the last two and half years of the project life, mining will be exclusively from the Vault pit.

Major mining equipment has been based on a five-year lease program.  Equipment leased for the project includes the following:  blasthole drills, mass excavators, front end loader, haulage trucks and tracked dozers.

All production period lease payments associated with the equipment have been included within the sustaining capital for the project.  Minor equipment has been based on owner purchase.

Material movement peaks in year two at a rate of 90,100 tpd when the Goose Island pit is started.  The average material movement over the life of the project is 68,300 tpd.  The rate of delivery of ore to the mill has been set at 7,500 tpd for the life of the mine.

Metallurgical

The recovery of gold from ore within the Portage, Goose and Vault open pit designs is based on detailed metallurgical test work of the materials from the Meadowbank project over the course of 3 years. The sampling of the deposits was extensive and test work was completed using only drill core from ore zones which fall within the proposed mining plan. The sample materials were selected by qualified persons, and the materials best represent geological materials planned to be mined.  The metallurgical test program was completed in 2003 and 2004, with gold recovery studies by SGS Lakefield Research Ltd.

Process

The process design is based on a conventional gold plant flowsheet consisting of primary gyratory crushing, grinding, gravity concentration, cyanide leaching and gold recovery in a carbon-in-pulp (CIP) circuit. The mill will be designed to operate 365 days per year with a design capacity of 2.7 million tonnes of ore per year (7,500 tpd). The overall gold recovery will be about 93.5%, based on expectations from metallurgical testwork, with about 40% typically recovered in the gravity circuit.

The crushed ore is fed to a coarse ore stockpile and then reclaimed to a semi-autogenous (SAG) mill operating in closed circuit with a pebble crusher.  The SAG mill operates together with a ball mill to reduce the ore to about 80% passing 60-90 microns, depending on the ore type and its hardness.  The ball mill operates in closed circuit with cyclones. The grinding circuit incorporates a gravity process to recover free gold and the free gold concentrate will be leached in an intensive cyanide leach-direct electrowinning recovery process.

The cyclone overflow is thickened prior to pre-aeration with air and leaching in agitated tanks. The leached slurry is directed to a six-tank CIP system for gold recovery. Gold in solution from the leaching circuit is recovered on carbon and subsequently stripped by high temperature Zadra elution and recovered form the strip solution by electrowinning, followed by smelting and the production of a dore bar.

The CIP tailings are treated for the destruction of cyanide using the standard sulphur-dioxide-air process.  The detoxified tailings are pumped to the permanent tailings facility. The tailings storage is designed for zero discharge, with all process water being reclaimed for re-use in the mill to minimize the water requirements for the project.

Infrastructure

The Meadowbank project is located 70 kilometres north of the community of Baker Lake. The project site is at 134 metre elevation in low lying topography with numerous lakes.

Plant site facilities will include a mill building with an attached maintenance facility, separate office and dry facilities, assay lab and heavy vehicle maintenance shop.  A separate crusher structure will flank the main process complex.  Power will be supplied by an 18 MW diesel electric power generation plant with heat recovery and an on site fuel storage and distribution system.  A pre-fabricated modular type accommodation complex for 200 persons will be supported with a sewage treatment, solid waste disposal and potable water plant.  The mill-service-power complex will be connected to the accommodation complex with enclosed corridors.

Peripheral infrastructure includes tailings and waste impoundment areas, a seven kilometre haul road to the Vault open pit, and a 1,100 metre long gravel airstrip.

Baker Lake facilities will include a barge landing site located several kilometres east of the community. A storage compound consisting of open storage area, a cold storage building and a fuel storage and distribution complex with 38M L capacity will be constructed next to the barge landing facility.  Baker Lake storage facilities will be linked to the mine site with a 102 kilometre long conventional access road.

Transportation

Ocean transportation of fuel, equipment, bulk materials and supplies to site will be from Montreal (or Hudson Bay port facilities) via barges and ships into Baker Lake during the 2.5 month ice-free window that starts in mid-July of each year.

Baker Lake storage facilities are linked to site by a 102 kilometre long access road. Fuel and supplies will be transported to the site by conventional tractor trailer units.

Transportation for personnel and air cargo will be provided on regular scheduled flights on aircraft based out of northern Manitoba.  Staff living in the surrounding communities will be transported to site by alternate arrangement.

Current Exploration and Development Activities

Environment and Permitting

The development of the Meadowbank Project is being reviewed under a NIRB Part 5 review as provided under Article 12 of the Nunavut Land Claims Agreement and existing Federal legislation.  The Company has submitted a Draft Environmental Impact Study ("DEIS") to the Nunavut Impact Review Board ("NIRB"). The report identifies the potential impacts the Meadowbank Project will have on the local environment, socio-economic impacts, and the management and mitigation measures required to minimize the impacts of the project while maximizing the benefits.  The NIRB is presently reviewing the DEIS and following a period of review and initial hearings, Cumberland will prepare a final EIS document, which will include responses to matters raised through the NIRB review period.  The Company anticipates it could move into the Final EIS stage in the fall of 2005. Final approvals and licenses are anticipated in early 2006.  The Meadowbank Project requires approvals from the NIRB prior to any decision to commence development.

Engineering and Construction Schedule

The engineering and construction schedule for the project assumes that all necessary NIRB approvals and licenses are obtained in early 2006 allowing shipping of equipment and supplies in the 2.5 month 2006 shipping season (mid-July to late September).  Construction of the access road from Baker Lake to the Meadowbank site would commence in the fall of 2006. Upon completion of the access road a mine construction period of 18 months is required with production commencing in mid-2008.

2005 Exploration Program

In March 2005, the Company announced a budget of $3.5 million for the 2005 exploration program at the Meadowbank property.  Subject to the availability of third-party drillers, the Company has planned 7,000 to 9,000 meters of diamond drilling to commence in April.  The two phased exploration program will focus on increasing gold reserves and resources and includes drilling targets at or near existing deposits and additional grassroots exploration on the Meadowbank property.

At the Goose Island deposit, the Phase 1 drill program will focus on expansion of high grade intersections yielded in the 2004 drill program.  Sound of the Goose Island deposit, drilling will test an 850 metre strike length of stratigraphy where previous wide spaced drilling has intersected gold mineralization similar to the Goose Island deposit.  The Phase 1 program will also focus on the PDF deposit, which remains open for expansion at depth.  The Phase 2 program will consist of up to 2,000 metres of drilling, grassroots exploration on favourable structures north of the Vault deposit, and follow-up exploration on numerous recently defined prospects situated both near the proposed open pits and across the property.

MELIADINE PROJECTS, NUNAVUT, CANADA

The Company also holds interests in the Meliadine Projects in Nunavut, consisting of a 50% joint venture interest in the Meliadine East Project and a 22% joint venture interest (carried to production) in the Meliadine West Project.  Cumberland is the operator of the Meliadine East Project with the remaining 50% joint venture interest held by Comaplex Minerals Corp. ("Comaplex"). Comaplex and one of its wholly-owned subsidiaries (which is the operator of the Meliadine West Project) collectively holds the remaining joint venture interest in the Meliadine West Project which, subject to satisfying all obligations to Cumberland, consists of the right to perfect a 78% interest by financing 100% of the Meliadine West Project to commercial production.  Neither of the Meliadine Projects is considered to be material to the Company at this time.

ITEM 5

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Introduction

The following discussion of the financial condition, changes in financial condition and results of operations of the Company for the three years ended December 31, 2004, should be read in conjunction with the financial statements of the Company and related notes included therein, and with the selected data set forth in Item 3 above.

The Company's reporting currency is the Canadian dollar and all amounts in this document are expressed in Canadian dollars, unless otherwise noted.  The Company reports its financial position, results of operations and cash-flows in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").  Differences between Canadian and United States generally accepted accounting principles that would affect the Company's reported financial results are disclosed in Note 15 of the Financial Statements.  The discussion in this Item 5 is made as of March 15, 2005.

Overview

The Company is in the business of developing, exploring and acquiring mineral properties, with an emphasis on gold, and is in the process of exploring and developing properties located in the Nunavut Territory in Northern Canada.

The Company is focused on the development of its 100% owned Meadowbank property, and has recently completed a feasibility study on such property.  The Company's development plans at Meadowbank will depend on the Company's ability to secure all requisite financing and mine permitting on a timely basis.

During 2004, the Company completed a $9.0 million work program at its 100% owned Meadowbank Gold Project, located in Nunavut, Canada.  The work program included a diamond drilling program to increase the open pit potential of the project in support of the ongoing feasibility study, as well as further exploration of the PDF deposit and other targets, and multi-disciplinary studies related to engineering and environmental components required for feasibility studies and mine development permitting.

The Company is the operator for its 50% joint venture interest in the Meliadine East exploration property, which is also located in Nunavut Territory in Northern Canada.  The Company's share of exploration costs incurred in 2004 was $0.1 million.

The Company also has a 22% carried to production interest in the Meliadine West joint venture, and is receiving annual option payments from the joint venture partner of $500,000 per year (increasing to $1,500,000 per year in 2006) in accordance with an option agreement signed in 1995.  The Company's share of exploration costs is being funded through a contingent non-recourse loan and is only repayable by the Company if commercial production is achieved and will be repaid only out of production cash flow.

Other than the annual option receipts from the operator of the Meliadine West joint venture, the Company currently has no other sources of operating revenue.  The Company has working capital of $37.0 million at December 31, 2004 and will require substantial additional financing to complete development of Meadowbank.

Selected Annual Information

Please see "Item 3.  Key Information -- Selected Financial Data".

Critical Accounting Policies and Estimates

The Company's significant accounting policies are disclosed in Note 2 of the Financial Statements.  The following is a discussion of the critical accounting policies and estimates which management believes are important for an understanding of the Company's financial results:

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

Exploration and development of mineral property interests

Exploration costs are expensed as incurred.  Development costs are expensed until it has been established that a mineral deposit is commercially mineable and a production decision has been made by the Company to formulate a mining plan and develop a mine, at which point the costs subsequently incurred to develop the mine on the property are capitalized until mining operations commence.

As at December 31, 2004 the Company had not yet completed a positive economic analysis on any of its mineral properties and therefore all development costs were expensed in 2004.

The Company capitalizes the cost of acquiring mineral property interests, including undeveloped mineral property interests, until the viability of the mineral interest is determined.  Capitalized acquisition costs are expensed if it is determined that the mineral property has no future economic value.  Exploration stage mineral interests represent interests in properties that are believed to potentially contain (i) other mineralized material such as measured, indicated or inferred resources with insufficient drill hole spacing to qualify as proven and probable mineral reserves and (ii) other mine-related or greenfield exploration potential that are not an immediate part of measured or indicated resources.  The Company's mineral rights are generally enforceable regardless of whether proven and probable reserves have been established. The Corporation has the ability and intent to renew mineral rights where the existing term is not sufficient to recover undeveloped mineral interests.

Capitalized amounts (including capitalized development costs) are also written down if future cash flows, including potential sales proceeds, related to the mineral property are estimated to be less than the property's total carrying value.  Management of the Company reviews the carrying value of each mineral property periodically, and whenever events or changes in circumstances indicate that the carrying value may not be recoverable.  Reductions in the carrying value of a property would be recorded to the extent that the total carrying value of the mineral property exceeds its estimated fair value.

Site closure costs

Accrued site closure costs relate to the Company's legal obligation to remove exploration equipment and other assets from it's mineral property sites in Nunavut and to perform other site reclamation work.  Although the ultimate amount of future site restoration costs to be incurred for existing exploration interests is uncertain, the Company has estimated the fair value of this liability to be $443,759 at December 31, 2004 based on the expected payments of $1,081,404 to be made primarily in 2017, discounted at interest rates of 8.5% or 10.0% per annum.

Accounting for stock-based compensation

The Company accounts for stock option awards granted to employees and directors under the fair value based method.  The fair value of the stock options at the date of grant is calculated using a Black-Scholes option pricing model and then amortized over the vesting period, with the offsetting credit to contributed surplus.  If the stock options are exercised, the proceeds are credited to share capital.  Prior to 2003 the Company had elected to recognize no stock compensation expense for grants to employees and directors where the stock option awards had no cash settlement features and the exercise price was equal to the stock price on the date of grant.

A.

Operating Results

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

The Company incurred a net loss of $10.5 million for the year-ended December 31, 2004, compared to a net loss of $13.4 million for the year-ended December 31, 2003.  The reduction in net loss during 2004 is primarily attributable to a $2.5 million reduction in exploration and development costs and a $1.5 million increase in the gain on investments in public companies, which were partially offset by increases in stock-based compensation expense and general and administrative and other expenses.

The Company had no operating revenues in either 2004 or 2003, as it had not commenced mining operations.  In both 2004 and 2003, the Company received the annual $500,000 option payment from the operator of the Meliadine West joint venture in accordance with an option agreement signed in 1995.

The most significant component of the Company's net loss for both 2004 and 2003 was exploration and development costs related to Meadowbank.  During the years ending December 31, 2004 and December 31, 2003, the Company incurred exploration and development costs of $9.0 million and $11.2 million respectively on the Meadowbank project.  The $2.2 million reduction in 2004 is primarily attributable to the additional costs associated with the timely completion of the 2003 programs, including helicopter related costs, which resulted in higher exploration costs in 2003.  Consulting engineering costs related to completion of the Meadowbank feasibility study were also lower in 2004 than in the prior year.

The $9.0 million of costs incurred at Meadowbank during 2004, included (i) a $5.8 million field program, comprising two phases of drilling totaling approximately 18,200 meters designed to increase the open pit potential of the project in support of the ongoing feasibility study, and to further explore the PDF deposit and other targets, (ii) $1.4 million of costs related to the feasibility studies which commenced in early 2003 and (iii) $1.7 million in environmental permitting related costs.

The costs associated with the Company's 22% carried interest in Meliadine West are being financed by way of a contingent non-recourse loan from the property operator which will only be repayable by the Company if commercial production is achieved and will be repaid only out of production cash flow.  In 2004, the joint venture completed a $3.8 million exploration program on this property.

General and administrative and other expenses increased from $2.0 million in 2003 to $2.6 million in 2004.  This increase primarily relates to the higher level of activity and required management staff in 2004 as well as higher corporate insurance costs.

Stock-based compensation expense increased from $1.5 million in 2003 to $1.9 million in 2004.  The stock-based compensation expense is a non-cash item based on the estimated fair value of stock options vesting during the year.  The total number of stock options granted in 2004 was comparable to 2003 and the average fair value of stock options granted in 2004 was lower than in the prior year, however, a significant portion of the 2003 option grants did not vest until 2004 resulting in a higher recorded expense in the current year.  The Company adopted the fair value based method of accounting for stock options on a prospective basis from January 1, 2003 (see 3(b) above, Critical Accounting Policies and Estimates).

Interest and other income increased from $1.0 million in 2003 to $2.5 million in 2004 due to the increased gains realized from sales of the Company's investment in EuroZinc Mining.  During the year ended December 31, 2004 the Company sold 2,920,000 EuroZinc shares for a gain of $1.6 million compared to 266,666 shares sold in 2003 for a gain of $0.04 million.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

The Company incurred a net loss of $13.4 million for the year-ended December 31, 2003, compared to a net loss of $8.7 million for the year-ended December 31, 2002.  The net loss increased during 2003 due to increases in project development costs at Meadowbank, increased general and administrative costs and increased stock-based compensation expense, partially offset by increased interest income.

The Company had no operating revenues in either 2003 or 2002, as it had not commenced mining operations.  In both 2003 and 2002, the Company received an annual $500,000 option payment from the operator of the Meliadine West joint venture in accordance with the option agreement signed in 1995.

The most significant component of the Company's net loss for both 2003 and 2002 was exploration and development costs on the Meadowbank project.  During the years ending December 31, 2003 and December 31, 2002, the Company incurred exploration and development costs of $11.2 million and $7.9 million respectively on Meadowbank.  The $3.3 million increase in exploration and development costs at Meadowbank primarily relates to increased costs for project level feasibility studies and mine development permitting requirements.

The $11.2 million of costs incurred at Meadowbank during 2003, included (i) a $7.5 million field program, comprising two phases of infill drilling totaling approximately 21,000 meters designed to complete feasibility requirements as well as substantial environmental and field exploration programs, (ii) $1.9 million of costs related to the feasibility studies which commenced in early 2003 and (iii) $1.8 million in environmental permitting related costs.

In 2003, the Meliadine West joint venture completed a $2.1 million exploration program on this property.  The Company's share of these costs was financed by the contingent non-recourse loan and would only be repayable if commercial production is achieved and will be repaid only out of production cash flow.

The substantial increase in general and administrative expenses for 2003 reflects the increased level of activity and required management staff in 2003 and the greater emphasis placed on public relations, including investor relations activities and financing activities.

The stock-based compensation expense of $1,481,612 is a non-cash item based on the estimated fair value of stock options granted and vested in 2003.  The fair value of stock options granted is calculated based on a Black-Scholes Option Pricing Model.  The Company adopted the fair value based method of accounting for stock options on a prospective basis from January 1, 2003 (see above, Critical Accounting Policies and Estimates).  However, had compensation cost for stock-based compensation been recorded under the fair value based method in 2002, the Company's net loss would have increased by $983,400 for the year-ended December 31, 2002.

Interest and other income increased substantially in 2003 primarily due to the significantly higher balances of cash and short-term investments resulting from approximately $43.7 million of additional funds that were raised during 2003 through a private placement and exercises of warrants and stock options.  In addition, interest and other income in 2002 also included a one-time charge of $0.3 million for the write-down of the Company's investment in EuroZinc Mining.

Summary of Quarterly Results

The table below sets out the quarterly results, expressed in thousands of Canadian dollars, for the past eight quarters:

	2004				2003
	Fourth	Third	Second	First	Fourth	Third	Second	First

Option receipts	-	-	-	500,000	-	-	-	500,000
Other income	354,885	303,512	732,859	1,107,954	340,527	402,024	151,357	162,169

Exploration and development costs	(939,069)	(2,125,327)	(3,937,040)	(2,039,047)	(1,470,427)	(3,319,283)	(4,845,004)	(1,883,949)
Stock-based compensation	(194,272)	(1,276,206)	(204,845)	(224,690)	(810,562)	(125,600)	(211,850)	(333,600)
Other expenses	(557,591)	(554,831)	(760,328)	(717,507)	(576,326)	(652,359)	(487,024)	(274,532)

Net loss	(1,336,047)	(3,652,852)	(4,169,354)	(1,373,290)	(2,516,788)	(3,695,218)	(5,392,521)	(1,829,912)
Net loss per share	(0.02)	(0.07)	(0.08)	(0.03)	(0.05)	(0.08)	(0.14)	(0.05)

The majority of exploration costs are incurred in the second and third quarters of the fiscal year due to the seasonal weather conditions in Nunavut Territory.  Option receipts are received from the operator of the Meliadine West joint venture in the first quarter.

B.

Liquidity and Capital Resources

The Company has not commenced mining operations at any of its properties and, as a result, the Company relies primarily on the sale of common shares and the exercise of stock options and warrants to fund its exploration and project development activities.  For the years ended December 31, 2004, 2003 and 2002, the Company received net proceeds of $1.5 million, $41.8 million and $21.1 million, respectively, from the sale of common shares and the exercise of stock options and warrants. At December 31, 2004 the Company had working capital of $37.0 million as compared to $45.8 million at December 31, 2003.  Management believes that the Company's working capital is sufficient to fund the Company's planned activities for 2005.  If all required permits are received and a final production decision is made by the Company with respect to Meadowbank, substantial long-term financing will be required to develop and construct the property.  Currently, the Company anticipates that such financing would be derived from a combination of debt and equity financing.

The most significant component of the Company's working capital at December 31, 2004 is cash and cash equivalents and short-term investments of $37.1 million (2003 - $46.4 million).  The majority of this amount is invested in highly liquid Canadian dollar denominated investments in investment grade debt and banker's acceptances, with maturities through March 7, 2005.  The counter-parties include corporations and financial institutions.

The Company's principal sources of cash during the 2004 were proceeds from the sale of shares in EuroZinc Mining ($1.7 million), the issuance of common shares from the exercise of stock options and warrants ($1.5 million) and option receipts from the operator of the Meliadine West joint venture ($0.5 million).

The Company used $10.4 million in operating activities, primarily for exploration and development costs on the Company's 100% owned Meadowbank property.  The Company also had capital expenditures of $1.2 million during the year, primarily related to equipment required for mine construction.

The following is a summary of the Company's outstanding contractual obligations and commitments as at December 31, 2004:

	Payments due by period

		Less than	1 to 3	4 to 5	After
	Total	1 year	years	years	5 years

Capital lease obligations	609,968	404,973	204,995	-	-

Operating lease obligations	470,556	221,556	249,000	-	-

Contingent payments (1)	1,200,000	-	1,200,000	-	-

Site closure costs (2)	1,081,404	-	-	-	1,081,404

Total contractual obligations	3,361,928	626,529	1,653,995	-	1,081,404

(1)   The Company has three employment contracts in place that provide for the payment of specific bonus amounts should certain financial and operating milestones with respect to the Meadowbank Project be attained in the future.

(2)   The Company has estimated future costs of $1,081,404 to be incurred primarily in 2017 related to the Company's legal obligation to remove exploration equipment and other assets from its mineral property sites in Nunavut and to perform other site reclamation work.

The Company has committed to use certain third party mobile equipment between 2005 and 2007. Whereas the ultimate commitment amount will depend on usage, the maximum commitment amount is approximately $4 million.

The Company also has a contingent loan balance which totals $15,121,045 as December 31, 2004 [2003 - $13,726,265]. This loan will be repaid only if commercial production at Meliadine West is achieved and will be paid only out of production cash flow (as defined in the joint venture agreement).

C.

Research and Development, Patents and Licenses

As the Company is a mineral exploration company with no properties in production, the information required by this section is inapplicable.

D.

Trend Information

The outlook for the Company continues to be heavily weighted to the successful permitting, development and exploitation of the Meadowbank Gold Project.  Assuming that all required permits are received and a final production decision is made by the Company with respect to Meadowbank, substantial long-term financing would be required to develop and construct the property.  Currently, the Company anticipates that such financing would be derived from a combination of debt and equity financing.

The ultimate success of Meadowbank will be dependent on, among other factors, the U.S. dollar price of gold as well as the U.S. dollar currency exchange rate relative to the Canadian dollar.  In addition, if the Company were able to partially finance the development of Meadowbank with long-term debt financing, the Company's future profitability would likely be sensitive to market interest rates.

During 2005, the Company plans to incur approximately $3.5 million in exploration costs at Meadowbank, subject to the availability of third-party drillers.  An additional $3.1 million is budgeted for feasibility and engineering costs, environmental permitting and other Meadowbank development activities.  The Company's 2005 budgeted expenditures for general and administrative costs are $1.4 million.  In addition, the Company expects to incur approximately $1.0 million on other corporate expenses (consisting of insurance, public relations, investor relations and stock exchange listing costs).

During 2005, the Company's share of exploration costs on its joint venture interest in Meliadine West will once again be fully financed via the Company's contingent non-recourse loan arrangement with the operator of the Meliadine West joint venture.

As of December 31, 2004, the Company held approximately 1.5 million shares of EuroZinc Mining Corporation (EuroZinc) with a market value of $1.0 million, based on the quoted share trading price at year-end.  This amount may not be reflective of what the Company would realize on liquidation of its investment.

E.

Off-balance Sheet Arrangements

The Company has no off-balance sheet arrangements required to be disclosed in this Annual Report on Form 20-F.

F.

Tabular Disclosure of Contractual Obligations

The information required by this section is included above under " -- B.  Liquidity and Capital Resources".

ITEM 6

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The information set forth in this Item 6 is dated as of April 25, 2005, other than the information concerning directors' terms of office which is as of June 9, 2005 reflecting results of the Company's AGM on that date..

A.

Directors and Senior Management

The following table sets out certain information concerning the directors and executive officers of the Company.  In accordance with the Company's Articles the Board of Directors determine the number of directors to be elected at the Company's Annual General Meeting of shareholders.  Directors are elected by the shareholders at each annual general meeting as required to fill any vacancies.  Directors may be elected for a term of one to three years by ordinary resolution of the shareholders at the time of election and the term may be varied by special resolution of the shareholders.  Directors may also increase the size of the Board of Directors by up to one-third over the number in office after any Annual General Meeting.  All officers of the Company are appointed annually at a directors meeting immediately following the AGM.

Name and Address (Municipality)(1)	Office Held	Term of Office Start Date	Term of Office End Date
Kerry M. Curtis Richmond, B.C.	President Chief Executive Officer Director	Mar 06, 2003 Mar 06, 2003 Oct 17, 2002	n/a n/a AGM 2006
Walter T. Segsworth (3) West Vancouver, B.C.	Chairman Co-Chairman Director	June 10, 2004 May 09, 2002 May 09, 2002	n/a n/a AGM 2008
J. Michael Kenyon (4) Vancouver, B.C.	Director	Dec 05, 1979	AGM 2007
Jonathan A. Rubenstein (2)(4) Vancouver, B.C.	Director	May 20, 1983	AGM 2006
Abraham I. Aronowicz (2)(3) Vancouver, B.C.	Director	Jun 09, 1994	AGM 2007
Glen D. Dickson North Vancouver, B.C.	Director	May 07, 1993	AGM 2006
Richard M. Colterjohn (2)(3)(4) Toronto, Ontario	Director	Jun 05, 2003	AGM 2008
Brad Thiele Surrey, B.C.	Vice President, Meadowbank Development	Apr 10, 2002	n/a
Michael L. Carroll Walnut Creek, California	Chief Financial Officer Corporate Secretary	June 5, 2003 April 27, 2004	n/a n/a

(1)

The information as to country of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(2)

Denotes member of Audit Committee.

(3)

Denotes member of Compensation Committee.

(4)

Denotes member of Corporate Governance Committee.

Name	Principal Occupation Past Five Years	Outside Directorships
Kerry M. Curtis

Geologist.  President and Chief Executive Officer of the Company since March 2003; Interim President and Chief Executive Officer of the Company from October 17, 2002 to February 2003; Senior Vice President of the Company from May 1998 to October 2002.

None
Walter T. Segsworth	Mining Engineer (semi-retired). Director of various companies since 2002. President of Homestake Mining Company from 1999 to 2001, President of Homestake Canada from 1998 to 1999.	Yukon Zinc Corporation Great Basin Gold Ltd. Northern Dynasty Minerals UEX Corporation Plutonic Power Corporation

J. Michael Kenyon	President of Canico Resource Corp. since 2001, prior thereto President of Hastings Resources Corp., prior thereto President of Sutton Resources Ltd.	Canico Resource Corp.
Jonathan A. Rubenstein	Vice-President & Corporate Secretary and Director of Canico Resource Corp. since 2001; Self-employed Mining Industry Consultant from 1999 to 2001; Director of the Company since May 20, 1983.	Canico Resource Corp. Redcorp Ventures Ltd. Dynamic Oil & Gas Ltd. Rhone 2004 Flow-Through L.P. Rhone 2005 Flow-Through L.P.
Abraham I. Aronowicz

Independent Businessman; President of EMTWO Properties Inc. since 1982, a real estate company; President of DJA Enterprises since 1985, a real estate company; Director of Redcorp Ventures since 2000, a mineral exploration and development company; Director of the Company since June 9, 1994; Formerly: Director of Redfern Resources Ltd. from 1993 – 2000 and Vice-President from 1992 to 2000.

Redcorp Ventures Ltd.
Glen D. Dickson	Geologist. President & Chief Executive Officer of the Company from February 1994 to October 2002.	Atna Resources Ltd. Gold-Ore Resources Ltd.
Richard M. Colterjohn

Since October 2003 Managing Partner, Glencoban Capital Management Inc., a merchant banking firm, and from February 2004, President and CEO of privately held Centenario Copper Corporation; from April 1992 to April 2002, Managing Director, Corporate Finance Dept. UBS Bunting Warburg Inc.

Canico Resource Corp. Viceroy Exploration Ltd.
Brad Thiele	Professional Mining Engineer. Vice President, Meadowbank Project Development, of the Company since June 2002, prior thereto independent mining consultant.	None

Michael L. Carroll

Certified Public Accountant and Financial Consultant. Chief Financial Officer of the Company since May 2003; Corporate Secretary of the Company since April 2004; Formerly: Self-employed Financial Consultant from 2002 to 2003; Vice President and Treasurer and Director of Taxes for Homestake Mining Company from 1991 to 2002; Assistant Vice President, Bond International Gold Inc. from 1987 to 1991 and Director of Taxes, St. Joe Minerals Corporation 1983 to 1991.

None

There are no family relationships between any director or executive officer and any other director or executive officer.  There are no arrangements or understanding with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

The board of directors has determined that all of the directors except for Kerry Curtis, who is the CEO and President of the Company, are "unrelated" within the meaning of the corporate governance guidelines established by the TSX, and are "independent" within the meaning of AMEX listing standards.

B.

Compensation

Management compensation

The following is a summary of the compensation paid, and benefits in kind granted, to the Company's three executive officers for the fiscal year ended December 31, 2004.

Name and Principal Position	Year	Annual Salary ($)	Bonus ($)	Securities Under Options granted (#)	All Other Compen- sation ($)
Kerry M. Curtis President & Chief Executive Officer	2004	175,000	--	180,000	--
Michael L. Carroll Chief Financial Officer & Corporate Secretary	2004	150,000	--	120,000	2,585(1)
Brad Thiele Vice-President, Meadowbank Development	2004	100,000	--	170,000	52,650(2)

Notes:

(1)

Relocation costs.

(2)

Consulting fees.

The following table sets forth additional details of the stock options granted to the Company's three executive officers in the year ended December 31, 2004:

	Common Shares Under Options Granted (#)	Exercise or Base Price ($/Security)	Expiration Date
Kerry M. Curtis	180,000	$2.02	07-30-09
Michael L. Carroll	120,000	$2.02	07-30-09
Brad Thiele	50,000 120,000	$1.85 $2.02	04-29-09 07-30-09

No stock options held by the executive officers were repriced during the last financial year.  The Company does not provide retirement benefits for directors or executive officers.

The Company has employment agreements in place with various key employees including agreements dated December 1, 2003 (the "Formal Agreements") with each of Kerry Curtis, the President and Chief Executive Officer of the Company, Michael Carroll, the Chief Financial Officer and Corporate Secretary of the Company and Brad Thiele, the Vice President of Meadowbank Development of the Company.  The Formal Agreements establish the terms and conditions under which the Company would compensate Messrs. Curtis, Carroll and Thiele in their roles as President and Chief Executive Officer, Chief Financial Officer and Corporate Secretary and Vice President of Meadowbank Development, respectively, including their annual salary, option issuances, employee benefit entitlements, special cash bonus incentives upon completion of certain objectives with respect to the Company's Meadowbank Gold Project (the "Meadowbank Bonuses"), termination benefits and, in the case of Mr. Carroll, monies to be paid in connection with relocating.

The termination benefits provided for in the Formal Agreements include the following:

    a severance payment, in lieu of notice, equal to two years' annual salary plus two times the average cash bonus received by the employee (excluding the Meadowbank Bonuses) during the three preceding years; and

    in the case of all vested options, extending the exercise period from 30 days after the date of termination to the earlier of the original expiry date or three years from the date of termination.

In the case of either a termination or resignation for good cause following a takeover of control, the Formal Agreements provide additional termination benefits, including:

    two year continuation of specified employee benefits;

    acceleration of Meadowbank Bonuses based on specified thresholds; and

    in the case of options held by the employee, removal of all vesting provisions and the elimination of any otherwise applicable accelerated exercise period.

Director compensation

The Company does not currently provide cash compensation to its directors in their capacities as such but may decide to do so in future.  The following stock options were granted to the directors of the Company who were not executive officers, as a group, during the last financial year ended December 31, 2004:

	Common Shares Under Options Granted (#)	Exercise or Base Price ($/Security)	Expiration Date
Non-executive directors (as a group)	390,000(1)	$2.02	07-30-09

 (1)

Of these securities, 60,000 were granted to a director who resigned on October 31, 2004.

During 2004, except for the above-noted stock options, the directors of the Company did not receive compensation for services provided to the Company in their capacities as directors and/or consultants and/or experts.

C.

Board Practices

Tenure of Board of Directors

Please refer to " -- A.  Directors and Senior Management," above, for information about terms of office of the directors of the Company.

No director of the Company is currently party to a service contract with the Company or any of its subsidiaries that provides for benefits upon termination of employment, other than Kerry Curtis, in his capacity as President and Chief Executive Officer of the Company.

During fiscal 2004, there were three standing committees of the Board of Directors:  the Audit Committee; the Compensation Committee; and the Corporate Governance Committee, each described below.  All of the directors on each committee are "unrelated" within the meaning of the corporate governance guidelines established by the TSX, and are "independent" within the meaning of AMEX listing standards.

Audit Committee

The Company's Audit Committee is composed of Richard Colterjohn, Abraham Aronowicz and Jonathan Rubenstein.  Mr. Colterjohn acts as Chairman of the Audit Committee.  All members of the Audit Committee are financially literate and at least one member, Mr. Colterjohn, is considered to be a financial expert and has been designated by the board as the "Audit Committee Financial Expert" as that term is defined under Section 407 of the Sarbanes-Oxley Act of 2002.  The Audit Committee is appointed by the Board of Directors and its members hold office until removed by the Board of Directors or until the next annual shareholders meeting of the Company, at which time their appointments expire and they are eligible for reappointment.

 The role of the Audit Committee is to assist the board in fulfilling its oversight responsibility to the shareholders, potential shareholders, the investment community and others relating to:  (i) the integrity of the Company's financial statements; (ii) the financial reporting process; (iii) the systems of internal accounting and financial controls; (iv) the performance of the Company's internal audit function and independent auditors; (v) the independent auditor's qualifications and independence; and (vi) the Company's compliance with ethics policies and legal and regulatory requirements.

The principal responsibilities of the Audit Committee include reviewing annual and quarterly financial statements, ensuring that internal controls over accounting and financial systems are maintained and that accurate financial information is disseminated to shareholders, reviewing the results of internal and external audits and any change in accounting procedures or policies, evaluating the performance of the Company's auditors, pre-approving all audit and non-audit services provided by the auditors and establishing the remuneration of the auditors.

Compensation Committee

The Company's Compensation Committee, which administers the Company's executive compensation program, is composed of Richard Colterjohn, Abraham Aronowicz and Walter Segsworth.  Mr. Segsworth is the non-executive Chairman of the Company.  The Committee has, as part of its mandate, primary responsibility for making recommendations for approval by the board of directors with respect to the appointment and remuneration of executive officers of the Company and for granting options under the Company's Employee and Directors' Equity Incentive Plan.  The Committee also evaluates the performance of the Company's senior executive officers and reviews the design and competitiveness of the Company's compensation plans.

Corporate Governance Committee

The Company's Corporate Governance Committee is composed of Richard Colterjohn, J. Michael Kenyon and Jonathan Rubenstein.  The role of the Corporate Governance Committee includes overseeing and making recommendations to the board of directors on developing the Company's approach to corporate governance issues, proposing to the board of directors new nominees to the board of directors and assessing directors and management on an ongoing basis.

D.

Employees

The breakdown of total employees and annual remuneration for 2004, 2003, and 2002 was as follows:

Year	Employees		Annual Remuneration
	Full-Time	Seasonal	Nunavut	British Columbia	Total
2004	14	26	$591,750	$890,902	$1,482,652
2003	10	45	$817,634	$667,488	$1,485,122
2002	6	38	$533,409	$413,498	$946,907

None of the Company's employees are unionized.  The number of seasonal employees, and payroll costs in Nunavut, fluctuate depending on the size and timing of the Company's exploration programs.

E.

Share Ownership

The following table sets forth the beneficial share ownership of those persons listed (or whose compensation is otherwise disclosed) in subsection 6.B above and includes details of all options to purchase shares of the Company held by such persons:

Name	Beneficial Share Ownership (1)	Number of Options (2)	Beneficial Ownership Percentage (1)	Purchase Price of Options (if any)	Exercise Price	Expiry Date

Walter T. Segsworth	415,000	275,000 10,000 30,000 90,000 405,000	*	N/A	$2.30 2.00 4.85 2.02	May 3, 2007 July 31, 2007 Nov. 25, 2008 July 30, 2009
Kerry M. Curtis	404,000	90,000 125,000 60,000 180,000 455,000	*	N/A	$2.00 2.65 4.85 2.02	July 31, 2007 Mar. 5, 2008 Nov. 25, 2008 July 30, 2009

Abraham Aronowicz	4,436,214	55,000 30,000 50,000 135,000	8.1%	N/A	$2.00 4.85 2.02	July 31, 2007 Nov. 25, 2008 July 30, 2009
Richard Colterjohn	280,000	180,000 20,000 30,000 50,000 280,000	*	N/A	$2.55 3.56 4.85 2.02	June 5, 2008 Aug. 21, 2008 Nov. 25, 2008 July 30, 2009
Glen Dickson	186,815	105,000 20,000 40,000 165,000	*	N/A	$2.00 4.85 2.02	July 31, 2007 Nov. 25, 2008 July 30, 2009
J. Michael Kenyon	461,064(3)	50,000 35,000 30,000 50,000 165,000	*	N/A	$0.80 2.00 4.85 2.02	Dec. 15, 2005 July 31, 2007 Nov. 25, 2008 July 30, 2009
Jonathan A. Rubenstein	200,000	50,000 45,000 30,000 50,000 175,000	*	N/A	$0.80 2.00 4.85 2.02	Dec. 15, 2005 July 31, 2007 Nov. 25, 2008 July 30, 2009
Michael L. Carroll	205,000	200,000 45,000 120,000 365,000	*	N/A	$2.45 4.85 2.02	May 13, 2013 Nov. 25, 2008 July 30, 2009
Brad Thiele	219,000	60,000 20,000 45,000 50,000 120,000 295,000	*	N/A	$1.85 2.00 4.85 1.85 2.02	Apr. 5, 2007 July 31, 2005 Nov. 25, 2008 Apr. 29, 2009 July 30, 2009

(1)

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission.  In computing the number of shares owned by a person and the percentage ownership of that person, common shares subject to options or warrants (if any) held by that person that are currently exercisable or exercisable within 60 days of April 25, 2005, are deemed outstanding.  Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.  This table has been prepared based on 54,973,941 common shares outstanding as of April 25, 2005.

(2)

Includes vested and non-vested options to purchase common shares of the Company.

(3)

Includes 127,000 common shares held indirectly through JMK Holdings Ltd., a wholly-owned company of Mr. Kenyon.

* Less than 1%.

Stock Option Plan

The Company's current stock option plan (the "Plan"), as approved by the shareholders on June 10, 2004 and by the Toronto Stock Exchange on July 14, 2004, currently reserves a maximum of 5,441,394 common shares for issuance upon option exercise.  Under the terms of the Plan, the maximum number of common shares that may be reserved for issuance to insiders of the Company may not exceed 10% of the common shares outstanding on the date of grant.

The purpose of the Plan is to allow the Company to grant options to directors, officers, employees and consultants, as an incentive to dedicate their efforts to advance the success of the Company.  The granting of options is intended to align the interests of such persons with that of the shareholders.  Stock options granted under the Plan are non-transferable and the exercise period of any option grant will not exceed 10 years from the date of grant.  The exercise price of stock options is generally equal to the closing price of the Company's common shares on the Toronto Stock Exchange immediately preceding the date of grant.  The Company's board of directors is authorized to amend, suspend or terminate the Plan in accordance with applicable legislation and subject to any required approval and may also amend or modify any outstanding option in any manner to the extent that the board of directors would have had authority to initially grant such option subject to consent of the affected participants, prior approval of the relevant stock exchanges and, if applicable, disinterested shareholder approval.

ITEM 7

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

The following table sets forth the names of the only shareholders who, to the knowledge of management of the Company, as of April 25, 2005, beneficially owned more than five percent (5%) of any class of the Company's voting securities:

Name	Number of Common Shares Beneficially Owned (1)	Beneficial Ownership Percentage
Kinross Gold Corporation	7,857,700	14.3%
Abraham Aronowicz	4,436,214 (2)	8.1%

(1)

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission.  In computing the number of shares owned by a person and the percentage ownership of that person, common shares subject to options or warrants (if any) held by that person that are currently exercisable or exercisable within 60 days of April 25, 2005, are deemed outstanding.  Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.  This table has been prepared based on 54,973,941 common shares outstanding as of April 25, 2005.

(2)

Includes 135,000 shares which may be acquired upon the exercise of stock options owned by Mr. Aronowicz that are exercisable within 60 days of April 25, 2005.

As of April 30, 2004, Kinross Gold Corporation reported that it had acquired (for investment purposes) a total of 4.8 million of the Company's common shares, or 8.8% of the Company's outstanding shares.  During the remainder of 2004, Kinross reported additional increases in its share interest in the Company to approximately 7.9 million shares or 14.3% of the Company's outstanding shares.

The shareholders identified above do not have special rights with respect to their Common Shares beyond those rights accorded all shareholders of the Company's Common Shares.

As of April 25, 2005, there were 54,973,941 common shares of the Company issued and outstanding.  To the best of the Company's knowledge and based on the records of the Company's registrar and transfer agent, Computershare Company of Canada of Vancouver, Canada, as at May 9, 2005 there were 1,590 holders of the Company's common shares resident in the United States, holding 11,289,245 common shares.  This number represents approximately 21.0% of the total issued and outstanding common shares of the Company.

To the best of its knowledge, the Company is not directly or indirectly controlled by another corporation, a foreign government or any other natural or legal persons severally or jointly and no stockholder owns more than five percent (5%) of its voting stock except as set forth above.

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

(b)

associates;

(c)

individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individual's family;

(d)

key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors and senior management of companies and close members of such individuals' families; and

(e)

enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence including enterprises owned by directors or major shareholders of the Company and enterprises that have a member of key management in common with the Company.

The Company is currently a party to formal employment agreements dated December 1, 2003 (the "Formal Agreements") with Kerry Curtis, the President and Chief Executive Officer of the Company, and Michael Carroll, the Chief Financial Officer and Corporate Secretary of the Company and an employment agreement dated May 1, 2004 with Brad Thiele, the Vice President of Meadowbank Development of the Company. For further information about these agreements, please see "Item 6.  Directors, Senior Management and Employees -- B.  Compensation --Termination of Employment, Change in Responsibilities and Employment Contracts".

On July 8, 2002, the Company entered into a subscription agreement with JAG Holdings Ltd. ("JAG"), a company wholly-owned by John Greig, who was at that time a director and Chairman of the Company, pursuant to which JAG agreed to purchase 52,635 flow-through common shares of the Company at a price of $2.85 per flow-through share in connection with a brokered private placement.  Mr. Greig disclosed his interest in the transaction to the board and abstained from voting on the transaction.  The terms of the private placement were approved by the remaining directors and by The Toronto Stock Exchange.

In addition, on July 8, 2002, Glen Dickson and William McCrindle, in their capacities of directors of the Company and of Lithic Resources Ltd., disclosed their interest to the board in a right of first refusal agreement dated June 7, 2002 between the Company and Resource Capital Fund II LP ("RCF") pursuant to which the Company granted to RCF a right of first refusal until December 7, 2002 to purchase any of the 1,392,744 common shares of Lithic Resources Ltd. which the Company held and which the Company intended to sell or otherwise dispose of.

Messrs. Dickson and McCrindle abstained from voting on the transaction and it was approved by the remaining directors.

No officer or director of the Company, or any associate of such person, was indebted to the Company at any time during the fiscal years ended December 31, 2004, 2003 or 2002.

Certain directors of the Company are associated with other natural resource companies.  To the extent that such other companies may participate in ventures in which the Company may participate, the Company's directors may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  In the event that such a conflict of interest arises, at a meeting of the Company's directors, a director who has such a conflict will abstain from voting on the matter.  From time to time, several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program.  It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to financial constraints.  In accordance with the laws of the Province of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interest of the Company.  In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

C.

Interests of Experts and Counsel

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 8

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

This Annual Report contains the audited financial statements of the Company for the years ended December 31, 2004, 2003 and 2002, including an Audit Report dated March 10, 2005.  The following financial statements are included:  Balance Sheets as at December 31, 2004 and 2003; Statements of Loss and Deficit for the Fiscal Years Ended December 31, 2004, 2003 and 2002; and Statements of Cash Flows for the Fiscal Years Ended December 31, 2004, 2003 and 2002.  Also included are Notes to the Financial Statements for the Fiscal Years Ended December 31, 2004, 2003 and 2002.  The Company's financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").  Differences between Canadian GAAP and United States generally accepted accounting principles ("US GAAP") that would have affected the Company's reported financial statements if the Company had followed US GAAP are disclosed in Note 15 of the Financial Statements.

Legal Proceedings

There are no material legal proceedings to which the Company or any of its subsidiaries was a party or in respect of which the properties of the Company or any of its subsidiaries was subject.  As of December 31, 2004, the Company's management has no knowledge of any legal proceedings in which the Company or any of its subsidiaries may be involved which are contemplated by governmental authorities or otherwise.

Dividend Policy

The Company has not paid any dividends on its Common Shares and has no dividend policy with respect to the payment of dividends.

B.

Significant Changes

No significant change has occurred since the date of the annual financial statements included in this Annual Report on Form 20-F.  On February 24, 2005, the Company announced the results from the Feasibility Study on the Company's 100% owned Meadowbank Gold Project located in Nunavut, Canada.  Please see "Item 4.  Information on the Company -- D.  Property, Plant and Equipment -- The Feasibility Study" for further information.

ITEM 9

THE OFFER AND THE LISTING

A.

Offer and Listing Details

Since September 18, 1995, the common shares of the Company have been listed for trading on The Toronto Stock Exchange (the "TSX").  On February 3, 2004, the common shares of the Company were also listed and commenced trading on the American Stock Exchange ("AMEX").

The following table sets out the annual high and low market prices of the common shares on the TSX during the five most recent full fiscal years through December 31, 2004, and on the AMEX during the applicable period in 2004:

	TSX	TSX	AMEX	AMEX
	HIGH (Cdn. $)	LOW (Cdn. $)	HIGH (US $)	LOW (US $)
2000	$2.35	$0.70	n/a	n/a
2001	$1.15	$0.60	n/a	n/a
2002	$3.44	$0.80	n/a	n/a
2003	$5.25	$2.00	n/a	n/a
2004	$4.78	$1.72	$3.69*	$1.28*

*  The Company's common shares were listed and commenced trading on AMEX on February 3, 2004.

The following table sets out the market price range of the common shares on the TSX and AMEX for the last two fiscal years, and subsequent period, by fiscal quarter:

	TSX	TSX	AMEX	AMEX
	HIGH (Cdn. $)	LOW (Cdn. $)	HIGH (US $)	LOW (US $)
2003
First Quarter	$3.05	$2.00	n/a	n/a
Second Quarter	$3.38	$2.15	n/a	n/a
Third Quarter	$4.53	$2.79	n/a	n/a
Fourth Quarter	$5.25	$3.80	n/a	n/a
2004
First Quarter	$4.78	$2.20	n/a	n/a
Second Quarter	$2.56	$1.72	$1.96	$1.28
Third Quarter	$2.40	$1.88	$1.86	$1.42
Fourth Quarter	$2.85	$1.97	$2.35	$1.50
2005
First Quarter	$2.01	$1.55	$1.71	$1.29

The following table sets out the high and low market prices of the common shares on the TSX and AMEX for the last six months:

	TSX	TSX	AMEX	AMEX
	HIGH (Cdn. $)	LOW (Cdn. $)	HIGH (US $)	LOW (US $)
December 2004	$2.43	$1.97	$2.05	$1.62
January 2005	$2.01	$1.61	$1.71	$1.36
February 2005	$1.90	$1.58	$1.54	$1.36
March 2005	$1.90	$1.55	$1.51	$1.29
April 2005	$1.71	$1.43	$1.38	$1.14
May 2005	$1.52	$1.30	$1.22	$1.02

On June 1, 2005, the closing price of the common shares on the TSX was Cdn.$ 1.35, and was US$ 1.08 on the AMEX.

B.

Plan of Distribution

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

C.

Markets

The Company's Common Shares are listed for trading on the TSX and the AMEX.

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

B.

Memorandum and Articles of Association

1.  The Company's objects and purposes as set forth in its Articles:

The Company's Articles are silent as to the Company's objects and purposes.

2.  Matters relating to Directors of the Company:

(a) Director's power to vote on a proposal, arrangement or contract in which the director is materially interested:

Part 17.2 of the Company's Articles provides that "A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors' resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution."

(b) Directors' power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body:

Part 13.5 of the Company's Articles provides that "The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of the directors, if any, will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director."  Part 13.7 states "If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company's business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive."  In addition, Part 13.8 of the Company's Articles provides that "Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance."

(c) Borrowing powers exercisable by the directors and how such borrowing powers can be varied:

Part 8(1) of the Company's Articles provides that the directors may authorize the Company to "borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate."  Part 8(2) states that if authorized by the directors, the Company may "issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate"  In addition, Parts 8(3) and 8(4) state that the directors can also authorize the Company to "guarantee the repayment of money by any other person or the performance of any obligation of any other person; and mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company."

(d) The Company's Articles are silent with regard to the retirement or non-retirement of directors under an age limit requirement.

(e) Number of shares, if any, required for qualification:

Part 13.4 of the Company's Articles states that "A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the Business Corporations Act to become, act or continue to act as a director."

3.  Rights, preferences and restrictions attaching to each class of shares:

(a) Dividend rights, including time limit after which dividend entitlement lapses

The Company's shareholders, subject to the rights, privileges and restrictions attaching to a particular class of shares, have the right to receive dividends if, as and when declared by the Board of Directors.  Neither the Business Corporations Act nor the Company's Articles provides for lapses in dividend entitlement.

(b) Voting rights; staggered re-election intervals; cumulative voting

Each Common Share in the capital of the Company entitles its holder to one vote at any annual or special meeting of the Company's shareholders.  The Company's Articles provide for election of directors on a rotation basis.  Shareholders of the Company do not have cumulative voting.

(c) Rights to share in surplus in event of liquidation

In the event of liquidation, dissolution or winding-up of the Company or other distribution of its assets, the holders of Common Shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the Company has paid out its liabilities.

(d) Other

Holders of Common Shares do not have rights to share in the profits of the Company.  There are no redemption or sinking fund provisions with respect to the Company's Common Shares.  Common shareholders have no liability as to further capital calls by the Company.  There are no provisions discriminating against any existing or prospective holder of Common Shares of the Company as a result of such shareholder owning a substantial number of Common Shares.  Holders of Common Shares do not have pre-emptive rights.

4.  Actions necessary to change the rights of holders of the Company's stock:

In order to change the rights of holders of a class of the Company's stock, a vote of a majority of the issued and outstanding shares of that class is required.

5.  Conditions governing manner in which annual general meetings and extraordinary general meetings of shareholders are convoked, including conditions of admission:

Annual Meeting

Part 10.1 of the Company's Articles states that "Unless an annual general meeting is deferred or waived in accordance with the Business Corporations Act, the Company must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors."

Special Meetings

Part 10.3 of the Company's Articles states that "The directors may, whenever they think fit, call a meeting of shareholders."  An extraordinary general meeting, if requisitioned in accordance with the Business Corporations Act shall be convened by the Directors or, if not convened by the Directors, may be convened by the requisitionists as provided in the Business Corporations Act."

Part 10.4 of the Company's Articles provides that "The Company must send notice of the date, time and location of any meeting of shareholders, in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company…."

6.  Limitations on rights to own securities of the Company:

See "Item 10 – D. "Exchange Controls" for a discussion of the Investment Canada Act, affecting acquisition and control of Canadian businesses by non-Canadians.

7.  Provisions of Company's articles, charter or by-laws that have the effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition, or corporate restructuring involving the Company:

There are no such provisions in the Company's Articles.

8.  Provisions governing the ownership threshold above which shareholder ownership must be disclosed:

The British Columbia Securities Act provides that a person that has direct or indirect beneficial ownership of, control or direction over, or a combination of direct or indirect beneficial ownership of, and of control or direction over, securities of the issuer carrying more than 10% of the voting rights attached to all the issuer's outstanding voting securities must, within 10 days of becoming an "insider", file an insider report in the required form effective the date on which the person became an insider, disclosing any direct or indirect beneficial ownership of, or control or direction over, securities of the reporting issuer. The British Columbia Securities Act also provides for the filing of a report by an "insider" of a reporting issuer who acquires or transfers securities of the issuer.  This insider report must be filed within 10 days of the date that the security is acquired.

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

9.  Significant differences between law applicable to the Company and law of the United States.  See 8, above.   See also note concerning AMEX corporate governance matters, below.

AMEX Corporate Governance Matters

The Company's common shares are listed on the AMEX, as well as the TSX.  Section 110 of the AMEX Company Guide permits AMEX to consider the laws, customs and practices of foreign issuers in relaxing certain AMEX listing criteria, and in granting exemptions from AMEX listing criteria based on these considerations.  A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law.  A description of the significant ways in which the Company's governance practices differ from those followed by domestic companies pursuant to AMEX standards is contained on the Corporate Governance section of the Company's website, www.cumberlandresources.com.

C.

Material Contracts

Following is a summary of each material contract, other than contracts entered into in the ordinary course of business, to which the Company is a party, during the previous two fiscal years and the first six months of 2005:

1.  Employment Contracts with Kerry Curtis, Michael Carroll and Brad Thiele.  Please see "Item 6. Directors, Senior Management and Employees-- Compensation --B. -- Termination of Employment, Change in Responsibilities and Employment Contracts" for information about these contracts.

2.  Cumberland Resources Ltd. Incentive Share Option Plan dated April 17, 1995 (as amended in April 1999 and June 2004).  The Company's share option plan was amended in June 2004 in order to replenish the number of common shares available for the grant of options under the Plan.  Under the amended Plan, the maximum number of common shares that may be reserved for issuance shall not exceed 5,441,394 common shares or such greater number that may be approved by the Company's shareholders.

D.

Exchange Controls

Canada has no system of exchange controls.  There are no exchange restrictions on borrowing from foreign countries nor on the remittance of dividends, interest, royalties and similar payments, management fees, loan repayments, settlement of trade debts or the repatriation of capital. Any such remittances to United States residents, however, may be subject to a withholding tax pursuant to the Canadian Income Tax Act as modified by the reciprocal tax treaty between Canada and the United States. See "Item 10E., Taxation".

Except as provided in the Investment Canada Act (the "IC Act"), there are no limitations under the laws of Canada, the Province of British Columbia or in any constituent documents of the Company on the right of non-Canadians to hold or vote the common shares of the Company.

The IC Act governs acquisitions of Canadian business by a non-Canadian person or entity. The IC Act requires a non-Canadian (as defined in the IC Act) making an investment to acquire control of a Canadian business, the gross assets of which exceed certain defined threshold levels, to file an application for review with the Investment Review Division of Industry Canada. The IC Act provides, among other things, for a review of an investment in the event of acquisition of "control" in certain Canadian businesses in the following circumstances:

1. If the investor is a non-Canadian and is a national of a country belonging to the North American Free Trade Agreement ("NAFTA") and/or the World Trade Organization ("WTO") ("NAFTA or WTO National"), any direct acquisition having an asset value exceeding $250,000,000 (for 2005) is reviewable. This amount is subject to an annual adjustment on the basis of a prescribed formula in the IC Act to reflect inflation and real growth within Canada. This threshold level does not apply in certain sections of Canadian industry, such as uranium, financial services (except insurance), transportation services and cultural services (i.e. the publication, distribution or sale of books, magazines, periodicals (other than printing or typesetting businesses), music in print or machine readable form, radio, television, cable and satellite services; the publication, distribution, sale or exhibition of film or video recordings on audio or video music recordings), to which lower thresholds as prescribed in the IC Act are applicable.

2. If the investor is a non-Canadian and is not a NAFTA or WTO National, any direct acquisition having an asset value exceeding $5,000,000 and any indirect acquisition having an asset value exceeding $50,000,000 is reviewable.

3. If the investor is a non-Canadian and is NAFTA or WTO National, an indirect acquisition of control is reviewable if the value of the assets of the business located in Canada represents more than 50% of the asset value of the transaction or the business is involved in uranium, financial services, transportation services or cultural services (as set forth above).

Finally, certain transactions prescribed in the IC Act are exempted from review altogether.

In the context of the Company, in essence, three methods of acquiring control of a Canadian business are regulated by the IC Act: (i) the acquisition of all or substantially all of the assets used in carrying on business in Canada; (ii) the acquisition, directly or indirectly, of voting shares of a Canadian corporation carrying on business in Canada; or (iii) the acquisition of voting shares of an entity which controls, directly or indirectly, another entity carrying on business in Canada.

An acquisition of a majority of the voting shares of a Canadian entity, including a corporation, is deemed to be an acquisition of control under the IC Act. However, under the IC Act, there is a rebuttable presumption that control is acquired if one-third of the voting shares of a Canadian corporation or an equivalent undivided interest in the voting shares of such corporation are held by a non-Canadian person or entity. An acquisition of less than one-third of the voting shares of a Canadian corporation is deemed not to be an acquisition of control. An acquisition of less than a majority, but one-third or more, of the voting shares of a Canadian corporation is presumed to be an acquisition of control unless it can be established that, on the acquisition, the Canadian corporation is not, in fact, controlled by the acquirer through the ownership of voting shares. For partnerships, trusts, joint ventures or other unincorporated Canadian entities, an acquisition of less than a majority of the voting interests is deemed not to be an acquisition of control.

In addition, if a Canadian corporation is controlled by a non-Canadian, the acquisition of control of any other Canadian corporation by such corporation may be subject to the prior approval of the Investment Review Division, unless it can be established that the Canadian corporation is not in fact controlled by the acquirer through the ownership of voting shares.

Where an investment is reviewable under the IC Act, the investment may not be implemented unless it is likely to be of net benefit to Canada. If an applicant is unable to satisfy the Minister responsible for Industry Canada that the investment is likely to be of net benefit to Canada, the applicant may not proceed with the investment. Alternatively, an acquirer may be required to divest control of the Canadian business that is the subject of the investment.

In addition to the foregoing, the IC Act provides for formal notification under the IC Act of all other acquisitions of control by Canadian businesses by non-Canadian investors. The notification process consists of filing a notification within 30 days following the implementation of an investment, which notification is for information, as opposed to review, purposes.

E.

Taxation

Canadian Federal Income Tax Consequences

The following discussion is a summary of the principal Canadian federal income tax considerations generally applicable to purchasers of the Company's Common Shares who, for purposes of the Income Tax Act (Canada) and Income Tax Regulations (the "Canadian Act"), deal at arm's length with the Company, hold Common Shares as capital property, and are not deemed to be residents of Canada at any time when holding Common Shares, do not use or hold and are not deemed to use or hold Common Shares in or in the course of carrying on business in Canada, are not tax exempt under the Canadian Act, are not financial institutions as defined in the Canadian Act that are subject to the "mark to market" rules in the Canadian Act and, are not insurers who carry on an insurance business in Canada and elsewhere.. Such a purchaser is referred to in this discussion as a "shareholder".

This summary is based on the current provisions of the Canadian Act and the Canada-United States Income Tax Convention (1980) (the "Treaty") as amended.  This summary takes into account specific proposals to amend the Canadian Act publicly announced by the Minister of Finance prior to the date hereof and the Company's understanding of the current published administrative and assessing practices of the Canada Revenue Agency.  This summary does not take into account Canadian provincial income tax law or the income tax laws of any country other than Canada.

A shareholder of the Company will generally not be subject to tax pursuant to the Canadian Act on a capital gain realized on a disposition of Common Shares unless the Common Shares are "taxable Canadian property" to the shareholder for purposes of the Canadian Act and the shareholder is not eligible for relief pursuant to an applicable bilateral tax treaty.  The Common Shares will not be taxable Canadian property to a shareholder provided that such Common Shares are listed on a prescribed Canadian or foreign stock exchange within the meaning of the Canadian Act and provided that such shareholder, or persons with whom such shareholder did not deal at arm's length (within the meaning of the Canadian Act), or any combination thereof, did not own 25% or more of the issued shares of any class or series of the Company at any time within five years immediately preceding the date of disposition.  In addition, the Treaty will generally exempt a shareholder who is a resident of the United States for purposes of the Treaty from tax in respect of a disposition of Common Shares provided that the value of the shares of the Company is not derived (directly or indirectly) principally from a real property interest (including resource property) situated in Canada.

Under the Canadian Act, a disposition of shares that constitute taxable Canadian property will give rise to a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of such shares, net of any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base of such shares to the shareholder.  Generally, unless exempt under an applicable bilateral tax treaty, one half of any such capital gain (a "taxable capital gain") realized by the shareholder on a disposition or deemed disposition of such shares is included in computing his Canadian income tax for that year as a taxable capital gain.  One half of any capital loss (an "allowable taxable loss") realized by a shareholder on a disposition or deemed disposition of such a share in a taxable year may generally be deducted from his Canadian taxable capital gains for that year.  Allowable capital losses for a taxation year in excess of taxable capital gains for that year may generally be carried back and deducted in any of the three proceeding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years to the extent and under the circumstances described in the Canadian Act.

Under the Canadian Act, the disposition of a share by a shareholder may occur or be deemed to occur in a number of circumstances including on a sale or gift of such share upon the shareholder becoming or ceasing to be resident in Canada or upon the death of the shareholder.

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

Any dividend, including stock dividends, paid or credited, or deemed to be paid or credited, by the Company to or for the benefit of a shareholder will be subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend, subject to reduction in accordance with the provisions of any applicable bilateral income tax treaty.  Pursuant to the Treaty, the rate of withholding tax generally will be reduced to 15% in respect of dividends paid to a shareholder who is a resident of the United States for purposes of the Treaty.  The rate of withholding is further reduced to 5% if the beneficial owner of the shares is a corporation that is a resident of the United States for purposes of the Treaty and owns at least 10% of the voting shares of the Company.

United States Federal Income Tax Consequences

The following is a general discussion of the material U.S. federal income tax consequences, under current law, which may be applicable to a U.S. Holder (as defined below) of Common Shares of the Company.  This discussion does not address all potentially relevant U.S. federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of U.S. federal income tax law, such as those described below as excluded from the definition of a U.S. Holder.  In addition, this discussion does not cover any state, local or foreign tax consequences.  (See " Canadian Federal Income Tax Consequences" above.)

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time.  In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any future legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

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

U.S. Holders

As used herein, a "U.S. Holder" is a holder of Common Shares of the Company who or which is a citizen or individual resident (or is treated as a citizen or individual resident) of the United States for U.S. federal income tax purposes, a corporation or partnership created or organized (or treated as created or organized for federal income tax purposes) in or under the laws of the United States or any political subdivision thereof, or a trust or estate the income of which is includable in its gross income for U.S. federal income tax purposes without regard to its source, if, (i) a court within the United States is able to exercise primary supervision over the administration of the trust and (ii) one or more United States trustees have the authority to control all substantial decisions of the trust.  For purposes of this discussion, a U.S. Holder does not include persons subject to special provisions of U.S. federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers and Holders who acquired their stock through the exercise of employee stock options or otherwise as compensation, persons subject to the alternative minimum tax, and persons who own their common shares of the Company other than as a capital asset within the meaning of Section 1221 of the Code..

Distributions on Common Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to Common Shares of the Company are required to include in gross income for U.S. federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange date on such date) to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's U.S. federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's U.S. federal taxable income by those who itemize deductions.  (See more detailed discussion at "Foreign Tax Credit" below).  To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the Common Shares and thereafter as gain from the sale or exchange of the Common Shares.  Preferential tax rates for long-term capital gains are applicable to a U.S. Holder that is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation.

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

Dividends paid on the Common Shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.  A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% or 80% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a "foreign personal holding company" or a "passive foreign investment company", as defined below) if such U.S. Holder owns Common Shares representing at least 10% or 20%, respectively, of the voting power and value of the Company.  The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Under current temporary Treasury Regulations, dividends paid, and the proceeds of a sale of the Company's Common Shares, in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 30% U.S. backup withholding tax for payments made in 2002 and 2003 (29% in 2004 and 2005), unless the paying agent is furnished with a duly completed and signed Form W-9.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.

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

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of Common Shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces U.S. federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year.  There are significant and complex limitations, which apply to the credit; among which is the general limitation that the credit cannot exceed the proportionate shares of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its world-wide taxable income.  In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources.  Complex rules govern this classification process.  There are further limitations on the foreign tax credit for certain types of income such as "passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of Common Shares of the Company should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of Common Shares of the Company equal to the difference, if any, between the amount of cash plus the fair market value of any property received, and the Holder's tax basis in the Common Shares of the Company.  This gain or loss will be capital gain or loss if the Common Shares are a capital asset in the hands of the U.S. Holder unless the Company were to become a controlled foreign corporation.  For the effect on the Company of becoming a controlled corporation, see "Controlled Foreign Corporation Status" below.  Any capital gain will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder.  Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year.  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders who are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.  For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Eligibility of U.S. Holders who are Individuals for the Reduced Federal 15% rate on Dividends

As a result of the Jobs and Growth Tax Relief Reconciliation Act of 2003, U.S. Holders who are individuals will pay the top federal 15% tax rate on eligible common stock dividends received from January 1, 2003, through December 31, 2008.  Eligible dividends are the dividends received during the tax year from (i) a domestic corporation, or (ii) a qualified foreign corporation (incorporated in a U.S. possession; traded on a U.S. exchange; or eligible for benefits under a comprehensive income tax treaty).  There is the possibility that the Company's Common Shares are passive foreign investment company shares.  As such, any dividends on the Company's Common Shares may not be eligible for the reduced maximum tax rates.  Dividends paid by foreign corporations that are (i) a foreign investment company (FIC), (ii) a passive foreign investment company (PFIC), or (iii) a foreign personal holding company (FPHC) (as defined below) do not qualify for the reduced 15% federal tax rate.  Also, beginning in 2009 the reduced 15% federal tax rate on dividends for individuals expires and those dividends will be taxed again at a marginal tax rate (35%).

Other Considerations for U.S. Holders

In the following circumstances, the above sections of this discussion may not describe the U.S. federal income tax consequences resulting from the holding and disposition of Common Shares of the Company:

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company's outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 50% (60% in the first year) or more of the Company's gross income for such year was derived from certain passive sources (e.g., from dividends received from its subsidiaries), the Company would be treated as a "foreign personal holding company." In that event, U.S. Holders that hold Common Shares of the Company would be required to include in income for such year their allocable portion of the Company's passive income which would have been treated as a dividend had that passive income actually been distributed.  For corporate tax years beginning after December 31, 2004, the foreign personal holding company rules have been eliminated.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company's outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging Common Shares of the Company to be treated as ordinary income rather than capital gains.  For corporate tax years beginning after December 31, 2004, the foreign investment company rules have been eliminated.

Passive Foreign Investment Company

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a passive foreign investment company ("PFIC") is subject to U.S. federal income taxation of that foreign corporation under one of two alternative tax methods at the election of each such U.S. Holder.

Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is "passive income," which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by value (or, if the Company is a controlled foreign corporation or makes an election, adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more.  For taxable years of U.S. persons beginning after December 31, 1997, and for tax years of foreign corporations ending with or within such tax years, Section 1297(f) of the Code provides that publicly traded corporations must apply this test on a fair market value basis only.

As a PFIC, each U.S. Holder must determine under which of the alternative tax methods it wishes to be taxed.  Under one method, a U.S. Holder who elects in a timely manner to treat the Company as a Qualified Electing Fund ("QEF"), as defined in the Code, (an "Electing U.S. Holder") will be subject, under Section 1293 of the Code, to current U.S. federal income tax for any taxable year in which the Company's qualifies as a PFIC on his pro-rata share of the Company's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the U.S. Holder's taxable year in which (or with which) the Company taxable year ends, regardless of whether such amounts are actually distributed.

A QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his Common Shares (or deemed to be realized on the pledge of his Common Shares) as capital gain; (ii) treat his share of the Company's net capital gain, if any, as long-term capital gain instead of ordinary income, and (iii) either avoid interest charges resulting from PFIC status altogether (see discussion of interest charge below), or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Company's annual realized net capital gain and ordinary earnings subject, however, to an interest charge.  If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as "personal interest" that is not deductible at all in taxable years beginning after 1990.

The procedure a U.S. Holder must comply with in making a timely QEF election will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which the Company is a PFIC.  If the U.S. Holder makes a QEF election in such first year, (sometimes referred to as a "Pedigreed QEF Election"), then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files its tax return for such first year.  If, however, the Company qualified as a PFIC in a prior year, then in addition to filing documents, the U.S. Holder may also elect to recognize as an "excess distribution" (i) under the rules of Section 1291 (discussed below), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the application date or (ii) if the Company is a controlled foreign corporation ("CFC"), the Holder's pro rata share of the Company's earnings and profits. (But see "Elimination of Overlap Between Subpart F Rules and PFIC Provisions").  Either the deemed sale election or the deemed dividend election will result in the U.S. Holder being deemed to have made a timely QEF election.

With respect to a situation in which a Pedigreed QEF election is made, if the Company no longer qualifies as a PFIC in a subsequent year, normal Code rules and not the PFIC rules will apply.

If a U.S. Holder has not made a QEF Election at any time (a "Non-electing U.S. Holder"), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reason of a pledge) of his Common Shares and (ii) certain "excess distributions", as specially defined, by the Company.

A Non-electing U.S. Holder generally would be required to pro-rate all gains realized on the disposition of his Common Shares and all excess distributions over the entire holding period for the Common Shares.  All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of the Company during such U.S. Holder's holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income.  The Non-electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year.  A Non-electing U.S.  Holder that is not a corporation must treat this interest charge as "personal interest" which, as discussed above, is wholly non-deductible.  The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

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

If a U.S. Holder makes a QEF Election that is not a Pedigreed Election (i.e., it is made after the first year during which the Company is a PFIC and the U.S. Holder holds shares of the Company) (a "Non-Pedigreed Election"), the QEF rules apply prospectively but do not apply to years prior to the year in which the QEF first becomes effective.  U.S. Holders should consult their tax advisors regarding the specific consequences of making a Non-Pedigreed QEF Election.

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

The foregoing discussion is based on currently effective provisions of the Code, existing and proposed regulations thereunder, and current administrative rulings and court decisions, all of which are subject to change.  Any such change could affect the validity of this discussion.  In addition, the implementation of certain aspects of the PFIC rules requires the issuance of regulations which in many instances have not been promulgated and which may have retroactive effect.  There can be no assurance that any of these proposals will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion.  Accordingly, and due to the complexity of the PFIC rules, U.S. Holders of the Company are strongly urged to consult their own tax advisors concerning the impact of these rules on their investment in the Company.  For a discussion of the impact of the Taxpayer Relief Act of 1997 on a U.S. Holder of a PFIC, see "Mark-to-Market Election For PFIC Stock Under the Taxpayer Relief Act of 1997" and "Elimination of Overlap Between Subpart F Rules and PFIC Provisions" below.

Mark-to-Market Election for PFIC Stock Under Section 1296 of the Code

Section 1296 of the Code provides that a U.S. Holder of a PFIC may make a mark-to-market election with respect to the stock of the PFIC if such stock is marketable as defined below.  This provision is designed to provide a current inclusion provision for persons that are Non-Electing Holders.  Under the election, any excess of the fair market value of the PFIC stock at the close of the tax year over the Holder's adjusted basis in the stock is included in the Holder's income.  The Holder may deduct any excess of the adjusted basis of the PFIC stock over its fair market value at the close of the tax year.  However, deductions are limited to the net mark-to-market gains on the stock that the Holder included in income in prior tax years, or so called "unreversed inclusions."

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

A Holder's adjusted basis of PFIC stock is increased by the income recognized under the mark-to-market election and decreased by the deductions allowed under the election.  If a U.S. Holder owns PFIC stock indirectly through a foreign entity, the basis adjustments apply to the basis of the PFIC stock in the hands of the foreign entity for the purpose of applying the PFIC rules to the tax treatment of the U.S. owner.  Similar basis adjustments are made to the basis of the property through which the U.S. persons hold the PFIC stock.

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

If PFIC stock is owned by a CFC (discussed below), the CFC is treated as a U.S. person that may make the mark-to-market election.  Amounts includable in the CFC's income under the election are treated as foreign personal holding company income, and deductions are allocable to foreign personal holding company income.

The above provisions apply to tax years of U.S. persons beginning after December 31, 1997, and to tax years of foreign corporations ending with or within such tax years of U.S. persons.

The rules of Code Section 1291 applicable to nonqualified funds generally do not apply to a U.S. Holder for tax years for which a mark-to-market election is in effect.  If Code Section 1291 is applied and a mark-to-market election was in effect for any prior tax year, the U.S. Holder's holding period for the PFIC stock is treated as beginning immediately after the last tax year of the election.  However, if a taxpayer makes a mark-to-market election for PFIC stock that is a nonqualified fund after the beginning of a taxpayer's holding period for such stock, a coordination rule applies to ensure that the taxpayer does not avoid the interest charge with respect to amounts attributable to periods before the election.

Controlled Foreign Corporation Status

If more than 50% of the voting power of all classes of stock or the total value of the stock of the Company is owned, directly or indirectly, by U.S. Holders, each of whom own 10% or more of the total combined voting power of all classes of stock of the Company, the Company would be treated as a "controlled foreign corporation" or "CFC" under Subpart F of the Code.  This classification would bring into effect many complex results including the required inclusion by such 10% U.S. Holders in income of their pro rata shares of "Subpart F income" (as defined by the Code) of the Company and the Company's earnings invested in "U.S. property" (as defined by the Code).  In addition, under Section 1248 of the Code, gain from the sale or exchange of Common Shares of the Company by such a 10% U.S. Holder of Registrant at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of earnings and profits of the Company attributable to the stock sold or exchanged.  Because of the complexity of Subpart F, and because the Company may never be a CFC, a more detailed review of these rules is beyond the scope of this discussion.

Elimination of Overlap Between Subpart F Rules and PFIC Provisions

Under Section 1297(e) of the Code, a PFIC that is also a CFC will not be treated as a PFIC with respect to certain 10% U.S. Holders.  For the exception to apply, (i) the corporation must be a CFC within the meaning of section 957(a) of the Code and (ii) the U.S. Holder must be subject to the current inclusion rules of Subpart F with respect to such corporation (i.e., the U.S. Holder is a "United States Shareholder," see "Controlled Foreign Corporation," above).  The exception only applies to that portion of a U.S. Holder's holding period beginning after December 31, 1997.  For that portion of a United States Holder before January 1, 1998, the ordinary PFIC and QEF rules continue to apply.

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

H.

Documents on Display

Copies of the Company's exhibits and documents are available for inspection at the Company's head office located at 950-505 Burrard Street, Vancouver, British Columbia, Canada.

I.

Subsidiary Information

The information referred to in this section is not required for reports filed in the United States.

ITEM 11

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Commodity price risk

The Company has not commenced gold mining operations and accordingly, changes in the price of gold have no effect on the Company's current operating cash flows.  However, future fluctuations in the price of gold could impact the fair value of the Company's mineral property interests, the potential cash flows from the Company's mineral properties and the Company's ability to secure future financing for development of its mineral properties.  The market price of gold is volatile and cannot be controlled – refer to "Item 3.D. Risk Factors" under the heading "Gold Price Volatility" for more information.

Fluctuations in the price of commodities required for the construction and operation of a gold mine, including fuel and steel, could also impact the cash flows of the project and the Company's ability to secure future financing.

Foreign currency risk

At December 31, 2004 the Company does not have significant foreign currency assets or liabilities and does not incur significant expenses in foreign currencies.  Consequently, the Company is not currently subject to significant foreign exchange risk.  However, revenues from future potential gold mining operations would be based on the U.S. dollar gold price and therefore, potential net cash flows from the Company's mineral properties would be subject to foreign currency risk as most capital costs and expenses are expected to be incurred in Canadian dollars.  Refer to "Item 3.D. Risk Factor" under the heading "Currency Fluctuations" for more information.

Interest rate risk

As at December 31, 2004 the Company has a portfolio of $37.1 million in highly liquid Canadian dollar denominated investments in investment grade debt and banker's acceptances.  At December 31, 2004 these instruments were yielding a weighted average interest rate of 2.3% with terms to maturity through March 7, 2005.  At December 31, 2004 the Company has capital lease obligations of $0.6 million with a weighted interest rate of 11.6% and the remaining payments required over the next two years.  The Company has no other interest bearing long-term liabilities.  The Company considers that the fair value of its interest bearing assets and liabilities is not subject to significant interest rate risk due to the short terms to maturity.  However, the rate of return on the Company's short-term investments and cash equivalents is subject to change based on movements in market interest rates.   In addition, if the Company were able to partially finance the development of the Meadowbank project with long-term debt financing, the Company's future profitability would likely be sensitive to market interest rates.

The Company does not currently engage in any hedging or derivative transactions to manage these risks.

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

ITEM 14

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Neither the Company nor any other person has (i) modified materially any instrument defining the rights of holders of any class of registered securities, (ii) modified materially or qualified the rights evidenced by any class of registered securities by issuing or modifying any other class of securities, or (iii) withdrawn or substituted a material amount of the assets securing any class of registered securities.  There has been no change in the trustees or paying agents for any of the Company's securities during the previous fiscal year.

ITEM 15

CONTROLS AND PROCEDURES

A.

Disclosure Controls and Procedures

As of December 31, 2004, an evaluation was carried out by the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities Exchange Act of 1934, as amended).  Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

B.

Internal Control over Financial Reporting

During the fiscal year ended December 31, 2004, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 16A

AUDIT COMMITTEE FINANCIAL EXPERT

The Company has an Audit Committee established by the Board of Directors.  The members of the Audit Committee are Abraham Aronowicz, Richard Colterjohn and Jonathan Rubenstein.  The Board has designated Richard Colterjohn as the "Audit Committee Financial Expert" as that term is defined under Section 407 of the Sarbanes-Oxley Act of 2002.  Mr. Colterjohn is "independent" as that term is defined under the rules of the American Stock Exchange.

ITEM 16B

CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics that applies to all directors, officers and employees, including its Chief Executive Officer, Chief Financial Officer and principal accounting officer.  The Company's Code of Business Conduct and Ethics is posted on its website, www.cumberlandresources.com.

ITEM 16C

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate amounts billed by Ernst & Young LLP to the Company for each of the fiscal years ended December 31, 2004 and 2003 for audit fees, audit-related fees, tax fees and all other fees are set forth below:

	Year Ended December 31, 2004	Year Ended December 31, 2003
Audit Fees (1)	$68,000	$76,500
Audit-Related Fees (2)	$5,787	$5,000
Tax Fees (3)	$4,156	$7,000
All Other Fees	-	-
Totals	$77,943	$88,500

NOTES:

(1)   "Audit Fees" represent fees for the audit of the Company's annual financial statements, review of the Company's interim financial statements and review in connection with the Company's statutory and regulatory filings.  Amounts shown are the aggregate Audit Fees billed and related to the last two fiscal years.

(2)  "Audit-Related Fees" represent fees billed for assurance and related services that are related to the performance of the audit or review of the Company's financial statements, principally for consultation concerning financial accounting and reporting standards and translation services.

(3)  "Tax Fees" represent fees for Canadian corporate tax advice.

The Audit Committee is authorized by the Board to review the performance of the Company's external auditors and approve in advance provision of all audit and non-audit services by the external auditors.  The Audit Committee may delegate pre-approval authority to a member of the Audit Committee.  The decisions of any Audit Committee member to whom pre-approval authority is delegated must be presented to the full Audit Committee at its next scheduled meeting.  All of the engagements and fees for 2004 were pre-approved by the Audit Committee.  The Audit Committee reviews with Ernst & Young LLP whether the non-audit services to be provided are compatible with maintaining the auditors' independence

ITEM 16D

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

The information referred to in this section is not applicable as to the Company, as it is not relying on an exemption from the AMEX listing standards for audit committees.

ITEM 16E

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The Company made no purchases of its equity securities during the fiscal year ended December 31, 2004.

PART III

ITEM 17

FINANCIAL STATEMENTS

The following financial statements are attached and incorporated herein:

ITEM 18

FINANCIAL STATEMENTS

See Item 17.

ITEM 19

EXHIBITS

The following exhibits are attached and incorporated herein:

Description of Document
1.1	Notice of Articles (issued November 15, 2004)
1.2	Company Articles (as amended in June 2004)
4.1	Meadowbank, Meliadine, and Parker Lake Mineral Interest Purchase Agreement between Asamera Minerals Inc. and Cumberland Resources Ltd. made as of June 2, 1993	*
4.2	Royalty Purchase and Sale Agreement between Asamera Minerals Inc. and Cumberland Resources Ltd. made as of August 10, 1994	*
4.3	Meliadine Mining Venture Agreement between WMC International Limited and Comaplex Minerals Corp. and Cumberland Resources Ltd., made as of June 5, 1995	*
4.4	Meadowbank Purchase and Sale Agreement between Comaplex Minerals Corp. and Cumberland Resources Ltd. made as of June 24, 1997	*

4.5	Cumberland Resources Ltd. Incentive Share Option Plan dated April 17, 1995 (as amended in April 1999 and June 2004)
4.6	Employment Agreement between the Company and Kerry Curtis dated as of December 1, 2003
4.7	Employment Agreement between the Company and Michael Carroll dated as of December 1, 2003
4.8	Employment Agreement between the Company and Brad Thiele dated as of May 1, 2004
12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
12.2	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
13.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*

Previously filed.

Management's Responsibility for Financial Reporting

The financial statements and the information contained in the annual report are the responsibility of the Board of Directors and management.  The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and reconciled to United States generally accepted accounting principles as set out in note 15.

The Audit Committee of the Board of Directors is composed of four Directors and meets periodically with management and the independent auditors to review the scope and results of the annual audit and to review the financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

The Company has developed and maintains a system of control to provide reasonable assurance that financial information is accurate and reliable.

The financial statements have been audited by Ernst & Young LLP, Chartered Accountants, who were appointed by the shareholders.  The auditors’ report outlines the scope of their examination and their opinion on the financial statements.

Michael L. Carroll Chief Financial Officer	Kerry M. Curtis President and Chief Executive Officer

Vancouver, Canada

March 10, 2005

AUDITORS’ REPORT

To the Shareholders of
Cumberland Resources Ltd.

We have audited the balance sheets of Cumberland Resources Ltd. as at December 31, 2004 and 2003 and the statements of loss and deficit and cash flows for each of the years in the three year period ended December 31, 2004. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada March 10, 2005	Chartered Accountants

Cumberland Resources Ltd.

BALANCE SHEETS

(Canadian dollars)

As at December 31

	2004	2003
	$	$

ASSETS
Current
Cash and cash equivalents [note 3]	10,063,509	24,270,017
Short term investments [note 3]	27,062,928	22,142,993
Accrued interest receivable	216,499	433,086
Accounts receivable	109,317	188,702
Due from joint venturer	65,899	9,906
Prepaid expenses	384,541	67,873
Total current assets	37,902,693	47,112,577
Mineral property interests [note 4]	8,246,083	8,246,083
Capital assets, net [note 6]	4,676,302	3,679,703
Reclamation deposit [note 11(b)]	605,000	-
Investments in public companies [note 13]	89,205	264,405
	51,519,283	59,302,768

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	532,949	1,001,510
Current portion of capital leases [note 7]	358,578	329,109
Total current liabilities	891,527	1,330,619
Accrued site closure costs [note 8]	443,759	340,000
Capital leases [note 7]	197,088	549,696
Commitments and contingencies [note 11]
Shareholders’ equity
Share capital [note 9]	112,404,856	110,806,463
Contributed surplus [note 9[e]]	3,313,940	1,481,612
Deficit	(65,731,887)	(55,205,622)
Total shareholders’ equity	49,986,909	57,082,453
	51,519,283	59,302,768

See accompanying notes to financial statements

On behalf of the Board:

Director	Director

Cumberland Resources Ltd.

STATEMENTS OF LOSS AND DEFICIT

(Canadian dollars)

Year ended December 31

	2004	2003	2002
	$	$	$

REVENUE
Option receipts [note 4[c][v]]	500,000	500,000	500,000
Interest and other revenue	943,801	1,014,964	409,305
Gain (loss) on investments in public companies [note 13[a]]	1,555,409	41,113	(261,434)
Share of loss of equity accounted investee [note 13[b]]	—	—	(9,617)
	2,999,210	1,556,077	638,254

EXPENSES
Exploration and development costs [note 5]	9,040,483	11,518,663	7,993,736
Employee compensation	613,997	473,704	413,930
Stock-based compensation [note 9[d]]	1,900,013	1,481,612	—
Public and investor relations	324,330	447,003	294,706
Office and miscellaneous	476,240	449,454	302,591
Legal, audit and accounting	303,602	257,766	170,761
Other fees and taxes	191,421	211,013	48,807
Insurance	484,831	66,100	53,867
Depreciation and amortization	82,150	25,762	38,104
Accrued site closure costs - accretion expense [note 8]	31,759	10,119	7,277
Interest expense on capital leases	81,927	49,320	11,572
	13,530,753	14,990,516	9,335,351
Net loss for the year	10,531,543	13,434,439	8,697,097

Deficit, beginning of year	55,205,622	39,836,296	29,606,129
Share issue costs	(5,278)	1,934,887	1,533,070
Deficit, end of year	65,731,887	55,205,622	39,836,296

Loss per share – basic and diluted	$0.19	$0.30	$0.26

Weighted average number of shares outstanding	54,539,310	45,497,756	33,753,026

See accompanying notes to financial statements

Cumberland Resources Ltd.

STATEMENTS OF CASH FLOWS

(Canadian dollars)

Year ended December 31

	2004	2003	2002
	$	$	$

OPERATING ACTIVITIES
Net loss for the year	(10,531,543)	(13,434,439)	(8,697,097)
Add (deduct) items not affecting cash:
Depreciation and amortization	82,150	25,762	38,104
Exploration related amortization	185,500	293,878	189,081
Accrued site closure costs - accretion expense	31,759	10,119	7,277
Gain (loss) on investments in public companies	(1,555,409)	(41,113)	261,434
Share of loss of equity accounted investees	—	—	9,617
Stock-based compensation	1,900,013	1,481,612	—
Net changes in non-cash working capital items:
Accrued interest receivable	216,587	(201,274)	(180,015)
Accounts receivable	79,385	(36,921)	(123,642)
Due from joint venturer	(55,993)	112,105	(116,928)
Prepaid expenses	(316,668)	(1,223)	(13,932)
Accounts payable and accrued liabilities	(468,561)	331,961	453,982
Cash used in operating activities	(10,432,780)	(11,459,533)	(8,172,119)

                                                                        FINANCING ACTIVITIES

Issuance of common shares	1,530,708	43,720,516	22,600,283
Share issue costs	5,278	(1,934,887)	(1,533,070)
Repayment of capital lease obligation	(323,139)	(315,415)	(50,905)
Cash provided by financing activities	1,212,847	41,470,214	21,016,308

                                                                        INVESTING ACTIVITIES

Purchase of capital assets	(1,192,249)	(1,988,715)	(417,776)
Short term investments, net	(4,919,935)	(4,955,301)	(12,323,726)
Reclamation deposit	(605,000)	—	—
Proceeds on sale of investments in public companies	1,730,609	56,708	—
Cash used in investing activities	(4,986,575)	(6,887,308)	(12,741,502)

                                                                        Increase (decrease) in cash and cash equivalents

during year	(14,206,508)	23,123,373	102,687
Cash and cash equivalents, beginning of year	24,270,017	1,146,644	1,043,957
Cash and cash equivalents, end of year	10,063,509	24,270,017	1,146,644

                                                                        Supplemental information:

Taxes paid	36,204	52,153	21,800
Interest paid	81,927	49,320	11,572

See accompanying notes to financial statements

Cumberland Resources Ltd.

Notes to the Financial Statements

(Canadian Dollars)

December 31, 2004

1. NATURE OF BUSINESS

Cumberland Resources Ltd. (the “Company”) is engaged in the business of developing, exploring and acquiring mineral properties in Canada, with an emphasis on gold, and is in the process of exploring properties located in the Nunavut Territory in Northern Canada. The recoverability of amounts shown for mineral property interests in the Company’s balance sheet are dependent upon the existence of economically recoverable reserves, the ability of the Company to arrange appropriate financing to complete the development of its properties, the receipt of necessary permitting and upon achieving future profitable production or receiving proceeds from the disposition of the properties. The timing of such events occurring, if at all, is not yet determinable. The Company is considered to be a development stage enterprise as it has yet to generate significant revenue from operations.

2. SIGNIFICANT ACCOUNTING POLICIES

a)

Basis of presentation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles. As described in note 15, these principles differ in certain material respects from those that the Company would have followed had the financial statements been prepared in accordance with United States generally accepted accounting principles.

Certain prior year amounts have been reclassified to conform with the current year’s presentation.

b)

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

c)   Exploration and development of mineral property interests

Exploration costs are expensed as incurred.  Development costs are expensed until it has been established that a mineral deposit is commercially mineable and a production decision has been made by the Company to formulate a mining plan and develop a mine, at which point the costs subsequently incurred to develop the mine on the property prior to the start of mining operations are capitalized.

Mineral property acquisition costs are capitalized until the viability of the mineral interest is determined.  Capitalized acquisition costs are expensed if it is determined that the mineral property has no future economic value.  Capitalized amounts (including capitalized development costs) are also written down if future cash flows, including potential sales proceeds, related to the mineral property are estimated to be less than the property’s total carrying value.  Management of the Company reviews the carrying value of each mineral property periodically, and whenever events or changes in circumstances indicate that the carrying value may not be recoverable.  Reductions in the carrying value of a property would be recorded to the extent that the total carrying value of the mineral property exceeds its estimated fair value.

d)

Stock-based compensation plan

The Company has a stock-based compensation plan which is described in note 9(d).  In 2003 the Company adopted the fair value based method of accounting for stock option awards granted to employees and directors, as prescribed by CICA 3870 Stock-based Compensation and Other Stock-based payments.  This change was adopted in the fourth quarter of 2003 and was applied on a prospective basis for all stock options granted after January 1, 2003 in accordance with CICA 3870.  Under this method, the fair value of the stock options at the date of grant is amortized over the vesting period, with the offsetting credit to contributed surplus.  If the stock options are exercised, the proceeds are credited to share capital and the fair value of the stock options at the date of grant is reclassified from contributed surplus to share capital. Prior to January 1, 2003 the Company recognized no stock compensation expense for grants to employees and directors where the stock option awards had no cash settlement features and the exercise price was equal to the stock price on the date of grant.

Effective January 1, 2002 the Company adopted, on a prospective basis, the fair value based method of accounting for direct awards of stock and for stock option awards granted to non-employees.

e)

Capital assets

Capital assets are carried at cost, less depreciation and amortization. Depreciation and amortization of capital assets, that have been placed in service, is calculated on a straight line basis over the following terms:

Exploration equipment

3 to 12 years

Computer equipment

3 to 4 years

Office equipment

3 to 6 years

f)

Investments in public companies

Investments in shares of companies in which the Company has a significant influence are accounted for by the equity method.  Other investments in public companies are carried at cost, less provisions for other than temporary declines in value.

g)

Accrued site closure costs

The Company records the fair value of a liability for an asset retirement obligation in the period in which it is incurred. A corresponding increase in the carrying amount of the related asset is generally recorded and depreciated over the life of the asset. Over time, the liability is increased to reflect an interest element (accretion expense) considered in its initial measurement at fair value. The amount of the liability will be subject to re-measurement at each reporting period. It is possible that the Company’s estimates of its ultimate reclamation and closure liabilities could change as a result of changes in regulations, the extent of environmental remediation required, the means of reclamation or cost estimates. Changes in estimates are accounted for prospectively from the period the estimate is revised.

h)

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

i)

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

For flow-through share issuances in prior years, the Company has recognized the future income tax liability related to the renounced tax benefits, and the offsetting future income tax asset, as share issue costs at the time the related expenditures are renounced.  In accordance with EIC-146 Flow-through shares, issued in March 2004, the Company now records future income tax assets that are caused by the renouncement of tax benefits as a recovery of income tax expense.

j)

Cash and cash equivalents

Cash equivalents includes those short-term money market instruments which have an original term to maturity of 90 days or less when acquired.

k)

Short-term investments

Short-term investments comprise highly liquid Canadian dollar denominated investments in investment grade debt and banker’s acceptances with terms to maturity of greater than 90 days but not more than one year.  Short-term investments are carried at the lower of cost or recoverable amount.

l)

Revenue recognition

Interest income on cash and cash equivalents and short-term investments is recognized as it is earned.

3. CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

Cash and cash equivalents are comprised of cash balances of $69,854 and $9,993,655 of highly liquid Canadian dollar denominated investments in investment grade debt and banker's acceptances, with terms to maturity of 90 days or less when acquired.  The counter-parties are financial institutions.  At December 31, 2004, these instruments were yielding a weighted average interest rate of 2.36% per annum.

Short-term investments comprise highly liquid Canadian dollar denominated investments in investment grade debt and banker’s acceptances with terms to maturity of greater than 90 days but not more than one year. Short-term investments are carried at the lower of cost or recoverable amount.  The counter-parties include corporations and financial institutions.  At December 31, 2004, these instruments were yielding a weighted average interest rate of 2.24%, with maturities through March 7, 2005.

The fair market value of the Company’s cash and cash equivalents and short-term investments approximates their carrying values at December 31, 2004 and 2003.

4. MINERAL PROPERTY INTERESTS

The Company holds the following mineral property interests:

		Book value
	Ownership	2004	2003
	interest	$	$

Meadowbank [a]	100%	8,049,093	8,049,093
Joint ventures
Meliadine East [b]	50%	—	—
Meliadine West [c]	22%	196,990	196,990
		8,246,083	8,246,083

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

[b]

Meliadine East

The Company acquired 50% of the mineral rights in Meliadine, an exploration property in the Nunavut Territory in Northern Canada, during the 1993 acquisition of Asamera. Comaplex is the owner of the remaining 50% interest. In 1995, the Company and Comaplex divided the Meliadine mineral rights into East and West in order to option Meliadine West to WMC International Ltd. (“WMCIL”) [note 4[c]].  The Company and Comaplex retained the balance of the Meliadine property (Meliadine East) subject to a right of first refusal in favour of WMCIL.

[c]

Meliadine West

In 1995, the Company and Comaplex granted WMCIL an option to earn up to a 56% interest in the Meliadine West property.  Details of the agreement are as follows:

[i]

WMCIL has earned the right to a 56% interest in the Meliadine West property by funding the first $12.5 million of exploration and development costs. WMCIL has provided a non-recourse contingent loan to each of the Company and Comaplex for their proportionate share of all exploration and development costs in excess of the original $12.5 million. These contingent non-recourse loans will be repaid only if commercial production is achieved and will be repaid only out of production cash flow.

[ii]

As at December 31, 2004 the Company’s share of the contingent non-recourse loan balance was $15,121,045 [2003 - $13,726,265], including interest which compounds semi-annually at the prime rate and totals $3,896,205 [2003 - $3,328,496]. Cumberland has the option of early repayment of the contingent loan.

[iii]

During the payback period the Company will control the net revenue from the proceeds of sale of 6% of minerals produced from the properties and prepared for sale under the agreement. After the non-recourse loans have been paid, revenues will be divided among WMCIL, the Company, and Comaplex on a proportionate interest basis.

[iv]

At any time prior to 60 days after the date commercial production is achieved, WMCIL has the option to purchase an additional 4% interest in the property from the Company and Comaplex (2% each), for a cash payment of $4 million and thereby increase its interest to 60%.  In addition to the cash payment, the Company’s portion of the then outstanding non-recourse contingent loan will be reduced by an amount equal to 2% of the total costs incurred by WMCIL on the Meliadine West property.

[v]

In order to maintain its interest, WMCIL must make annual option payments to both the Company and Comaplex on January 1st of each year prior to commercial production. The payments began in 1995. In 2004, the Company received a payment of $500,000 [2003 - $500,000]. If commercial production is not achieved, the Company will receive $500,000 in 2005 and $1,500,000 per year beginning in 2006.

[vi]

In the event of termination of the agreement by WMCIL, WMCIL retains no interest in the mineral claims and the claims for the Meliadine West property are to be transferred back to the Company and Comaplex. No further cash payments by WMCIL will be required after termination and the non-recourse loan from WMCIL to the Company will be forgiven.

[vii]

On October 8, 2003 Comaplex announced that it had acquired WMCIL (Comaplex and WMCIL hereafter collectively referred to as the “Meliadine West Operator”).  The Meliadine West Operator continues to hold, subject to its obligations to the Company, the right to perfect a 78% interest in the Meliadine West project by financing 100% of the project to commercial production.

[viii]

On January 1, 2005, the Company received the annual option payment of $500,000 from the Meliadine West Operator [see note 4[c][v]].

5. EXPLORATION AND DEVELOPMENT COSTS

The following is a summary of exploration and development costs incurred by the Company:

	2004	2003	2002
	$	$	$

Meadowbank (100% interest):
Drilling	1,740,307	2,021,302	1,626,252
Transportation and freight	1,813,192	2,135,673	2,227,773
Contracts and personnel	1,239,684	1,814,679	1,963,107
Supplies and equipment	710,243	1,142,310	1,176,380
Other exploration costs	313,617	450,981	423,908
Environmental and permitting costs	1,732,749	1,769,786	470,241
Feasibility and engineering	1,400,532	1,900,258	—
	8,950,324	11,234,989	7,887,661

Meliadine East (50% interest):
Exploration costs	142,007	602,179	231,895
Recoveries from joint venture partner	(65,899)	(318,505)	(126,472)
	76,108	283,674	105,423

Other projects	14,051	—	652

Total exploration and development costs	9,040,483	11,518,663	7,993,736

Since the inception of the Meadowbank and Meliadine East projects, the Company has incurred $43,178,127 and $4,159,745, respectively, in exploration and development expenditures.  The Company’s 22% interest in Meliadine West is carried to production and the Company does not incur exploration expenditures on this property [see note 4[c]].

6. CAPITAL ASSETS

	Accumulated	Net
Cost	amortization	book value
$	$	$

                                                                        2004

Exploration equipment	1,408,823	864,885	543,938
Computer equipment	261,878	142,795	119,083
Office equipment	120,790	115,548	5,242
Construction in progress	4,008,039	-	4,008,039
	5,799,530	1,123,228	4,676,302

                                                                        2003

Exploration equipment	1,408,823	679,384	729,439
Computer equipment	121,604	85,280	36,324
Office equipment	114,692	90,914	23,778
Construction in progress	2,890,162	—	2,890,162
	4,535,281	855,578	3,679,703

Construction in progress includes leased assets with a net book value of $980,000 [2003 - $980,000].  Exploration equipment includes leased assets with a net book value of $107,717 [2003 - $129,912], net of accumulated depreciation of $157,408 [2003 - $135,213].

7. CAPITAL LEASES

As at December 31, 2004 the Company has entered into capital lease agreements with a weighted interest rate of 11.6%. The obligation at December 31 is comprised as follows:

	2004	2003
	$	$

Total future lease payments	609,968	1,014,941
Less: interest	54,302	136,136
	555,666	878,805
Less: current portion	358,578	329,109
Long term portion of capital leases	197,088	549,696

The future capital lease payments are required over the next two years as follows:

$

2005	404,973
2006	204,995
609,968

8. ACCRUED SITE CLOSURE COSTS

Accrued site closure costs relate to the Company’s legal obligation to remove exploration equipment and other assets from its mineral property sites in Nunavut and to perform other site reclamation work.

Although the ultimate amount of future site restoration costs to be incurred for existing exploration interests is uncertain, the Company has estimated the fair value of this liability to be $443,759 at December 31, 2004 [2003 - $340,000] based on the expected payments of $1,081,404 [2003 - $1,066,362] to be made primarily in 2017, discounted at interest rates of 8.5% or 10.0% per annum.

The liability for accrued site closure costs is comprised as follows:

	2004	2003
	$	$

Accrued site closure costs, beginning of year	340,000	119,052
Additional liabilities incurred during the year	72,000	210,829
Accrued site closure costs - accretion expense	31,759	10,119
Accrued site closure costs, end of year	443,759	340,000

The total impact of the site closure costs on the Company’s statements of loss is as follows for the years ended December 31:

	2004	2003	2002
	$	$	$

Additional exploration related amortization	3,168	68,991	13,230
Accrued site closure costs - accretion expense	31,759	10,119	7,277
	34,927	79,110	20,507

9. SHARE CAPITAL

[a]

Common shares

At December 31, 2004, the Company has an unlimited number of authorized common shares with no par value (December 31, 2003 – 100,000,000 authorized with no par value).  Common shares have been issued for the following consideration:

	Shares	Value
	#	$

Balance, December 31, 2001	30,054,369	44,485,665
Shares issued upon exercise of options	287,500	352,375
Shares issued upon exercise of warrants (v)	776,480	1,072,908
Common shares issued (ii)	4,000,000	10,400,000
Flow through shares issued (ii) and (iii)	4,000,000	10,775,000
Balance, December 31, 2002	39,118,349	67,085,948
Shares issued upon exercise of options	1,487,500	2,754,550
Shares issued upon exercise of warrants (i), (ii), (iii) and (iv)	2,616,895	6,665,965
Common shares issued (i)	10,000,000	31,000,000
Flow through shares issued (i)	1,000,000	3,300,000
Balance, December 31, 2003	54,222,744	110,806,463
Shares issued upon exercise of options	598,372	1,078,429
Shares issued upon exercise of warrants (i)	152,825	519,964
Balance, December 31, 2004	54,973,941	112,404,856

(i)

During the year ended December 31, 2003 the Company completed a bought-deal financing for 10,000,000 units for gross proceeds of $31,000,000 and 1,000,000 flow-through common shares for gross proceeds of $3,300,000. Each unit consisted of one common share and one-half of one common share purchase warrant. Each of the 5,000,000 whole warrants entitled the holder to subscribe for one additional common share at a price of $3.75 per share until July 29, 2004.  30,825 of these warrants were exercised in 2003, an additional 20,000 of these warrants were exercised in 2004, and the balance expired unexercised.  In conjunction with this common share issuance, 550,000 warrants were issued to the broker to purchase 550,000 shares of the Company on or before July 29, 2004 at an exercise price of $3.35 per share.  132,825 of these warrants were exercised in 2004 and the balance expired unexercised.

(ii)

During the year ended December 31, 2002 the Company completed a private placement of 4,000,000 units at a price of $2.60 per unit for gross proceeds of $10,400,000. Each unit consisted of one common share and one half of a non-transferable share purchase warrant. Each of the 2,000,000 whole warrants was exercisable for the purchase of one common share of the Company at a price of $3.00 per share until June 17, 2003. During 2003, 1,294,750 of these warrants were exercised, the balance expired unexercised. In connection with this private placement, the underwriters exercised their option to purchase an additional 1,500,000 flow-through common shares priced at $2.85 per share for gross proceeds of $4,275,000. The underwriters were also issued 440,000 warrants to purchase 440,000 common shares of the Company until June 17, 2003 at an exercise price of $2.75 per share. During 2003 all of these warrants were exercised.

(iii)

During the year ended December 31, 2002 the Company completed a private placement of 2,500,000 flow-through common shares for gross proceeds of $6,500,000. In connection with this private placement, 200,000 warrants were issued to the brokers to purchase 200,000 shares of the Company at an exercise price of $2.60 per share, exercisable until December 22, 2003. All of these warrants were exercised in 2003.

(iv)

During the year ended December 31, 2003, warrants to purchase 651,320 common shares were exercised at exercise prices of $0.85, $1.10 and $1.50 per share.  These warrants were issued in connection with flow through financings completed in 2001.

(v)

During the year ended December 31, 2002, warrants to purchase 776,480 common shares were exercised at exercise prices of $0.85, $1.10, $1.25 and $1.50 per share. These warrants were issued in connection with flow through share financings completed in 2001 and 2000.

[b]

Flow-through shares

The flow-through shares issued effectively pass on tax credits associated with Canadian Exploration Expenditures (as defined in the Canadian Income Tax Act) funded by the proceeds of the shares. The entire amount of the proceeds were renounced to the subscribers as tax benefits. As at December 31, 2003 the Company was committed to spend the unused proceeds from flow-through share issuances of $2,368,522 on qualifying Canadian exploration activities.  This entire amount was spent on qualifying activities in 2004 and there are no unused flow-through proceeds as at December 31, 2004.

[c]

Warrants

As at December 31, 2004 the Company has no warrants outstanding.  At December 31, 2003 there were 5,519,175 warrants outstanding to purchase 5,519,175 common shares of the Company at a weighted average exercise price of $3.71 per share until July 29, 2004. If the Company’s shares traded at or above $4.25 per share for any 20 consecutive day period between November 29, 2003 and March 29, 2004 then 4,969,175 of these warrants would have expired on the later of April 29, 2004 and the date which is 25 days following the giving of notice by the Company to the warrant holders. The Company’s share price did not trade above $4.25 for a 20 consecutive day period.  152,825 of these warrants were exercised in 2004 for proceeds of $519,964 and the balance expired unexercised.

[d]

Stock options

Under the Company’s Incentive Share Option Plan of 1995 (as amended), options to purchase common shares of the Company may be granted to employees, non-employees and directors of the Company for terms up to ten years at an exercise price equal to the market price prevailing on the day immediately preceding the date of the grant. Unvested options previously granted will be cancelled upon leaving the employ of the Company

At December 31, 2004 there are options outstanding and exercisable to issue 3,268,628 shares of the Company [December 31, 2003 – 2,804,500]. The price of these options ranges from $0.80 to $4.85 and their expiry dates range from July 31, 2005 to May 13, 2013. At December 31, 2004, 4,958,894 common shares were reserved for issuance pursuant to the employee incentive share option plan.

The following table summarizes information about the share options outstanding and exercisable at December 31, 2004:

	Outstanding			Exercisable
Range $	Total # of shares	Weighted average exercise price	Weighted average contract life remaining (years)	Total # of shares	Weighted average exercise price

0.80 - 1.85	262,500	1.24	1.90	225,000	1.14
2.00 - 2.65	2,638,628	2.16	3.88	2,298,628	2.16
3.56 - 4.85	367,500	4.78	3.89	367,500	4.78
	3,268,628	2.38	3.72	2,891,128	2.42

Option activity for the three preceding years is as follows:

	2004		2003		2002
	Shares #	Weighted average exercise price $	Shares #	Weighted average exercise price $	Shares #	Weighted average exercise price $

Options outstanding, beginning of year	2,804,500	2.62	3,050,000	1.81	2,313,000	1.63
Exercised	(598,372)	1.69	(1,487,500)	1.85	(287,500)	1.23
Granted	1,155,000	2.11	1,242,000	3.68	1,065,000	2.07
Expired	(60,000)	1.61	—	—	(40,500)	2.14
Cancelled	(32,500)	4.55	—	—	—	—
Options outstanding, end of year	3,268,628	2.38	2,804,500	2.62	3,050,000	1.81

Effective July 30, 2004 the Company repriced 277,000 options previously granted to non-insider employees with a weighted average exercise price of $4.73.  As a result of this repricing, these options now have an exercise price of $2.02, with no change to the vesting terms or expiry dates.  An additional $81,734 of stock-based compensation expense was recognized in 2004 with respect to this repricing.

In the year ended December 31, 2004, the stock options granted had a weighted average fair value of $1.17 [2003 - $1.91].  Under the fair value method, the total fair value of stock compensation is amortized over the vesting period resulting in stock compensation expense of $1,900,013 for the year ended December 31, 2004 [2003 - $1,481,612].  Had stock-based compensation costs been recorded under the fair value based method in 2002, the Company’s net loss for the year ended December 31, 2002 would have increased by $983,400 and the loss per share would have increased by $0.03 per share.

The fair value of stock options is estimated at the date of grant using a Black-Scholes Option Pricing Model with the following weighted average assumptions:

	2004	2003	2002

Expected option life	4.5 years	4.9 years	3.8 years
Expected volatility factor	65.8%	59.0%	54.8%
Risk-free interest rate	4.0%	4.1%	4.0%
Expected dividends	None	None	None

[e]

Contributed surplus

Contributed surplus is comprised as follows:

$

Balance, December 31, 2001 and 2002	-
Stock-based compensation expense	1,481,612
Balance, December 31, 2003	1,481,612
Stock-based compensation expense	1,900,013
Transfer to share capital for exercise of stock options	(67,685)
Balance, December 31, 2004	3,313,940

10. INCOME TAXES

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s future tax assets as of December 31 are as follows:

	2004	2003
	$	$

Future tax assets:
Mineral property interests	11,397,000	8,373,000
Investment tax credits	705,000	224,000
Investments in public companies	178,000	170,000
Capital assets, including lease obligations	1,000	44,000
Asset retirement obligations	153,000	117,000
Share issue costs	628,000	889,000
Total future tax assets	13,062,000	9,817,000
Valuation allowance for future tax assets	(13,062,000)	(9,817,000)
Net future tax assets	—	—

At December 31, 2004, the Company has cumulative Canadian Exploration Expenses (CEE) of $41,600,000 [2003 - $32,603,000] and cumulative other resource pools of $468,000 [2003 - $191,000] to offset future taxable income.  In addition, the Company has $705,000 of available investment tax credits at December 31, 2004 to apply against future taxes payable.  These amounts  can be carried forward indefinitely and have been included in the calculation of the above future income tax assets. However, these future tax assets have been offset by a full valuation allowance and are not recognized in the Company’s financial statements as at December 31, 2004 and 2003 due to the uncertainty of realization.

The reconciliation of income tax attributable to operations computed at the statutory tax rates to income tax expense (recovery), using a 34.4% [2003 – 34.4%; 2002 – 35.6%] statutory tax rate, at December 31 is:

	2004	2003	2002
	$	$	$

Income taxes at statutory rates	(3,625,000)	(4,624,000)	(3,096,000)
Stock-based compensation not deductible	654,000	510,000	—
Increase in valuation allowance	3,245,000	4,833,000	3,432,000
Investment tax credits	(315,000)	(147,000)	—
Share issue costs not deductible	2,000	(666,000)	(546,000)
Impact of change in tax rates on future income taxes	—	161,000	217,000
Other	39,000	(67,000)	(7,000)
	—	—	—

11. COMMITMENTS AND CONTINGENCIES

[a]

As disclosed in note 4[c], the Company has a contingent loan balance which totals $15,121,045 as at December 31, 2004 [2003 - $13,726,265]. This loan will be repaid only if commercial production at Meliadine West is achieved and will be paid only out of production cash flow (as defined in the joint venture agreement).

[b]

The Company has a $605,000 deposit at a financial institution that is serving as collateral for a letter of credit.  The letter of credit has been pledged in favour of the Kivalliq Inuit Association (“KIA”) under the term of a commercial lease agreement with the KIA, dated November 30, 2004.  The deposit is bearing interest at market rates.  The deposit will be returned when the Company has satisfied its legal obligations with respect to site reclamation at the Meadowbank mineral property in Nunavut (see Note 8).

[c]

The Company has committed to use certain third party mobile equipment between 2005 and 2007. Whereas the ultimate commitment amount will depend on usage, the maximum commitment amount is approximately $4 million.

[d]

The Company has employment agreements in place with various key employees which establish compensatory terms, including annual salary, employee benefit entitlements and termination benefits.  Three of these agreements also provide for the payment of specific bonus amounts should certain financial and operating milestones with respect to the Meadowbank Project be attained in the future.  As of December 31, 2004, the estimated contingent payment with respect to such bonuses is approximately $1.2 million, none of which has been accrued.

[e]

The Company is committed to future minimum annual rent payments under operating lease agreements over the next three years as follows:

$

2005	221,556
2006	190,000
2007	159,000

12. FINANCIAL INSTRUMENTS

The fair value of the Company’s receivables, reclamation deposit, accounts payable and accrued liabilities, and capital lease obligations approximates their respective carrying values at December 31, 2004 and 2003. The fair value of the non-recourse loan from joint venturer in the amount of $15,121,045 [2003 - $13,726,265] cannot be reliably determined due to the uncertainty of the timing of the future cash flows [see note 4[c]].

The fair value of the Company’s cash and cash equivalents and short-term investments is disclosed in Note 3.

13. INVESTMENTS IN PUBLIC COMPANIES

Investments in public companies include the following as at December 31:

	2004	2003
	$	$

Eurozinc Mining Corporation [a]	88,800	264,000
Lithic Resources Ltd. [b]	-	-
Other	405	405
	89,205	264,405

[a]

Eurozinc Mining Corporation

During 2004 the Company sold 2,920,000 shares [2003 - 266,666 shares] of Eurozinc for proceeds of $1,730,609 [2003 - $57,113], resulting in a gain on sale of $1,555,409 [2003 - $41,113]. During 2002, the Company recorded a $261,434 write-down in its investment when Eurozinc suffered a decline in market value that the Company determined was other than temporary.

The market value of the Company’s Eurozinc shares based on the quoted share trading price at December 31, 2004 is $1,036,000 (1,480,000 shares at $0.70 per share). This amount may not be reflective of what the Company would realize on liquidation of its investment.

[b]

Lithic Resources Ltd.

In the period from January 1, 2002 to June 7, 2002, the Company had significant influence over Lithic Resources Ltd. (“Lithic”) and this investment was accounted for under the equity method.  The Company’s share of Lithic’s loss in this period was in excess of the investments carrying value of $9,617 and accordingly, the carrying value of this investment was reduced to $Nil.

On June 7, 2002, Lithic completed a restructuring that involved the issuance and consolidation of common shares, and replacement of its Board of Directors. As a result of this restructuring, the Company’s interest in Lithic was reduced from 24.1% to 19.1% during 2002 and the Company no longer maintained representation on Lithic’s Board of Directors.  Since the loss of significant influence on June 7, 2002, this investment has been accounted for on the cost basis.

The Company’s investment in Lithic was diluted in 2003 to an interest of 11.5% as at December 31, 2003.  During the year ended December 31, 2004 the Company’s investment was further diluted to 8.4%.  The quoted market value of these shares at December 31, 2004 is $208,912 (1,392,744 shares at $0.15 per share). This amount may not be reflective of what the Company would realize on liquidation of its investment.

14. SEGMENTED INFORMATION

The Company conducts its business as a single operating segment, being the acquisition, exploration and development of mineral properties.  All mineral property interests and capital assets are located in Canada.  All of the Company’s revenues are derived from Canadian sources.

15.

RECONCILIATION BETWEEN CANADIAN AND UNITED STATES
GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain material respects from those principles that the Company would have followed had its financial statements been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). Had the Company followed U.S. GAAP, certain items on the statements of loss and deficit, and balance sheets would have been reported as follows:

Statements of loss and deficit -	2004 $	2003 $	2002 $

Revenue	3,158,354	1,970,611	909,305
Exploration and development costs	(9,040,483)	(11,518,663)	(7,992,078)
Other expenses	(4,490,270)	(3,471,853)	(1,562,766)
Net loss, before change in accounting policy	(10,372,399)	(13,019,905)	(8,645,539)
Cumulative effect of change in accounting policy [b]	—	240,084	—
Net loss	(10,372,399)	(12,779,821)	(8,645,539)
Reconciliation: Net loss, Canadian GAAP Adjustments to:	(10,531,543)	(13,434,439)	(8,697,097)
Site closure costs [b]	—	240,084	(219,493)
Gain on investment in Eurozinc [c]	159,144	14,534	261,434
Share of loss of equity accounted investees [d]	—	—	9,617
Premium received on flow-through shares [e]	—	400,000	—
Net loss, US GAAP	(10,372,399)	(12,779,821)	(8,645,539)
Comprehensive loss [c], [d], [h]	(10,902,746)	(11,453,706)	(8,925,539)
Net loss per share (U.S. GAAP, basic and diluted)	$0.19	$0.28	$0.26

Balance sheets -	December 31, 2004		December 31, 2003
	Canadian basis $	U.S. basis $	Canadian basis $	U.S. basis $
Assets
Current assets [e]	37,902,693	37,902,693	47,112,577	47,112,577
Mineral property interests [a]	8,246,083	8,890,378	8,246,083	8,890,378
Capital assets, net	4,676,302	4,676,302	3,679,703	3,679,703
Reclamation deposit	605,000	605,000	—	—
Investments in public companies [c], [d]	89,205	1,245,317	264,405	1,791,720
	51,519,283	53,319,690	59,302,768	61,474,378

Liabilities and shareholders’ equity
Current liabilities	891,527	891,527	1,330,619	1,330,619
Accrued site closure costs	443,759	443,759	340,000	340,000
Capital leases, long term portion	197,088	197,088	549,696	549,696
Shareholders’ equity
Share capital [a], [e], [f]	112,404,856	107,292,334	110,806,463	105,688,663
Contributed surplus	3,313,940	3,313,940	1,481,612	1,481,612
Accumulated other comprehensive
income [c], [d]	—	1,236,774	—	1,767,121
Deficit [e], [f]	(65,731,887)	(60,055,732)	(55,205,622)	(49,683,333)
Total shareholders’ equity	49,986,909	51,787,316	57,082,453	59,254,063
	51,519,283	53,319,690	59,302,768	61,474,378

[a]

Mineral property interests

Under Canadian GAAP, the warrants attached to the shares issued as consideration for the acquisition of a mineral property interest [see note 4[a]], were not separately valued. Under US GAAP, the fair market value of the warrants must be recorded as a cost of the mineral property interest, in accordance with FASB Statement No. 123.

[b]

Accrued site closure costs

In 2003 the Company adopted FASB Statement No. 143, Accounting for Asset Retirement Obligations (FAS 143) which is consistent with the provisions of CICA 3110 which the Company also adopted for Canadian GAAP reporting in 2003.  However, US GAAP requires that FAS 143 be adopted on a retroactive basis with a cumulative effect of the accounting change of $240,084 credited to earnings in 2003, whereas Canadian GAAP requires retroactive adoption with restatement of prior year financial statements. Therefore, the Canadian GAAP statements of loss for the years ended December 31, 2003 and 2002 are different under US GAAP.  The Company’s balance sheet at December 31, 2004 and 2003 is the same under US and Canadian GAAP.

[c]

Investment in Eurozinc Mining Corporation (“Eurozinc”)

The Company’s investment in Eurozinc is classified as an available-for-sale investment under FASB Statement No. 115 Accounting for Certain Investments in Debt and Equity Securities. As a result, this investment is recorded at fair value on the balance sheet with changes in the fair value recorded as other comprehensive income. The fair value of the Eurozinc investment is $1,036,000 at December 31, 2004 [2003 - $1,276,000; 2002 - $466,666].

The cost base of the Eurozinc investment under US GAAP of $8,138 at December 31, 2004 [2003 - $24,194] is lower than the Canadian GAAP carrying value.  Due to the lower US GAAP cost base, the gain on sale of Eurozinc shares during the years ended December 31, 2004 and 2003 is higher under US GAAP than under Canadian GAAP.  In addition, the $261,434 write-down of the Eurozinc investment recorded in 2002 under Canadian GAAP was not recorded under US GAAP because the US GAAP cost base was lower than the fair value of the investment.

[d]

Investment in Lithic Resources Ltd. (“Lithic”)

The Company’s investment in Lithic is classified as an available-for-sale investment under FASB Statement No. 115 Accounting for Certain Investments in Debt and Equity Securities. As a result, this investment is recorded at fair value on the balance sheet with changes in the fair value recorded as other comprehensive income. The fair value of the Lithic investment is $208,912 at December 31, 2004 [2003 - $515,315].

Due to the expensing of exploration costs under US GAAP prior to 2001 for the Company’s equity accounted investment in Lithic, the Canadian GAAP write-down of $9,617 in 2002 was not recorded under US GAAP.

[e]   Flow-through shares

Under Canadian income tax legislation, the Company is permitted to issue shares whereby the Company agrees to incur Canadian Exploration Expenditures (as defined in the Canadian Income Tax Act) and renounce the related income tax deductions to the investors (see note 9[b]).  Under Canadian GAAP in prior years, the full amount of funds received from flow-through share issuances was recorded as share capital.  Under US GAAP, the premium paid for the flow-through shares in excess of the market value is credited to liabilities and included in income when the related tax benefits are renounced by the Company.

Furthermore, under US GAAP, and notwithstanding that there is not a specific requirement to segregate the funds pursuant to the flow-through share agreements, the flow-through funds which are unexpended at the balance sheet date are separately classified as restricted cash.  Such amount unexpended at December 31, 2003 was $2,368,522.

[f]

Share issue costs

Under Canadian GAAP, share issue costs have been charged directly against the deficit but under the U.S. GAAP they must be charged against share capital.

[g]

Stock-based compensation

In the year ended December 31, 2003 the Company adopted the fair value based method of accounting for employee stock compensation as prescribed by FASB Statement No. 123 Accounting for Stock-Based Compensation. The Company has chosen to adopt the fair value based method on a prospective basis from January 1, 2003 as permitted by FASB Statement No. 148 Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123. The prospective adoption of this new US GAAP policy creates no differences with the Company’s stock compensation expense reported under Canadian GAAP.

Previously under US GAAP, the Company accounted for its employee stock option plan under the principles of Accounting Principles Board Opinion No. 25 (“APB 25”) Accounting for Stock Issued to Employees and related Interpretations. No compensation expense was recognized under APB 25, because the exercise price of the Company’s employee stock options was equal to the market price of the underlying stock on the date of the grant.

[h]   Comprehensive loss

The Company’s comprehensive loss is comprised as follows for the years ended December 31:

	2004	2003	2002
	$	$	$

Net loss, US GAAP	(10,372,399)	(12,779,821)	(8,645,539)
Change in net unrealized gains on available-
for-sale investments	(530,347)	1,326,115	(280,000)
Comprehensive loss	(10,902,746)	(11,453,706)	(8,925,539)

 [i]    Comparative figures

Certain prior year amounts have been reclassified to conform with the current year’s presentation.

[j]

Recently issued accounting pronouncements

On December 16, 2004, FASB issued Statement No. 123(R), Share-Based Payment. This standard requires all share based payments (including employee stock options) to be measured at fair value and included in earnings.  Statement 123(R) is effective at the beginning of the first interim or annual reporting period commencing after June 15, 2005.  The Company currently applies a similar accounting policy under US GAAP and does not expect that the adoption of Statement 123(R) will have a material impact on its financial statements.

The Emerging Issues Task Force of the FASB has as part of its agenda a review of a broad range of accounting matters related to the mining industry.

16. SUBSEQUENT EVENT

Subsequent to year-end, the Company sold 805,000 shares of Eurozinc Mining for net proceeds of approximately $0.7 million, resulting in a gain of approximately $0.6 million.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this Annual Report on Form 20-F for the year ended December 31, 2004, to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated at Vancouver, British Columbia, this 29th day of June, 2005.

Cumberland Resources Ltd.

Per:

/s/  Kerry M. Curtis

Kerry M. Curtis

President and Chief Executive Officer

TABLE OF EXHIBITS

Description of Document
1.1	Notice of Articles (issued November 15, 2004)
1.2	Company Articles (as amended in June 2004)
4.1	Meadowbank, Meliadine, and Parker Lake Mineral Interest Purchase Agreement between Asamera Minerals Inc. and Cumberland Resources Ltd. made as of June 2, 1993	*
4.2	Royalty Purchase and Sale Agreement between Asamera Minerals Inc. and Cumberland Resources Ltd. made as of August 10, 1994	*
4.3	Meliadine Mining Venture Agreement between WMC International Limited and Comaplex Minerals Corp. and Cumberland Resources Ltd., made as of June 5, 1995	*
4.4	Meadowbank Purchase and Sale Agreement between Comaplex Minerals Corp. and Cumberland Resources Ltd. made as of June 24, 1997	*
4.5	Cumberland Resources Ltd. Incentive Share Option Plan dated April 17, 1995 (as amended in April 1999 and June 2004)
4.6	Employment Agreement between the Company and Kerry Curtis dated as of December 1, 2003
4.7	Employment Agreement between the Company and Michael Carroll dated as of December 1, 2003
4.8	Employment Agreement between the Company and Brad Thiele dated as of May 1, 2004
12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
13.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*

Previously filed.