Form 40-F
CUMBERLAND RESOURCES LTD
filed 2006-04-03
CIK 1016724

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One)

___         Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

_X_        Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended  12/31/05          Commission File Number  1-31969

CUMBERLAND RESOURCES LTD.

(Exact Name of Registrant as Specified in its Charter)

British Columbia, Canada

(Province or Other Jurisdiction of Incorporation or Organization)

950 - 505 Burrard Street

Vancouver, British Columbia, Canada V7X 1M4

(604) 608-2557

(Address and Telephone Number of Registrant’s Principal Executive Offices)

Susan K. Shapiro, Esq.

Burns & Levinson, LLP

125 Summer Street, Boston, MA 02110

(617) 345-3000

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

55,144,441 Common Shares without Par Value

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”).  If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

YES

NO  X__

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES   X

NO    __

EXPLANATORY NOTE

Cumberland Resources Ltd. (the “Company”) is a Canadian issuer that is permitted, under the multijurisdictional disclosure system adopted in the United States, to prepare its Annual Report pursuant to Section 13 of the Securities Exchange Act of 1934 (the “Exchange Act”) in accordance with disclosure requirements in effect in Canada which differ from those of the United States. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and in Rule 405 under the Securities Act of 1933.

FORWARD-LOOKING STATEMENTS

This Annual Report and the Exhibits included herein include certain “forward looking information” within the meaning of the Ontario Securities Act or “forward looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States.  Forward looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, metal recoveries, accidents, equipment breakdowns, title matters and surface access, labour disputes or other unanticipated difficulties with or interruptions in production, the potential for delays in exploration or development activities or the completion of new or updated feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations (including gold, fuel, steel and construction items), currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described in the Company’s Annual Information Form filed as Exhibit 1 to this Annual Report on Form 40-F, under the heading "Narrative Description of Business - Risk Factors''. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Nunavut and Canada will continue to support the development of environmentally safe mining projects so that the Company will be able to commence the development of the Meadowbank Project within the timetable to be established in the Study. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

RESERVE AND RESOURCE ESTIMATES

All estimates of mineral reserves and resources incorporated by reference in this Annual Report have been prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy Classification System.  These standards differ significantly from the requirements of the United States Securities and Exchange Commission (“SEC”).  Accordingly, information concerning descriptions of mineralization, reserves and resources contained in this Annual Report may not be comparable to information from U.S. companies subject to the SEC’s reporting and disclosure requirements.  In particular, the term “resource” does not equate to the term “reserves”.  The definitions of “proven” and “probable” reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7.  Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured”, “indicated”, or “inferred” mineral resources in documents filed with the SEC, unless such information is required to be disclosed by the laws of the Company’s principal jurisdiction or of a jurisdiction in which its securities are traded.  U.S. Investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases.  Readers are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable.  Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report “resources” as in-place tonnage and grade

CURRENCY

Unless otherwise indicated, all dollar amounts in the Annual Report on Form 40-F are Canadian dollars.  On December 30, 2005, the noon buying rate in the City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was Canadian $1.00 = U.S. $0.8579, and on December 31, 2004, the rate was Canadian $1.00 = U.S. $0.8310.

ANNUAL INFORMATION FORM

The Annual Information Form of the Company for the year ended December 31, 2005 is included herein as Exhibit 1.

AUDITED CONSOLIDATED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Consolidated Annual Financial Statements

The Company’s audited consolidated financial statements for the year ended December 31, 2005, including the report of the auditors with respect thereto, is included herein as Exhibit 2.  Refer to Note 15 of the audited consolidated financial statements for a reconciliation of the differences between Canadian and United States generally accepted accounting principles as they relate to the Company.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2005 is included herein as Exhibit 3.

CONTROLS AND PROCEDURES

A.

Disclosure Controls and Procedures

As of December 31, 2005, an evaluation was carried out by the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities Exchange Act of 1934, as amended).  Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

B.

Internal Control over Financial Reporting

During the fiscal year ended December 31, 2005, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

None.

AUDIT COMMITTEE FINANCIAL EXPERT

Identification of Audit Committee; Independence

The Company has an Audit Committee established by the Board of Directors for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the financial statements of the Company, in accordance with Section 3(a)(58)(A) of the Exchange Act.  The members of the Audit Committee are Abraham Aronowicz, Richard Colterjohn and Jonathan Rubenstein.  Each member of the Audit Committee is “independent” as that term is defined under the rules of the American Stock Exchange.

Audit Committee Financial Expert

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate amounts billed by Ernst & Young LLP to the Company for each of the fiscal years ended December 31, 2005 and 2004 for audit fees, audit-related fees, tax fees and all other fees are set forth below:

	Year Ended December 31, 2005	Year Ended December 31, 2004
Audit Fees (1)	$72,000	$68,000
Audit-Related Fees (2)	$20,042	$5,787
Tax Fees (3)	$5,661	$4,156
All Other Fees	--	--
Totals	$97,703	$77,943

NOTES:

(1)  “Audit Fees” represent fees for the audit of the Company’s annual financial statements and review of the Company’s interim financial statements billed and related to the last two fiscal years.

(2)  “Audit-Related Fees” represent fees for assurance and related services that are related to the performance of the audit or review of the Company’s financial statements, principally for consultation regarding internal control reporting and translation services.

(3)  “Tax Fees” represent fees for Canadian corporate tax advice.

The Audit Committee has adopted procedures requiring Audit Committee review and approval in advance of all particular engagements for services provided by the Company’s independent auditors.  The Audit Committee establishes fee levels or budgeted amounts for all services expected to be provided by the independent auditor.  Any proposed engagements exceeding these levels or amounts, as well as any type of services which has not received general pre-approval, will require specific pre-approval by the Audit Committee.  Consistent with applicable laws, the procedures permit limited amounts of services, other than audit, review or attest services, to be approved by one or more members of the Audit Committee pursuant to authority delegated by the Audit Committee, provided the Audit Committee is informed of each particular service at the next scheduled Audit Committee meeting.  All of the engagements and fees for 2005 were pre-approved by the Audit Committee.  The Audit Committee reviews with Ernst & Young LLP whether the non-audit services to be provided are compatible with maintaining the auditors’ independence.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements required to be disclosed in this Annual Report on Form 40-F.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The required disclosure is included under Section 4 “Liquidity and Capital Resources” of Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2005, which is included herein as Exhibit 3.

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

EXHIBITS

The following exhibits are filed as part of this report:

1.

Annual Information Form of the Company for the year ended December 31, 2005

2.

Audited consolidated financial statements of the Company and notes thereto for the year ended December 31, 2005, together with the report of the auditors thereon

3.

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2005

4

Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended

5

Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended

6

Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

7

Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

8.

Consent of Ernst & Young LLP

9.

Consent of Dr. Mike Armitage

10.

Consent of AMEC Americas Limited

11.

Consent of Merit International Consultants Inc.

12.

Consent of Golder Associates Ltd.

13.

Consent of International Metallurgical and Environmental Inc.

14.

Consent of SGS Lakefield Research Ltd.

15.

Consent of James McCrea

16.

Consent of SRK Consulting (UK) Ltd.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

CUMBERLAND RESOURCES LTD.

Registrant

/s/ Kerry M. Curtis

Kerry M. Curtis

President and Chief Executive Officer

Date:  March 30, 2006