Form 40-F
period 2007-03-07
CUMBERLAND RESOURCES LTD
filed 2007-03-30
CIK 1016724

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One)

___      Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

  X        Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended  12/31/06             Commission File Number 1-31969

CUMBERLAND RESOURCES LTD.

(Exact Name of Registrant as Specified in its Charter)

British Columbia, Canada

(Province or Other Jurisdiction of Incorporation or Organization)

950 - 505 Burrard Street

Vancouver, British Columbia, Canada V7X 1M4

(604) 608-2557

(Address and Telephone Number of Registrant’s Principal Executive Offices)

Susan K. Shapiro, Esq.

Burns & Levinson LLP

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

75,305,274 Common Shares without Par Value

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

FORWARD-LOOKING STATEMENTS

This Annual Report and the Exhibits included herein include certain “forward looking information” within the meaning of the Ontario Securities Act or “forward looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States, including statements concerning our plans at the Meadowbank Gold Project and other mineral properties, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Forward looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, metal recoveries, accidents, equipment breakdowns, title matters and surface access, labour disputes or other unanticipated difficulties with or interruptions in production, the potential for delays in exploration or development activities or the completion of new or updated feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations (including gold, fuel, steel and construction items), currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described under the heading “Risk Factors” in the Company’s Annual Information Form filed as Exhibit 1 to this Annual Report on Form 40-F. Forward-looking information and forward-looking statements are in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Nunavut and Canada will continue to support the development of environmentally safe mining projects so that the Company will be able to commence the development of the Meadowbank Project within the established timetable. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.  The words “anticipate”, “believe”, “estimate” and “expect” and similar expressions, as they relate to the Company or its management, are intended to identify forward looking statements relating to the business and affairs of the Company. Except as required under applicable securities legislation, we undertake no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

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

Unless otherwise indicated, all dollar amounts in the Annual Report on Form 40-F are Canadian dollars.  On December 29, 2006, the noon buying rate in the City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was Canadian $1.00 = U.S. $0.8582, and on December 30, 2005, the rate was Canadian $1.00 = U.S. $0.8579.

ANNUAL INFORMATION FORM

The Annual Information Form of the Company for the year ended December 31, 2006 is included herein as Exhibit 1.. This Annual Information Form includes a summary of more detailed information contained in two independent technical reports, "Meadowbank Resource Estimate" dated January 29, 2004, and "Meadowbank Gold Project, Nunavut, Technical Report" dated March 31, 2005, (collectively, the "Reports"). The Reports contain a detailed description of the Company's Meadowbank Project and are available on the SEC's website at: www.sec.gov/edgar.shtml. Readers are encouraged to review the Reports in their entirety.

AUDITED CONSOLIDATED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Consolidated Annual Financial Statements

The Company’s audited consolidated financial statements for the year ended December 31, 2006, including the report of the auditors with respect thereto, is included herein as Exhibit 2.  Refer to Note 18 of the audited consolidated financial statements for a reconciliation of the differences between Canadian and United States generally accepted accounting principles as they relate to the Company.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2006 is included herein as Exhibit 3.

CONTROLS AND PROCEDURES

A.

Evaluation of Disclosure Controls and Procedures

As of December 31, 2006, an evaluation was carried out by the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities Exchange Act of 1934, as amended).  Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

B.

Management’s Annual Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining an adequate internal control over financial reporting.  Internal control over financial reporting is defined in Rule 13a-15(f) and Rule 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  The Company’s internal control over financial reporting includes those policies and procedures that:

  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorization of management and directors of the Company; and

  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006.  In making this assessment, it used the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on our assessment, we have concluded that, as of December 31, 2006, the Company’s internal control over financial reporting is effective based on those criteria.

This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this Annual Report.

C.

Changes in Internal Control over Financial Reporting

During the fiscal year ended December 31, 2006, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate amounts billed by Ernst & Young LLP to the Company for each of the fiscal years ended December 31, 2006 and 2005 for audit fees, audit-related fees, tax fees and all other fees are set forth below:

	Year Ended December 31, 2006	Year Ended December 31, 2005
Audit Fees (1)	$94,775	$72,000
Audit-Related Fees (2)	$109,620	$20,042
Tax Fees (3)	$6,599	$5,661
All Other Fees	--	--
Totals	$210,994	$97,703

NOTES:

(1)  “Audit Fees” represent fees for the audit of the Company’s annual financial statements and review of the Company’s interim financial statements billed and related to the last two fiscal years.

(2)  “Audit-Related Fees” represent fees for assurance and related services that are related to the performance of the audit or review of the Company’s financial statements, principally for translation services, prospectus related work and consultation regarding internal control reporting.

(3)  “Tax Fees” represent fees for Canadian corporate tax advice.

The Audit Committee has adopted procedures requiring Audit Committee review and approval in advance of all particular engagements for services provided by the Company’s independent auditors.  The Audit Committee establishes fee levels or budgeted amounts for all services expected to be provided by the independent auditor.  Any proposed engagements exceeding these levels or amounts, as well as any type of services which has not received general pre-approval, will require specific pre-approval by the Audit Committee.  Consistent with applicable laws, the procedures permit limited amounts of services, other than audit, review or attest services, to be approved by one or more members of the Audit Committee pursuant to authority delegated by the Audit Committee, provided the Audit Committee is informed of each particular service at the next scheduled Audit Committee meeting.  All of the engagements and fees for 2006 were pre-approved by the Audit Committee.  The Audit Committee reviews with Ernst & Young LLP whether the non-audit services to be provided are compatible with maintaining the auditors’ independence.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements required to be disclosed in this Annual Report on Form 40-F.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The required disclosure is included under Section 4 “Liquidity and Capital Resources” of Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2006, which is included herein as Exhibit 3.

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

B.

Consent to Service of Process

The Registrant has previously filed with the Commission a written irrevocable consent and power of attorney on Form F-X in connection with the filing of its Annual Report on Form 40-F for the year ended December 31, 2005.

EXHIBITS

The following exhibits are filed as part of this report:

1

Annual Information Form of the Company for the year ended December 31, 2006

2.

Audited consolidated financial statements of the Company and notes thereto for the year ended December 31, 2006, together with the report of the auditors thereon

3

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2006

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

6

Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

7

Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

8

Consent of Ernst & Young LLP

9

Consent of Dr. Mike Armitage

10

Consent of AMEC Americas Limited

11

Consent of Merit Consultants International Inc.

12

Consent of Golder Associates Ltd.

13

Consent of International Metallurgical and Environmental Inc.

14

Consent of SGS Lakefield Research Ltd.

15

Consent of James A. McCrea

16

Consent of SRK Consulting (UK) Ltd.

17

Consent of Andrew Hamilton

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2007	Cumberland Resources Ltd. Registrant /s/ Kerry M. Curtis_ Name: Kerry M. Curtis Title: President & CEO